Filed Pursuant to Rule 424(B)(3)
                                                              File No. 333-84147

February 19, 2001


Dear Fellow Stockholder:

Enclosed is the Empyrean Bioscience, Inc. Joint Proxy Statement/Prospectus. The annual meeting of stockholders will be held on Tuesday, March 20, 2001 at 10:00 a.m. at Courtyard by Marriott, 3695 Orange Place, Beachwood, Ohio.

You may vote your shares on the following issues by proxy or in person:
     a)   Reincorporation of our company in the state of Delaware;
     b)   Election of six directors;
     c)   Approval of an amendment to our stock plan; and
     d)   Any other business that may come before the meeting.

These issues are more fully described in the enclosed Joint Proxy
Statement/Prospectus. The Board of Directors unanimously recommends that you vote for approval of each issue.

In reviewing the prospectus, you'll see the progress Empyrean has made over the past year. We have:

     * Extended distribution of our core Preventx(R) and Coleman(R) hand sanitizer and first-aid antiseptic products to a number of national and regional retailers including Walgreens, Wal-Mart, Eckerd, Target, Do-It Best, Amway, Ames, Weis Markets, Giant Eagle and Phar Mor;

     * Introduced new Preventx(R) consumer friendly packaging and point of sale displays;

     *    Formed a joint venture with International Bioscience Corporation
          (IBC), which eliminated nearly $60 million in future minimum royalty obligations;

     * Expanded our product line to include antibacterial towelettes and a disinfectant surface cleaner; and

     * Announced that IBC began Phase III clinical trials of the GEDA Plus(R) microbicidal contraceptive gel in Brazil.

I appreciate your continued support of Empyrean Bioscience, Inc.

Sincerely,

/s/ Richard C. Adamany

Richard C. Adamany
President and Chief Executive Officer

                            EMPYREAN BIOSCIENCE, INC.
                        23800 COMMERCE PARK ROAD, SUITE A
                              CLEVELAND, OHIO 44122

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON MARCH 20, 2001

Dear Stockholder:

We will hold an annual meeting of stockholders on March 20, 2001, at 10:00 a.m. local time, at Courtyard by Marriott, 3695 Orange Place, Beachwood, Ohio. We are holding the meeting for the following purposes:

     (a) To approve reincorporation to Delaware by approving a merger agreement between our Delaware and Wyoming companies. Our Delaware company has three classes of directors, each with a different term of office;

     (b)  To elect six (6) directors;

     (c) To approve an amendment to our 1998 Stock Plan to reserve an additional number of shares for issuance under the 1998 Stock Plan; and

     (d) To transact other business that may properly come before the annual meeting.

These   items  are  more  fully   described   in  the   enclosed   joint   proxy
statement/prospectus.

You may vote at the meeting if you are a stockholder of record at the close of business on February 13, 2001.

If you are entitled to vote, you may dissent from the adoption of the merger agreement. We have attached a copy of the merger agreement as Annex A and a copy of the dissenters' rights statute as Annex B.

We have enclosed a proxy card to assist you in the voting process. We look forward to seeing you on March 20, 2001.

                             YOUR VOTE IS IMPORTANT.

                       By Order of the Board of Directors:

                       Bennett S. Rubin
                       Secretary

Cleveland, Ohio
February 19, 2001

TO VOTE YOUR SHARES, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.

                            EMPYREAN BIOSCIENCE, INC.
                        50,140,740 Shares of Common Stock
                        Joint Proxy Statement/Prospectus

         We are changing our state of incorporation to Delaware.

         We cannot complete the reincorporation unless stockholders holding a majority of our outstanding common stock approve the merger of our Wyoming and Delaware companies. The shares that are the subject of this Joint Proxy
Statement/Prospectus are shares of our Delaware company that will be issued to our stockholders in the merger. Of these 50,140,740 shares, 14,188,824 shares are being offered for resale by the "selling shareholders."

         We are electing six directors of our Wyoming company. These directors will serve as the six directors of our Delaware company as approved.

         Directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors.

         We are amending our 1998 Stock Plan to increase the number of shares reserved for issuance under our 1998 Stock Plan. Stockholders holding a majority of our outstanding common stock must approve the amendment to our 1998 Stock Plan.

         At our annual meeting our stockholders will vote on the merger. The date, time and place of the meeting are as follows:

         DATE: March 20, 2001

         TIME: 10:00 a.m., Local Time

         PLACE: Courtyard by Marriott, 3695 Orange Place, Beachwood, Ohio

         Whether or not you plan to attend our meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, we will count your proxy as a vote in favor of the merger proposal submitted at the meeting, for each of the director nominees identified in this document, and for the amendment to our 1998 Stock Plan. Failure to return your proxy card or vote in person at the meeting will effectively result in a vote against the merger.

         Additionally, we may permit, from time to time, certain stockholders to sell their shares of common stock using this prospectus. We will pay all expenses of the offering. We will not pay any underwriting discounts or commissions in connection with the sale of any shares.

         Our common stock is traded on the Over-The-Counter Bulletin Board and is not listed on any exchange or on Nasdaq.

         You should carefully consider the risks described in "Risk Factors" beginning on page 4.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

February 19, 2001

                                     SUMMARY

THIS SUMMARY CONTAINS BASIC INFORMATION ABOUT US AND OUR REINCORPORATION. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD CAREFULLY READ THIS ENTIRE DOCUMENT AND THE DOCUMENTS TO WHICH WE HAVE REFERRED YOU.

OUR BUSINESS

         We market, sell and distribute innovative personal care products that are intended to prevent the spread of infectious disease. We currently market and sell only a hand sanitizer and first-aid antiseptic product in lotion and towelette forms. We sell hand sanitizer over the counter in retail markets and to commercial, industrial and institutional customers in the United States. We also have licensing rights in the United States to a microbicidal contraceptive gel as well as a line of related products such as baby wipes and a disinfectant surface spray. We intend to market and sell these additional preventative products based on a formula licensed to us by International Bioscience Corporation.

REINCORPORATING IN DELAWARE

         We are reincorporating in Delaware. We are currently a Wyoming company. We will reincorporate in Delaware by merging our Wyoming company into our Delaware company. The management of our new Delaware company will be identical to the current management of our Wyoming company. The reincorporation will not affect our ongoing business. We are reincorporating because we believe that Delaware has more stable, modern, and flexible corporate law than Wyoming. Reincorporation in Delaware may restrict stockholders' rights, discourage a change in ownership or management, and could negatively impact our stock price. We discuss this possibility in our "Risk Factors" and "Reincorporation Proposal" discussions in this Proxy Statement/Prospectus. You will receive one share of our Delaware company for every share of the current Wyoming company and a warrant or option for every warrant or option you currently own. We are not registering any warrants or options through this Registration Statement, but we are registering the shares of the Delaware company that you will receive if you exercise any warrants or options.

ELECTION OF DIRECTORS

         We are electing six directors of the Wyoming company. The Board has recommended Richard C. Adamany, Lawrence D. Bain, Robert G. J. Burg II, Michael Cicak, Andrew J. Fishleder, and Bennett S. Rubin for election as directors. Each would serve at least until the 2002 Annual Meeting and until his successor has been elected and qualified.

         If the reincorporation proposal is approved, our Delaware company will have a classified, or "staggered" board of directors. Our Delaware Board will consist of two "Class I" directors for a one-year term, two "Class II" directors for two-year terms, and two "Class III" directors for three-year terms. Our directors will be classified as indicated in the table below, each to serve until the Annual Meeting stated in the table and until his successor has been elected and qualified.

                                                            THROUGH ANNUAL
               NOMINEE                        CLASS           MEETING IN:
               -------                        -----           -----------
         Robert G. J. Burg II                   I                 2002
         Michael Cicak                          I                 2002
         Andrew J. Fishleder, M.D.             II                 2003
         Lawrence D. Bain                      II                 2003
         Richard C. Adamany                    III                2004
         Bennett S. Rubin                      III                2004

AMENDMENT TO OUR 1998 STOCK PLAN

         We are amending our 1998 Stock Plan to increase the number of shares subject to issuance under our 1998 Stock Plan.

VOTES REQUIRED

         A vote of a majority of the outstanding shares of our common stock in favor of the reincorporation proposal will approve the merger. A vote of a plurality of the shares present in person or represented by proxy will approve the six directors named above. A vote of a majority of the outstanding shares of our common stock in favor of the amendment proposal will approve the increase in the number of shares for issuance under our 1998 Stock Plan. As of January 16, 2001, our directors, executive officers, and their affiliates owned or had an irrevocable proxy for approximately 20% of our outstanding common stock entitled to vote excluding shares issuable upon exercise of warrants or options held by them.

DISSENTERS' RIGHTS

         Stockholders may dissent from the merger and receive the "fair value" of their common stock. Wyoming law requires each dissenting stockholder to meet strict requirements to dissent properly. You should consult your legal advisor for a full understanding of your right to dissent. We have attached a copy of the Wyoming statute that provides for your appraisal rights as Annex B, which includes the procedures that you must follow to properly exercise these rights.

REGISTRATION OF SHARES OF AFFILIATES FOR REOFFER

         Shares of common stock owned by affiliates of Empyrean Delaware and shares issuable upon exercise of warrants and certain options held by such affiliates after the merger, will be registered for resale pursuant to this Proxy Statement/Prospectus. In the event that any such shares of common stock are sold by the affiliates, Empyrean will not receive any of the proceeds from such sales.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

          Forward-looking statements made in this document are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations and market opportunities for our current and planned products. Also, when we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. You should understand that factors identified in the section of this document titled "Risk Factors" could affect our future financial results and stock price, in addition to those factors discussed elsewhere in this joint proxy statement/prospectus, and could cause results to differ materially from those expressed in our forward-looking statements.

                        SUMMARY HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                    Years Ended                   Nine Months
                                                    December 31               Ended September 30
                                                --------------------         --------------------
                                                  1998         1999            1999         2000
                                                -------      -------         -------      -------
SELECTED CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:
Product sales                                        10          112             100          496
Distribution rights revenue                          --          550             550           --
                                                -------      -------         -------      -------
Net revenues                                         10          662             650          496
Cost of sales                                         3          109              34          267
Gross profit                                          7          553             616          229
Litigation settlement expense                        --           --              --        5,434
Selling, general and administrative expense       2,944        4,829           3,263        2,223
Write-down of inventory                              29           --              --           --
Restructuring charge                                 --          345              --           --
Loss from operations                             (2,966)      (4,621)         (2,647)      (7,428)
Other expense, net                                 (181)        (164)           (155)          11
Net loss                                         (3,147)      (4,785)         (2,802)      (7,417)
Net loss per share                                (0.14)       (0.17)          (0.10)       (0.20)
Weighted average shares outstanding              22,884       28,108          27,519       36,305

                                                 At December 31, 1999        At September 30, 2000
                                                 --------------------        ---------------------
SELECTED CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents                                        286                          233
Working capital                                               (1,714)                      (1,648)
Total assets                                                     681                          550
Long-term obligations                                             --                           --
Stockholders' equity (deficit)                                (1,662)                      (1,607)

                                  RISK FACTORS

YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS BEFORE YOU VOTE ON OUR MERGER AND REINCORPORATION.

RISKS RELATING TO THE MERGER:

REINCORPORATION IN DELAWARE MAY RESTRICT STOCKHOLDERS' RIGHTS AND NEGATIVELY IMPACT OUR STOCK PRICE.

         If we complete the merger, we will become a Delaware corporation subject to the corporation laws of that state. These laws are different from the corporate laws of Wyoming where we are currently incorporated. As a result, our shareholders may lose some rights they would have been entitled to under Wyoming law. For example, our shareholders can call special meetings under Wyoming law but will be unable to if we reincorporate in Delaware. Wyoming law also provides for dissenters' or appraisal rights for a broader range of mergers and other transactions than does Delaware, where these rights are more limited. Delaware allows for less restrictive dividend rights than we have as a Wyoming corporation. In addition, under Delaware law and our new Articles of
Incorporation and Bylaws, it may be more difficult or less advantageous for another person or entity to attempt or complete a hostile acquisition of us. All of these factors may have a negative impact on our stock price.

WE MAY ISSUE PREFERRED STOCK WITH RIGHTS AND PREFERENCES SENIOR TO THOSE OF COMMON STOCK IF THE MERGER IS SUCCESSFUL, WHICH COULD CAUSE A DECLINE IN THE VALUE OF THE COMMON STOCK OR MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US.

         If we complete the merger, we will be governed by Articles of Incorporation in the form attached as Exhibit 3.1(b). These new Articles of Incorporation, unlike our existing articles, contain a provision providing for serial or "blank check" preferred stock. This provision will enable our Board of Directors, without a vote of common stockholders, to issue separate classes or series of preferred stock with rights and preferences that may be senior to those of our common stock. These rights include voting, dividends, rights upon liquidation, dissolution or acquisition, and redemption. If the Board of Directors issues preferred stock and such rights are affected, it may cause a decline in the value of the common stock. The Board of Directors could also provide the preferred stockholders with separate rights to approve an acquisition of us by a third party and may make an acquisition of us more difficult. At this time, we have no intentions or plans to issue preferred stock.

THE ELECTION OF A CLASSIFIED OR STAGGERED BOARD OF DIRECTORS MAY HAVE THE EFFECT OF DISCOURAGING A CHANGE IN OWNERSHIP OR MANAGEMENT AND MAY INHIBIT A THIRD PARTY FROM MAKING AN ACQUISITION PROPOSAL.

         The Delaware Certificate of Incorporation provides for a classified or "staggered" Board of Directors. This means that all of the directors' terms of office do not expire at the same time. The Board will be divided into three classes of directors, with each class constituting approximately one- third of the total number of directors, and with the classes serving staggered three-year terms. A "staggered" or classified Board will make it more difficult for stockholders to change the composition of the Board, and therefore, the control of the Company because only a minority of the directors are up for election at any one time, and may be replaced by a vote of the stockholders. Stockholders can currently change the composition of our entire Board at one annual meeting. If we adopt a "staggered" Board, stockholders will be able to change the composition of the entire Board at three successive annual meetings.

         Having a "staggered" Board provision in the Certificate of Incorporation could discourage a third party from accumulating a larger block of the capital stock or attempting to obtain control, even though such an attempt might be beneficial to some, or a majority, of stockholders. Accordingly, under some circumstances stockholders could be deprived of opportunities to sell their common stock at a higher price than might otherwise be available.

RISKS RELATING TO OUR BUSINESS:

FDA DECISIONS MAY ADVERSELY AFFECT MARKETING OUR HAND SANITIZER, RESULTING IN LOSS OF SALES.

         The Food and Drug Administration regulates the manufacture and sale of hand sanitizers. In April 1999, the FDA took an adverse position regarding the marketing of a lotion, made and sold by the Andrew Jergens Co., that contained an active ingredient similar to the one in our hand sanitizer and first-aid antiseptic. If the FDA decides similarly regarding our hand sanitizer and first-aid antiseptic, we would be required to modify the labeling and marketing of our product using only the claims allowed for first-aid antiseptic products. As a result, sales of our hand sanitizer and first-aid antiseptic, our primary product, could suffer and we could go out of business.

         FDA hand sanitizer regulations require that hand sanitizers be marketed for hand use only. We believe that our marketing claims comply with this FDA requirement. Our product is labeled as a hand sanitizer and first-aid antiseptic and its hand sanitizer directions state that it is for hand use only. The Jergens product claimed to be a lotion, implying it may be used on all skin parts. Our hand sanitizer and first-aid antiseptic also claims that it helps prevent bacterial contamination or skin infection on minor cuts, scrapes and burns. We are unaware that the Jergens product made the same or similar claims. We understand that the Jergens product has been discontinued. Our label claims that our hand sanitizer and first-aid antiseptic is long lasting. That claim is not provided for under either the hand sanitizer monograph or the first-aid antiseptic monograph. However, based on studies conducted by IBC, we believe we could independently substantiate this claim to the FDA if required. We do not make prophylactic claims with respect to our hand sanitizer and first-aid antiseptic.

         If the FDA prohibited the use of benzalkonium chloride in our hand sanitizer and first-aid antiseptic, we would be forced to market this product using only the claims allowed for first-aid antiseptic products. Further, any claims we make about a first-aid antiseptic product which are not within the FDA's first-aid antiseptic rules would have to be substantiated to the FDA or omitted.

WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT CAPITAL TO FUND OUR OPERATIONS AND, AS A RESULT, WE MAY CUT BACK OR DISCONTINUE OPERATIONS OR LIMIT OUR BUSINESS STRATEGIES.

         While we will need significant additional capital in the near future, we may be unable to obtain funding for our operations on favorable terms, or at all. If adequate funds are not available, we may be required to cut back or discontinue one or more of our product introductions, sales, marketing or distribution programs or plans; or reduce operating expenses, or attempt to obtain funds through strategic alliances that may require us to relinquish rights to one or more of our technologies or products.

OUR FUTURE CAPITAL REQUIREMENTS WILL DEPEND ON MANY FACTORS, INCLUDING:

          * the progress of our product introductions, sales, marketing and distribution efforts;
          *    the scope and results of clinical trials related to our products;

          *    the progress in filing for and obtaining regulatory approvals;

          *    the rate of technological advances;

          *    the market acceptance of our products;

          *    the levels of administrative and legal expenses; and

          *    competitive products.

         In addition, future financing may be increasingly difficult to obtain due to such factors as our limited operating history and results, the level of risk associated with our business and business plans, increases in our vulnerability to general economic conditions, and increased stockholder dilution. Debt financing, if available, may have several negative effects on our future operations, including:

          * a portion of our cash flow from operations will be dedicated to payment of principal and interest and this would reduce the funds available for operations and capital expenditures;

          *    increased   debt   burdens   will   substantially   increase  our
               vulnerability   to  adverse  changes  in  general   economic  and
               competitive conditions; and

          * we may be subject to restrictive debt covenants and other conditions in our debt instruments that may limit our capital expenditures, limit our expansion or future acquisitions, and restrict our ability to pursue our business strategies.

A THIRD PARTY CLAIM MAY ADVERSELY AFFECT OUR RIGHTS TO MAKE OR SELL OUR PRODUCTS AND WE WOULD BE UNABLE TO GENERATE REVENUES.

         Our hand sanitizer and first-aid antiseptic product is based on a formula licensed to us by IBC. A third party claims a prior worldwide licensing and marketing right without an expiration date to use the IBC formula. If the claim is successful, it could materially adversely affect our rights to license and market our hand sanitizer and first-aid antiseptic and future potential products that may be developed based on the IBC formula. IBC is seeking a declaratory judgment that the third party has no rights in the product line, but the litigation may not succeed. If IBC does not succeed, we may be unable to market, sell or distribute our hand sanitizer and first-aid antiseptic or any other products under development. If that were to occur, IBC has agreed to assign us certain rights. However, we may be unable to generate revenues, which would likely require the termination of our business.

WE EXPECT TO INCUR LOSSES FOR THE FORESEEABLE FUTURE AND CONTINUED LOSSES COULD RESULT IN OUR INABILITY TO FUND BUSINESS OPERATIONS AND CAUSE OUR STOCK PRICE TO DECLINE.

         We expect to incur a net loss in 2000 and at least through 2001. We have incurred a net loss in each year of our existence. We incurred losses of $2,596,000 in 1997, $3,147,000 in 1998 and $4,785,000 in 1999. We incurred a loss of $7,417,000 for the nine months ended September 30, 2000. We may never make a profit. These losses are due in part to expenses associated with sales and marketing, overhead, market development and in 2000, the settlement of our litigation with IBC. As a result, our accumulated deficit has increased from $12,629,000 at December 31, 1996 to $30,573,000 at September 30, 2000. If we
continue to incur losses, we would not be able to fund continuing business operations, which could lead to the limitation or closure of some or all of our operations.

EXISTING OR POTENTIAL MARKETS MAY NOT ACCEPT OUR PRODUCTS AND WE MAY EXPERIENCE AN INABILITY TO GENERATE REVENUE OR PROFITS.

         Our success depends significantly on obtaining and increasing penetration of existing and new markets and the acceptance of our products in these markets. Our products may not achieve or maintain market acceptance. We also may not be successful in increasing our market share with respect to any of our current products. Market acceptance will depend, in large part, upon our ability to educate consumers, health care providers and other institutional end users as to the distinctive characteristics and benefits of our products. If we fail to achieve significant market acceptance of our preventative products, we would not generate sufficient revenues, lose revenues or make a profit in the future.

ADVERSE PRODUCT PUBLICITY AND PRODUCT RECALLS OF OTHER PRODUCTS MAY HAVE A NEGATIVE EFFECT ON THE SALES OR ACCEPTANCE OF OUR PRODUCTS AND COULD RESULT IN A LOSS OF REVENUES OR AFFECT OUR ABILITY TO EVER BECOME PROFITABLE.

         Anti-bacterial products containing triclosan as the active ingredient have been the focus of adverse publicity. Some products have been recalled due to triclosan's side effects and its ineffectiveness in killing germs. Although our products do not use triclosan and, we believe, are superior to other anti-bacterial sanitizing products, adverse publicity stemming from problems with, or recalls of, other products may adversely affect the sales of our products and our ability to ever become profitable. Such confusion about our product identity may cause our customers to confuse our products with those subject to adverse publicity.

WE MAY INCUR SIGNIFICANT LIABILITIES AND EXPENSES IF OUR PRODUCTS CAUSE PERSONAL INJURY OR PROPERTY DAMAGE.

         Although we believe that our products are safe, there is a possibility that personal injury, including death or property damage could occur from the use or misuse of our products. If so, injured parties could initiate significant product liability claims and litigation against us. Any claims relating to our products, even if without merit, may exceed our existing insurance coverages and assets, and we may be required to pay these losses and expenses from funds for operations, causing significant losses.

WE HAVE LIMITED SALES, MARKETING AND DISTRIBUTION CAPABILITIES AND RELY EXTENSIVELY ON THIRD PARTIES TO MARKET AND DISTRIBUTE OUR PRODUCTS. THE FAILURE OR UNWILLINGNESS OF THESE PARTIES TO MARKET OUR PRODUCTS COULD LIMIT OUR ABILITY TO GENERATE REVENUES OR PROFITS.

         We rely extensively on third party manufacturers' sales representatives and on marketing and distribution companies to market and distribute our products. Accordingly, sales of our products depend largely on the strength and financial condition of others, the expertise and relationships of our manufacturers' sales representatives, marketers and distributors with customers, and the interest of these parties in selling and marketing our products. Our manufacturers' sales representatives and marketing and distribution parties also sell, market and distribute the products of other companies. If we do not generate substantial sales through our manufacturers' sales representatives and distributors, we may not generate sufficient revenues and profits. If our relationships with our third party manufacturers' sales representatives and our marketing and distribution partners were to terminate, we would need to develop relationships with other third parties or substantially increase our own sales and marketing forces. To develop sales and marketing forces internally would require significant cash and other resources and could cause delays or interruptions in our product supply to customers. This could result in the loss of significant sales or customers and limit our ability to become profitable.

WE HAVE NO INTERNAL MANUFACTURING CAPABILITY AND DEPEND HEAVILY UPON THIRD PARTY SUPPLIERS, AND THE INABILITY OR UNWILLINGNESS OF THESE THIRD PARTIES TO SUPPLY OUR PRODUCTS COULD RESULT IN INTERRUPTIONS OF OUR PRODUCT SUPPLY CAPABILITY AND A LOSS OF CUSTOMERS AND REVENUES.

     Canadian Custom Packaging ("CCP"), the sole third party manufacturer for the IBC formulation that is used in our current product , purchases raw materials used in the manufacture of our product from various suppliers. Since we do not have a written agreement, CCP could terminate our arrangement at any time. CCP and our suppliers may not be able to supply our product in a timely or cost-effective manner or in accordance with specifications. We maintain an inventory of these finished products and carry contingent business interruption insurance on CCP's facility. A lengthy delay or interruption in the supply of these materials or finished products would significantly impair our ability to compete, would cause a loss of revenue and could cause a loss of significant customers.

WE ARE SUBJECT TO INTENSE COMPETITION AND PRICING PRESSURES FROM SUBSTANTIALLY LARGER COMPETITORS, WHICH CAN LIMIT OUR ABILITY TO EVER MAKE A PROFIT.

         The consumer products industry in which we compete is intensely competitive. Among our more significant competitors are large and well-established companies, including the Dial Corporation, GoJo Industries, Colgate-Palmolive Company, Reckitt & Coleman, Inc., and others. All of these companies have significantly greater financial resources than us and are willing to commit significant resources to protecting or capturing market share. As a result, it will be difficult for us to successfully capture market share from these competitors, promote and advertise our products effectively against the products of these competitors, and develop product innovations in response to market demands and opportunities. We may be unable to successfully compete with these companies even if our products have recognized superior qualities.

         In addition, our consumer products and those products we plan to offer are subject to significant price competition. To respond to these competitive and consumer pressures, we may need to cut prices from time to time. We may be unable to absorb price reductions that could cause a loss of sales volume or limit our profits from product sales.

WE DEPEND ON KEY EMPLOYEES FOR OUR SUCCESS AND THE LOSS OF OUR KEY EMPLOYEES COULD LIMIT OUR SUCCESS.

         Our future success will depend in large part on our ability to attract and retain highly qualified managerial and technical personnel. The competition for qualified personnel in our industry is intense and, accordingly, we may be unable to hire or retain necessary personnel. We are presently highly dependent upon the efforts of Mr. Richard C. Adamany, our President and Chief Executive Officer, and Mr. Bennett S. Rubin, our Executive Vice President and Chief Operating Officer. The loss of the services of Mr. Adamany or Mr. Rubin could limit our success in the future. Messrs. Adamany and Rubin are subject to employment agreements.

GOVERNMENT REGULATION OF OUR PRODUCTS MAY PREVENT US FROM SELLING OUR CURRENT PRODUCT OR MAY RESULT IN DELAYS IN LAUNCHING OR SELLING FUTURE PRODUCTS, AND CAN SIGNIFICANTLY INCREASE OUR COSTS.

         The testing, manufacture, labeling, distribution, advertising, marketing, and sale of our products are subject to extensive government regulation. To sell some or all of our drug products within the United States, we must comply with FDA guidelines or, through IBC, obtain premarket approval from the FDA. The FDA approval process is very costly, time consuming, and uncertain. It is possible that the FDA will not approve our products or approve them in a timely manner. IBC may not have sufficient resources to complete the required testing and regulatory review process for our products currently under development. Further, we do not have the right under our license agreement from IBC to independently seek FDA approval of any of the IBC products.

         Approval by the FDA is subject to continual review, and later discovery of previously unknown problems may result in product labeling restrictions or withdrawal of products from the market. Also, the FDA may restrict or prohibit us from making pertinent product claims and this may limit the successful marketing of our products or may reduce the price for our products. Finally, if we and/or IBC fail to comply with requirements for testing, manufacturing, labeling, distributing, advertising, marketing, and selling drugs, we may be subject to administrative or court-imposed sanctions. These sanctions could include product recalls or seizures, injunctions against production, distribution, sales and marketing, delays in obtaining marketing approvals or the refusal of the government to grant approvals, suspensions and withdrawals of previous approvals, and possible criminal prosecution. Our distributors , suppliers and CCP, our third party manufacturer, are subject to the same sanctions.

THE PROTECTION OF OUR RIGHTS TO OUR PRODUCTS MAY NOT BE COMPLETE AND THIS COULD IMPAIR OUR ABILITY TO SUCCESSFULLY COMPETE AGAINST OTHERS.

         Our ability to effectively compete may be materially dependent upon the proprietary nature of the products that we license from third parties. Currently, there are no patents or patent applications pending with respect to our products. We depend primarily on confidentiality provisions in our written agreements with third parties and on trade secret laws, which vary from jurisdiction to jurisdiction and are subject to interpretation. As a result, we have no ability to prevent third parties from duplicating our products if they can do so without either violating an agreement with us or improperly using our trade secrets. We may never be able to obtain any key patents or other protection and our licensors may never be able to obtain similar protection for our products. Our existing rights may not be sufficient to protect our products, may not be valid, and may not provide significant commercial benefits in any event. Although we do not believe that our products infringe on the patent rights or proprietary rights of others, they may infringe on other products.

WE HAVE A LIMITED PRODUCT LINE AND OUR INABILITY TO SUCCESSFULLY MARKET ANY ONE OR A FEW OF OUR PRODUCTS COULD CAUSE A SIGNIFICANT DECLINE IN OUR REVENUES OR FUTURE PROFITABILITY.

         Nearly all of our revenues from product sales in 1999 and 2000 were derived from our hand sanitizer and first-aid antiseptic product. Towelettes were introduced in the fourth quarter of 2000. The GEDA Plus(R) microbicidal contraceptive gel will not be available for sales, marketing and distribution in the United States until an IND (Investigative New Drug) number is obtained from the FDA by IBC and Phase III studies acceptable to the FDA are completed. These studies must successfully demonstrate that the gel is safe and effective both as a contraceptive and as a preventative of sexually transmitted diseases. Neither successful completion of the study nor FDA approval can be assured. In the foreseeable future, we expect most of our revenue will derive from sales of the hand sanitizer and first-aid antiseptic lotion and towelette products and the disinfectant surface cleaner introduced in December 2000. Since we lack product diversification, our ability to generate revenues or profits depends on our successful introduction of new products and marketing of existing products.

WE HAVE NO RESEARCH AND DEVELOPMENT RIGHTS UNDER OUR LICENSE AGREEMENT WITH IBC AND OUR SUCCESS DEPENDS IN PART ON IBC'S RESEARCH AND DEVELOPMENT EFFORTS. IBC'S INABILITY TO DEVELOP NEW PRODUCTS OR IMPROVEMENTS OF EXISTING PRODUCTS MAY HARM OUR FUTURE PROFITABILITY AND ABILITY TO GENERATE REVENUES.

         Due to the early developmental stage of our business, we expended only limited amounts on research and development of infectious disease preventative products in 1999 and 2000. Additionally, effective with the settlement of the lawsuit with IBC in August 2000, responsibility for research and development of products based on the IBC formulation rests exclusively with IBC. Since our only products on the market to date are our hand sanitizer and first-aid antiseptic lotion and towelette products, our success depends heavily on the ability of IBC to develop additional products using the IBC formulation. Unless IBC is able to obtain and devote sufficient resources to research and development efforts, we may only have limited product offerings based on the IBC formulation in the future. As a result, this may limit our ability to achieve market acceptance, to leverage that acceptance through the introduction of follow-on products, or to better diversify our risks through multiple product offerings. As a result, we may fail to achieve significant growth in revenues or profitability in the future.

OUR INABILITY TO MANAGE GROWTH MAY STRAIN OUR RESOURCES AND SYSTEMS.

         We anticipate additional growth in the scope and geographic areas of our operations as current and new products are developed and commercialized. This growth, if achieved, will result in an increase in responsibilities for management personnel. Our ability to manage growth effectively will require us to continue to implement and improve our operating, financial and management information systems and to train and motivate our employees. Our failure to manage any expansion effectively could strain our resources and systems and result in further operating losses, or the loss of customers and revenues.

INTERNATIONAL SALES OF OUR PRODUCTS THROUGH OUR JOINT VENTURE WITH IBC EXPOSE US TO CURRENCY FLUCTUATIONS AND OTHER SPECIAL RISKS, WHICH COULD REDUCE OR ELIMINATE PROFITS OR CAUSE OPERATING LOSSES.

         We are attempting to expand the sale of our current products and to introduce new products under development in several foreign countries through our joint venture with IBC. Our international sales efforts are subject to several customary risks of doing business abroad, including regulatory requirements, political and economic instability, trade barriers, foreign taxes and tariff restrictions, restrictions on the ability to transfer funds, and export licensing requirements. In addition, although our limited foreign transactions to date have been U.S. dollar denominated, foreign customers may later require us to receive payment in foreign currency. Fluctuations in the value of foreign currencies relative to the U.S. dollar could have an adverse impact on the price of our products in foreign markets, which could reduce or eliminate our ability to generate profits from the sale of these products or cause significant operating losses.

RISKS RELATING TO OUR STOCK:

THE LACK OF A MATURE TRADING MARKET FOR OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE SIGNIFICANTLY AND LIMIT THE LIQUIDITY OF OUR COMMON STOCK.

         We do not meet the listing requirements for the listing or quotation of our common stock on any national or regional securities exchange or on Nasdaq. Currently, our common stock is traded on the Over-The-Counter Bulletin Board. As a result, accurate current quotations as to the value of our common stock are unavailable making it more difficult for investors to dispose of our common stock. The lack of current quotations and liquidity can cause our stock price to decline or to trade lower than the prices that might prevail if our securities were listed or quoted on an exchange or on Nasdaq.

OUR COMMON STOCK IS SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC AND THE TRADING MARKET IN OUR SECURITIES IS LIMITED, WHICH MAKES TRANSACTIONS IN OUR STOCK CUMBERSOME AND MAY REDUCE THE VALUE OF AN INVESTMENT IN OUR STOCK.

         Since our common stock is not listed or quoted on any exchange or on Nasdaq, and no other exemptions currently apply, trading in our common stock on the Over-The-Counter Bulletin Board is subject to the "penny stock" rules of the SEC. These rules require, among other things, that any broker engaging in a transaction in our securities provide its customers with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker and its salespersons in the transaction, and monthly account statements showing the market values of our securities held in the customer's accounts. The brokers must provide bid and offer quotations and compensation information before making any purchase or sale of a penny stock and also provide this information in the customer's confirmation. Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

THERE ARE A LARGE NUMBER OF SHARES UNDERLYING OUR WARRANTS AND OPTIONS THAT MAY BE AVAILABLE FOR FUTURE SALE AND THE SALE OF THESE SHARES MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

         As of January 31, 2001, we have 43,282,986 shares of common stock issued and outstanding, and we have outstanding warrants and options to purchase 13,062,293 shares of common stock. All of the shares, including all of the shares issuable upon exercise of our warrants and options, may be sold without restriction. The sale of these shares may adversely affect the market price of our common stock. The issuance of shares upon exercise of outstanding warrants and options will also cause immediate and substantial dilution to our existing stockholders and may make it difficult to obtain additional capital.

OUR STOCK PRICE MAY BE VOLATILE DUE TO FACTORS BEYOND OUR CONTROL WHICH COULD SUBJECT THE VALUE OF OUR SHARES TO RAPID DECLINE.

         The securities markets have from time to time experienced significant price and volume fluctuations that can be unrelated to the operating performance or financial condition of any particular company. This is especially true for emerging companies like ours and for other companies in our industry. For instance, stock prices can be significantly impacted by announcements of technology innovations or new products by other companies, release of reports by securities analysts or regulatory developments. Economic or other external factors, as well as quarterly fluctuations in our or in our competitors' operating results, also can have a significant impact on our stock price. For example, during 2000, the closing bid price of our common stock quoted on the Over-The-Counter Bulletin Board ranged from a low of $0.24 per share to a high of $3.56 per share. We have experienced similar fluctuations in other periods.

                               OUR ANNUAL MEETING

GENERAL

         We  are  furnishing  this  joint  proxy   statement/prospectus  to  our
stockholders as part of the solicitation of proxies by our Board for use at our annual meeting of stockholders to be held on March 20, 2001 at 10:00 a.m. local time, at Courtyard by Marriott, 3695 Orange Place, Beachwood, Ohio.

         We are first mailing this joint proxy statement/prospectus on the enclosed form of proxy to our stockholders on or about February 19, 2001.

         The purpose of our meeting is:

      (a) To consider and vote upon a proposal to approve the reincorporation of our company from Wyoming to Delaware by way of a merger between Empyrean Bioscience, Inc., a Wyoming corporation, and Empyrean Bioscience, Inc., a Delaware corporation and a wholly-owned subsidiary of Empyrean Wyoming. Empyrean Wyoming will merge with and into Empyrean Delaware. Empyrean Delaware will continue as the surviving corporation. Each outstanding share of Empyrean Wyoming common stock will be converted into one share of Empyrean Delaware common stock. On the effective date of the merger, each outstanding warrant or option to purchase Empyrean Wyoming common stock will be converted into a warrant or option to purchase a like number of shares of Empyrean Bioscience (Delaware) common stock on the same terms and conditions;

      (b)   To elect six (6) directors;

      (c) To approve an amendment to our 1998 Stock Plan to increase the number of shares reserved for issuance under the 1998 Stock Plan; and

      (d) To transact other business that may properly come before the annual meeting.

         A form of proxy for use at the annual meeting accompanies this joint proxy statement/prospectus mailed to our stockholders.

         The Board unanimously recommends that stockholders vote FOR the approval of the merger proposal. The Board unanimously recommends that stockholders vote FOR the election of its six recommended candidates for the board of directors. The Board unanimously recommends that stockholders vote FOR the amendment to the 1998 Stock Plan.

RECORD DATE AND VOTING

         We have fixed the close of business on February 13, 2001 as the record date for establishing which stockholders are entitled to vote at the annual meeting. Accordingly, only holders of record of common stock on the record date will be entitled to vote at the annual meeting. As of the record date, there were 48,625,264 shares of our common stock issued and outstanding and entitled to vote. These shares were held by approximately 4,100 holders of record. Each holder of record of our common stock on the record date is entitled to one vote per share. This vote may be cast either in person, or by properly executed proxy, at our annual meeting. A quorum for the annual meeting consists of a majority of the outstanding shares of our common stock. Approval of the merger requires the affirmative vote of holders of at least a majority of the shares of our common stock outstanding and entitled to vote on the record date. Directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors. Approval of the amendment to our 1998 Stock Plan requires a vote of a majority of the outstanding shares of our common stock.

         We will count shares of our common stock represented in person or by proxy for purposes of establishing a quorum at our annual meeting. Shares which abstain from voting as to a particular matter will be treated as shares that are present and entitled to vote at the annual meeting for purposes of determining whether a quorum exists, but abstentions will have the same effect as votes against that matter. Brokers or nominees holding shares of record for customers will not be entitled to vote on the reincorporation proposal unless they receive voting instructions from their customers. Shares held by brokerage nominees for which no instructions are given by the beneficial owners will not count toward determining whether a quorum exists or be voted in any manner on the proposals and will have the same effect as votes against the reincorporation proposal.

         As of the record date for the annual meeting, our directors and executive officers and their affiliates may be deemed to be beneficial owners of or possess an irrevocable proxy for approximately 29% of the outstanding shares of our common stock, excluding shares issuable upon exercise of outstanding options and warrants, and have expressed their intent to vote their shares in favor of the reincorporation proposal (and the election of the six directors included within the reincorporation proposal).

VOTING AND REVOCATION OF PROXIES

         All shares of our common stock that are entitled to vote and are represented at our annual meeting by properly executed proxies received prior to or at the meeting and not revoked, will be voted at the meeting in accordance with the instructions indicated on the proxies. If no instructions are indicated, proxies will be voted for approval of the reincorporation proposal.

         The only business that may be conducted at the annual meeting is business that is brought before the meeting under our notice of the annual meeting. If any other matters are properly presented at the annual meeting for consideration, such as consideration of a motion to adjourn the meeting, the persons named in the enclosed forms of proxy generally will have discretion to vote on those matters in accordance with their best judgment. Proxies voting against a specific proposal may not be used by the persons named in the proxies to vote for adjournment of the meeting to give management additional time to solicit votes for approval of the proposal.

         Any proxy given under this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by:

      * Filing with our secretary at or before the taking of the vote at the annual meeting a written notice of revocation bearing a date later than the proxy;

      * Duly executing a later dated proxy relating to the same shares and delivering it to our secretary before the taking of the vote at our meeting; or

      *     Attending  our  annual   meeting  and  voting  in  person   although
            attendance alone will not constitute revocation.

         Any written notice of revocation or subsequent proxy should be sent to 23800 Commerce Park Road, Suite A, Cleveland, Ohio 44122, Attention: Secretary, or hand delivered to the Secretary of Empyrean at or before the taking of the vote at the annual meeting. Stockholders that have instructed a broker to vote their shares must follow directions received from the broker to change their vote or to vote at the annual meeting.

         We will bear all expenses of our solicitation of proxies for the annual meeting. In addition to solicitation by use of mail, proxies may be solicited from our stockholders by directors, officers, and employees in person or by telephone, facsimile, or other means of communication. Our directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. We will make arrangements with brokerage houses, custodians, nominees, and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by these brokerage houses, custodians, nominees, and fiduciaries. We will reimburse these institutions for their reasonable expenses incurred in connection with the solicitation.

                         I. THE REINCORPORATION PROPOSAL

INTRODUCTION

         The purpose of the merger of Empyrean Wyoming into Empyrean Delaware is to change the state of our incorporation from Wyoming to Delaware. The Board of Directors believes that changing the state of our incorporation or "reincorporating" from Wyoming to Delaware will be in the best interests of our company and its shareholders. You are urged to carefully read the following sections of this joint proxy statement/prospectus before voting on the proposed reincorporation.

         With your approval, we will complete the reincorporation through a merger. Empyrean Wyoming will merge with Empyrean Delaware, and Empyrean Delaware will continue as the surviving corporation. Each outstanding share of Empyrean Wyoming common stock will automatically convert into one share of Empyrean Delaware common stock on the effective date of the merger. On the effective date of the merger, each outstanding warrant and option to purchase shares of Empyrean Wyoming common stock will be converted into a warrant or option to purchase a like number of shares of Empyrean Delaware common stock, on the same terms and conditions. There will be no effect on our financial statements or our financial condition due to this transaction.

         Any stockholder may, as an alternative to voting to approve the proposed reincorporation, dissent from the right to vote and obtain the fair value of his or her shares. We provide a more detailed discussion of dissenters' rights and the concept of fair value in the section below entitled "Dissenters' Rights".

         We do not believe that any state or federal regulatory filings, consents or approvals are required for the merger except for certain filings with the Secretary of State for each of Delaware and Wyoming. We will make all required filings in Delaware and Wyoming upon the approval of the reincorporation proposal by our shareholders.

PREDICTABILITY OF DELAWARE LAW

         As a Wyoming-incorporated company, we are governed by the corporate law of Wyoming. While Wyoming corporate law has not presented us with any difficult or adverse legal issues, we feel that Delaware corporate law is better suited to our company because of its greater familiarity to prospective investors and because of the other reasons discussed below.

         For many years Delaware has followed a policy of encouraging incorporation in that state. As part of this policy, Delaware has adopted comprehensive corporate laws responsive to the needs of Delaware corporations. We believe that the Delaware legislature is particularly sensitive to issues regarding corporate law and is especially responsive to developments in modern corporate law. We also believe that the Delaware courts have developed considerable expertise in dealing with corporate issues as well as a substantial body of case law construing Delaware's corporate law. As a result of these factors, we anticipate that Delaware law will provide greater predictability in our legal affairs than is presently available under Wyoming law.

ABILITY TO ATTRACT AND RETAIN DIRECTORS

         In 1986, Delaware amended its corporate law to allow a corporation to limit the personal monetary liability of its directors for their conduct as directors under some circumstances. Our Board of Directors has elected to adopt such a provision in the Certificate of Incorporation that would govern us after the reincorporation. Delaware law does not permit a Delaware corporation to limit or eliminate the liability of its directors for breaches of their fiduciary duty of loyalty, intentional misconduct, bad faith conduct, unlawful distributions or any transaction from which the director derives an improper personal benefit. While Wyoming law was more recently amended to permit similar limitations on the liability of directors, Wyoming does not have the depth of case law interpreting its statutory provisions. Although we have not had any difficulties to date in recruiting and retaining directors, the Board of Directors believes that Delaware incorporation, and the provisions of the Delaware Certificate of Incorporation, will enhance our ability to recruit and retain directors in the future. However, the shareholders should be aware that such a provision inures to the benefit of the directors, and, therefore, the interest of the Board of Directors in recommending the reincorporation may be in conflict with the interests of the shareholders.

ANTI TAKEOVER IMPLICATIONS

         Our company is not currently the subject of any hostile takeover attempts. We cannot predict if or when our company will be subject to hostile takeover attempts. Delaware law, more so than Wyoming law, positions us to take protective measures to deter hostile takeover attempts if any should occur. A hostile takeover attempt may have a positive or a negative effect on us and our shareholders, depending on the circumstances surrounding a particular takeover attempt. Takeover attempts that have not been negotiated or approved by the Board of Directors of a corporation can seriously disrupt the business and management of a corporation and generally present to the shareholders the risk of terms that may be less than favorable to all of the shareholders than would be available in a Board approved transaction. Board approved transactions may be carefully planned and undertaken at an opportune time to obtain maximum value for the corporation and all of its shareholders with due consideration to matters such as the recognition or postponement of gain or loss for tax purposes, the management and business of the acquiring corporation and maximum strategic deployment of corporate assets.

         The Board of Directors recognizes that hostile takeover attempts do not always have the unfavorable consequences or effects described above and may frequently be beneficial to the shareholders, providing all of the shareholders with considerable value for their shares. However, the Board of Directors believes that the potential disadvantages of unapproved takeover attempts are sufficiently great that prudent steps may in the future be required to reduce the likelihood of takeover attempts, in the best interests of our shareholders and us.

         You should recognize that one of the effects of reincorporating may be to discourage a future attempt to acquire control of us which is not presented to and approved by the Board of Directors, but which a substantial number and perhaps even a majority of our shareholders might believe to be in their best interests or in which shareholders might receive a substantial premium for their shares over the current market prices. As a result, shareholders that might desire to participate in such a transaction may not have an opportunity to do so.

         A change of control could be discouraged by adopting a "classified" or "staggered" board. A hostile takeover attempt could be less attractive if those making the attempt would need three successive annual meetings to change the composition of the entire Board instead of one.

         In addition, we will have the ability to issue shares of our preferred stock that will enable the Board of Directors, without a vote of our common stockholders, to issue separate classes or series of preferred stock with rights and preferences that may be senior to those of our common stock with respect to voting, dividends, rights upon liquidation, dissolution or acquisition, and redemption. This could discourage a change in control.

NO CHANGE IN THE BUSINESS, OR LOCATION OF PRINCIPAL FACILITIES OF EMPYREAN

         We will change our legal domicile and make other changes of a legal nature through the proposed reincorporation. The proposed reincorporation will not, however, result in any change in the business, management, fiscal year, assets, liabilities, or location of our principal facilities. The directors you elect at the annual meeting will continue as directors of Empyrean Delaware. All of the employee benefit and stock option plans of Empyrean Wyoming, including the 1998 Empyrean Diagnostics, Ltd. Stock Plan, will be continued by Empyrean Delaware and each outstanding option to purchase shares of Empyrean stock will automatically be converted into an option to purchase an equivalent number of shares of Empyrean Delaware stock on the same terms and subject to the same conditions.

OUR CHARTER AND BYLAWS

The provisions of our Delaware Certificate of Incorporation are similar to those of our Wyoming Articles of Incorporation in many respects. We initially created the Wyoming Articles of Incorporation to meet British Columbia, Canada legal requirements. We did not amend the Articles of Incorporation when we changed our governing jurisdiction from Canada to Wyoming. Those Articles of Incorporation have acted as our Bylaws as well. We have modified these Articles of Incorporation to meet the requirements of Delaware law. In particular, Empyrean Delaware will have a separate Certificate of Incorporation and Bylaws. We describe below the material changes between the Wyoming Articles of Incorporation and Bylaws and the Delaware Certificate of Incorporation and Bylaws.

AUTHORIZED STOCK

         Our Wyoming Articles of Incorporation authorize the Board of Directors to issue shares of capital stock with terms and for consideration that the Board considers proper. The Board of Directors has authorized 300,000,000 shares of capital stock, of which 100,000,000 shares are designated Common Stock, no par value, and 200,000,000 shares are designated Preferred Stock, with par values ranging from $10 to $50 per share. The Certificate of Incorporation of Empyrean Delaware authorizes 100,000,000 shares of capital stock, $.0001 par value, of which 90,000,000 shares are designated Common Stock and 10,000,000 shares are designated Preferred Stock.

SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATION LAWS OF WYOMING AND DELAWARE

         The corporation laws of Wyoming and Delaware differ in many respects. It is not practical to summarize all differences in this joint merger/proxy statement, but the principal differences that could materially affect the rights of stockholders are discussed below.

DISSENTERS' RIGHTS.

         Wyoming law and Delaware law each grant a stockholder of a corporation dissenters' rights in certain circumstances. Dissenters' rights allow a stockholder to receive the fair value of his or her shares instead of the amount he or she would otherwise receive in the transaction. Fair value may not necessarily be the market price of the common stock prior to reincorporation. Both Wyoming and Delaware law limit the availability of dissenters' rights where the state law does not require a stockholder vote to approve the corporate transaction.

         Under Delaware law, dissenters' rights are generally not available in a merger or share exchange if the stockholders' shares were either listed on a national securities exchange or held by at least 2,000 stockholders of record. However, the Certificate of Incorporation of the corporation may provide for appraisal rights. We do not intend to provide for appraisal rights in our
Certificate of Incorporation. Also, Delaware law makes appraisal rights available if the plan of merger or share exchange provides that stockholders receive anything other than cash, shares of the surviving corporation, shares of a publicly traded or widely held corporation, or a combination of these. Under Wyoming law, appraisal rights may be available for transactions other than mergers, including sales of significant amounts of assets and changes in the capital structure or the terms of stock in the Articles of Incorporation. In Delaware, appraisal rights are only available for some mergers as described above. We provide a specific description of your dissenters' rights regarding the reincorporation proposal in the section below entitled "Dissenters' Rights".

LIMITATIONS ON DIRECTOR LIABILITY.

         Both Wyoming and Delaware law permit a corporation to limit the personal liability of a director to the corporation or its shareholders for money damages for breach of the director's duties. Wyoming does not allow a corporation to limit director liability when the director:

      *     receives benefits to which he or she is not entitled;

      *     intentionally inflicts harm on the corporation or its stockholders;

      *     votes for an unlawful distribution; or

      *     intentionally violates criminal law.

         Our Delaware Certificate of Incorporation eliminates the liability of directors to the fullest extent permissible under Delaware law, as the law exists currently or as it may be amended in the future. Under Delaware law, a corporation may not eliminate or limit director monetary liability for:

      * breaches of the director's duty of loyalty to the corporation or its shareholders;

      * acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

      * the payment of unlawful dividends or unlawful stock repurchases or redemptions; or

      * transactions in which the director received an improper personal benefit.

         A limitation of liability provision may not limit directors' liability for violation of, or otherwise relieve the Delaware corporation or its directors from the necessity of complying with, federal or state securities laws or affect the availability of non-monetary remedies such as injunctive relief or rescission.

         Our Wyoming Articles of Incorporation limit director, officer, or employee liability for any loss, damage or expense related to execution of their duties unless the loss, damage or expense arises through the person's willful act or default, through negligence, through a breach of trust or through a breach of duty. Our Delaware Certificate of Incorporation eliminates director and officer liability to the fullest extent permissible under Delaware law as it exists or may be amended in the future.

INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         Wyoming and Delaware have similar laws respecting indemnification by a corporation of its officers and directors. There are nonetheless differences between the laws of the two states, as well as the Wyoming and Delaware Bylaws.

         Both Delaware and Wyoming law permit indemnification when a director or officer:

      *     conducted himself or herself in good faith;

      * reasonably believed his or her conduct was not opposed to the corporation's best interest; or

      * in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         Unlike Wyoming law, Delaware law limits indemnification against expenses where the director is adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation to court approved expenses.

         Under Wyoming law and the Wyoming Articles of Incorporation, Empyrean may provide indemnification or advance expenses to officers and directors only as permitted by the Wyoming statute relating to indemnification or advances. On the other hand, a provision of Delaware law states that the indemnification provided by statute will not be deemed exclusive of any other rights under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise. As a result, under Delaware law, the Delaware corporation is permitted to indemnify its directors and officers within the limits established by law and public policy, pursuant to an express contract, bylaw provision, shareholder vote, vote of disinterested directors or otherwise, any or all of which could provide indemnification rights broader than those currently available under the Wyoming Bylaws or the Wyoming indemnification statutes.

         The Wyoming Bylaws require that Empyrean indemnify each of our directors and officers against any liability incurred by reason of that person's status as a director or officer, except for liabilities arising out of his or her own negligence or willful misconduct. The Delaware Bylaws require that the Delaware corporation indemnify its directors or officers, to the fullest extent permitted by Delaware law, provided that the Delaware corporation will not be required to indemnify any director or officer in connection with a proceeding initiated by that person unless the proceeding was authorized by the Board of Directors.

         The indemnification and limitation of liability provisions of Wyoming law, and not Delaware law, will apply to actions of the directors and officers of Empyrean made prior to the proposed reincorporation. Nevertheless, the Board of Directors has recognized in considering this reincorporation proposal that the individual directors have a personal interest in obtaining the application of Delaware law to indemnity and limitation of liability issues affecting them and Empyrean in the event these issues arise from a potential future case. The Board of Directors also recognizes that the application of Delaware law, to the extent that any director or officer is actually indemnified in circumstances where indemnification would not be available under Wyoming law and the Wyoming Articles, would result in expense to Empyrean which Empyrean would not incur if Empyrean were not reincorporated. The Board of Directors believes, however, that the overall effect of reincorporation is to provide a corporate legal environment that enhances our ability to attract and retain high quality outside directors and thus benefits the interests of us and our shareholders.

BUSINESS COMBINATIONS.

         The Wyoming Management Stability Act restricts the ability of "qualified corporation" to engage in certain "business combinations" with an "interested shareholder" for three years following the date on which the shareholder acquired 15% or more of the outstanding voting stock of the company. A "qualified corporation" means certain publicly traded corporations incorporated in Wyoming generally having at least $10,000,000 of assets and in excess of 1,000 record stockholders and with substantial operations in the state.

         Under Delaware law, we will be required to comply with the provisions of Section 203 of the Delaware General Corporation Law. Section 203 restricts business combinations with a category of stockholders called "interested stockholders," defined as persons who beneficially own or acquire 15% or more of a Delaware corporation's voting stock, with the exception of any person who owned and has continued to own shares in excess of the 15% limitation since December 23, 1987. Section 203 defines "business combination" broadly to include mergers, consolidations, sales or other disposition of assets having a total value in excess of 10% of the consolidated assets of the corporation, and other transactions that would increase an interested stockholder's proportionate share ownership in the corporation. Section 203 prohibits business combinations between a publicly held Delaware corporation and any interested stockholder for a period of three years after the date on which the interested stockholder became an interested stockholder, unless (a) prior to that date, the corporation's board approved either the proposed business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder; (b) when the transaction that resulted in the interested stockholder becoming an interested stockholder was completed, the interested stockholder already owned at least 85% of the voting stock of the corporation outstanding at the time; or (c) on the date on which the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, the transaction was approved by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

LOANS TO OFFICERS AND DIRECTORS.

         Wyoming law limits loans or guarantees to a director except shareholder approved or Board of Directors approved loans or guarantees. Under Delaware law, a corporation may make loans or guarantees for the benefit of directors, officers or other employees when, in the judgment of the Board of Directors, the loan or guaranty may reasonably be expected to benefit the corporation.

DIVIDENDS.

         Under Wyoming law, dividends or other distributions to shareholders may not be made if, after giving effect to the distribution, the corporation would not be able to pay its debts in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy superior preferential rights if the corporation immediately dissolved. Delaware law allows the payment of dividends and redemption of stock out of surplus or out of net profits for the current and immediately preceding fiscal years. Empyrean has never paid cash dividends and has no present plans to do so.

SIGNIFICANT DIFFERENCES BETWEEN EMPYREAN DELAWARE AND EMPYREAN WYOMING CERTIFICATE OF INCORPORATION AND BYLAWS

         The differences in the Certificate of Incorporation and Bylaws of Empyrean Delaware make a hostile takeover of Empyrean Delaware more difficult.

STOCKHOLDER POWER TO CALL SPECIAL STOCKHOLDER MEETING.

         Under Wyoming law, a special meeting of stockholders may be called by the Board of Directors; the Chairman of the Board; the President; the holders of Shares entitled to cast not less than ten percent of the votes at the meeting; or any additional persons authorized by the Articles of Incorporation or the Bylaws.

         Under  the  Delaware  Certificate  of  Incorporation  and the  Delaware
Bylaws, a special meeting of stockholders may be called by the Board of Directors, the Chairman or Vice Chairman, or a majority, of the Board of Directors or the President, Vice President or Secretary, and may be called by any of the foregoing at the request in writing of stockholders holding a majority of the then outstanding shares entitled to vote.

ACTION BY WRITTEN CONSENT OF STOCKHOLDERS.

         Under Wyoming law, the stockholders may execute a stockholder action by written consent in lieu of a meeting of stockholders only if the written consent is signed by all shareholders. Under Delaware law, action by written consent may be taken by the number of shares that would have been necessary to authorize the action at a meeting of stockholders, provided that prompt notice of the taking of the action is given to those shareholders who did not consent and who would have been entitled to vote on the action at a meeting. However, our Delaware Bylaws provide that stockholders may not take action by written consent.

         All action by stockholders must be taken at a meeting. Accordingly, this provision will prevent a majority stockholder from approving any proposal quickly without the knowledge of other stockholders.

PREFERRED SHARES.

         The Delaware Certificate of Incorporation authorizes the Board to establish one or more series of preferred shares, and to determine preferences, rights and other terms of those series. The purpose of allowing the Board to issue one or more series of preferred shares is to provide increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs. The authorized preferred shares are available for issuance without further action by our stockholders, unless the action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. A new series of preferred stock, due to its terms, could impede a merger, tender offer or other transaction that some, or a majority, of its stockholders might believe to be in their best interests or in which stockholders might receive a premium over then prevailing market prices for our common stock. We have no present intention to, although we could in the future, issue a series of preferred shares.

         The existence of authorized and unissued preferred shares might be considered as having the effect of discouraging an attempt by another person or entity, through the acquisition of a substantial number of shares of common stock, to acquire control of Empyrean with a view to effecting a merger, sale of assets or similar transaction, since the issuance of preferred shares could be used to dilute the share ownership and voting rights of such person or entity. Further, the preferred shares could be privately placed with purchasers who might support incumbent management, making a change in control of Empyrean and removal of incumbent management more difficult.

CLASSIFIED BOARD OF DIRECTORS.

         Our Delaware Certificate of Incorporation provides for a classified or "staggered" Board of Directors. A "staggered" Board means that all of the directors' terms of office do not expire at the same time. Our Delaware Board will be divided into three classes of directors, with each class constituting approximately one-third of the total number of directors, and with these classes serving staggered three-year terms. The Wyoming corporation laws also permit a corporation to adopt a "staggered" Board; however, we did not adopt a "staggered" Board provision when initially incorporating.

         Providing for a "staggered" Board may make it more difficult to change control or management of our company. A "staggered" board may inhibit a third party from making an acquisition proposal if the third party would need three successive annual meetings to change the composition of the entire Board instead of one. Under some circumstances, stockholders could be deprived of opportunities to sell their stock at a higher price than might otherwise be available.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES.

         After giving preference to any rights of holders of preferred stock to elect additional directors under specified circumstances, the Delaware Certificate of Incorporation and the Delaware Bylaws provide that the number of directors must not be less than one nor more than fifteen. In addition, the new Delaware Certificate of Incorporation provides that, after giving preference to rights of holders of preferred stock, any vacancies will be filled by majority of the remaining directors, even though less than a quorum, or by a sole director and any vacancies created by an increase in the total number of directors may be filled only by the Board. Accordingly, the Board could temporarily prevent any stockholder from enlarging the Board and then filling the new positions with the stockholder's own nominees.

         The Delaware Certificate of Incorporation and the new Delaware Bylaws provide that, after giving preference to any rights of holders of preferred stock, directors may be removed only for cause upon the affirmative vote of holders of a majority of the entire voting power of all the then- outstanding shares entitled to vote in the election of directors, voting together as a single class.

ADVANCE NOTICE PROVISIONS FOR DIRECTOR NOMINATIONS AND STOCKHOLDER PROPOSALS.

         The Delaware Certificate of Incorporation provides for an advance notice procedure for stockholders to make nominations of candidates for director or to bring other business before the annual meeting of stockholders. According to this procedure (1) only persons who are nominated by, or at the direction of, our Board, or by a stockholder who has given timely written notice containing specified information to the Secretary prior to the meeting at which directors are to be elected, will be eligible to nominate candidates for director and (2) at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of the Board or by a stockholder who has given timely written notice to the Secretary of his or her intention to bring the business before the meeting. In general, for notice of stockholder nominations or proposed business to be conducted at an annual meeting to be timely, the notice must be received by the Board not less than 60 days nor more than 90 days prior to the scheduled date of the meeting.

         The purpose of requiring stockholders to give advance notice of nominations and other business is to afford the Board a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business. To the extent necessary or considered desirable by the Board, the advance notice provision will allow the Board to inform stockholders and make recommendations about the nominees or business, as well as to ensure an orderly procedure for conducting meetings of stockholders. Although the Delaware Certificate of Incorporation does not give the Board power to block stockholder nominations for the election of directors or proposals for action, the advance notice procedure may have the effect of discouraging a stockholder from proposing nominees or business, precluding a contest for the election of directors or the consideration of stockholder proposals if procedural requirements are not met. This might also deter third parties from soliciting proxies for a non-management proposal or slate of directors, without regard to the merits of the proposal or slate.

         Any action required or permitted by the stockholders must be taken at a properly called annual or special meeting of the stockholders and may not be taken by written consent. Special meetings of the stockholders may be called at any time but only by the Chairman or Vice Chairman of the Board or the President, Vice President, the Secretary or by the Board of Directors, and shall be called by any of the foregoing at the request of stockholders holding a majority of the outstanding shares entitled to vote by a majority of the directors then in office.

POSSIBLE ADVERSE CONSEQUENCES OF CERTAIN PROVISIONS OF EMPYREAN DELAWARE CERTIFICATE OF INCORPORATION AND BYLAWS

         The overall effect of many of these provisions may be to render more difficult the removal of incumbent directors and officers of Empyrean. The imposition of advance notice and substantive nominee information requirements may be disadvantageous to stockholders because it may be more difficult to remove or replace directors, even if such removal or replacement would be beneficial to stockholders generally. The notice procedure may limit to some degree the ability of stockholders to initiate discussion at a stockholders meeting. It will also preclude the conducting of business at a particular meeting if the proper notice procedures have not been followed.

         Empyrean is not proposing these changes in response to any effort to obtain control of Empyrean. Empyrean is not aware of any existing or planned effort to obtain control or to otherwise change management. Nevertheless, the Board believes that it is in the long-term interest of the stockholders to anticipate future contingencies and that it is preferable to act now, when such actions can be taken after deliberative thought. Other than the provision discussed above, the Board does not contemplate adopting or recommending any further amendments to the Certificate of Incorporation and Bylaws or other documents which would affect persons attempting to acquire control of Empyrean.

FEDERAL INCOME TAX CONSEQUENCES

         In this section, we discuss the material federal income tax consequences to the Empyrean Wyoming capital stockholders who receive solely Empyrean Delaware capital stock in exchange for their Empyrean Wyoming capital stock as a result of the proposed reincorporation. We do not address state, local, or foreign tax consequences in this section.

         This discussion does not address all the tax consequences (including all of the federal income tax consequences) of the proposed reincorporation that may be relevant to particular Empyrean Wyoming stockholders. We urge you to consult with your own tax advisor as to the specific tax consequences to you of the proposed reincorporation, including the applicability of federal, state, local, or foreign tax laws.

         We have not requested a ruling from the Internal Revenue Service ("IRS") on the federal income tax consequences of the proposed reincorporation under the Internal Revenue Code of 1986, as amended (the "Code"). We have obtained an opinion of counsel substantially to the effect that the federal income tax consequences of the proposed reincorporation will be as follows:

      *     the   proposed    reincorporation   will   constitute   a   tax-free
            reorganization under Section 368(a) of the Code;

      * no gain or loss will be recognized by Empyrean Wyoming capital stockholders when they receive Empyrean Delaware capital stock solely in exchange for their Empyrean Wyoming capital stock under the proposed reincorporation;

      * the aggregate tax basis of the Empyrean Delaware capital stock received by an Empyrean Wyoming stockholder in exchange for such stockholder of Empyrean Wyoming capital stock will be the same as the aggregate tax basis such shareholder had in the Empyrean Wyoming capital stock surrendered in exchange therefor;

      * the holding period of the Empyrean Delaware capital stock received by each Empyrean Wyoming stockholder will include the period the stockholder held the Empyrean Wyoming capital stock exchanged therefor, provided that the Empyrean Wyoming capital stock was held by such shareholder as a capital asset at the time of the proposed reincorporation; and

      * Empyrean Wyoming should not recognize gain or loss for federal income tax purposes as a result of the proposed reincorporation, and Empyrean Delaware should succeed to the federal income tax attributes of Empyrean Wyoming enumerated in Section 381(c) of the Code.

         If the IRS were to successfully challenge the tax-free status of the proposed reincorporation, stockholders would be required to recognize gain or loss on each share of Empyrean Wyoming capital stock surrendered in exchange for a share of Empyrean Delaware capital stock. State, local, or foreign income tax consequences to stockholders may vary from the federal income tax consequences described above.

         The above tax opinion is based upon certain representations and assumptions referred to in such tax opinion and assumes that the proposed reincorporation will be completed in the manner described in this Registration Statement. Any change in the facts, representations or assumptions could affect the anticipated tax consequences of the proposed reincorporation. Moreover, it should be pointed out that an opinion of counsel is not binding on the IRS or the courts.

THE FOREGOING DISCUSSION OF THE ANTICIPATED MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED REINCORPORATION IS BASED ON THE LAW IN EFFECT AS OF THE DATE HEREOF, INCLUDING THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, THE TREASURY REGULATIONS PROMULGATED THEREUNDER, AND ADMINISTRATIVE AND JUDICIAL INTERPRETATIONS THEREOF, ALL OF WHICH ARE SUBJECT TO CHANGE (POSSIBLY ON A RETROACTIVE BASIS). NEITHER THIS DISCUSSION NOR THE TAX OPINION ADDRESSES ANY ASPECT OF STATE, LOCAL OR FOREIGN TAXATION. NEITHER THIS DISCUSSION NOR THE TAX OPINION ADDRESSES ALL ISSUES THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF EMPYREAN WYOMING CAPITAL STOCK IN LIGHT OF SUCH HOLDER'S PERSONAL CIRCUMSTANCES, NOR DO THEY APPLY TO HOLDERS SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL

INCOME TAX LAWS. FURTHER, NEITHER THIS DISCUSSION NOR THE TAX OPINION MAY APPLY TO A HOLDER OF EMPYREAN WYOMING CAPITAL STOCK WHO ACQUIRED SUCH STOCK PURSUANT TO THE EXERCISE OF AN EMPLOYEE STOCK OPTION OR OTHERWISE AS COMPENSATION OR WHO EXERCISES THEIR DISSENTERS' RIGHTS PURSUANT TO THE PROPOSED REINCORPORATION. ACCORDINGLY, EACH HOLDER OF EMPYREAN WYOMING CAPITAL STOCK SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE PROPOSED REINCORPORATION, INCLUDING THE EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

VOTE REQUIRED FOR THE REINCORPORATION PROPOSAL

         Approval of the reincorporation proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Empyrean Wyoming common stock.

         The Board of Directors recommends that stockholders vote "FOR" the reincorporation proposal. An abstention or a failure to vote will have the same effect as a vote "AGAINST" the reincorporation proposal.

DISSENTERS' RIGHTS

         You have dissenters' rights with respect to the reincorporation proposal. Wyoming law requires that you follow its statutory procedures to exercise your rights. We have attached to this joint merger/proxy statement as Annex B the pertinent sections of the Wyoming law. We urge you to consult with your legal advisor and follow the procedural steps under Wyoming law to exercise your dissenters' rights. The following description of the appraisal rights procedure is a summary of Wyoming law.

         If you wish to dissent from the reincorporation proposal you must send to Empyrean a written notice of your intent to demand payment for your shares prior to the time the vote is taken on the merger. If you vote your shares in favor of the reincorporation proposal, this will waive your appraisal rights. Your notice must be sent separately to us, as a vote against the reincorporation proposal alone will not be sufficient notice of your intent to seek appraisal. If you deliver your notice and do not vote in favor of the reincorporation proposal, we will deliver a notice to you of when the reincorporation proposal is approved by the shareholders, no later than ten days after the shareholders' approval. Our notice to you will include the following:

      * an address where a payment demand can be sent and where and when certificates can be deposited;

      * information on the extent of restrictions on the transfer of shares after the payment demand is received;

      * a form for demanding payment, including the date of the first announcement to the news media or shareholders of the terms of the reincorporation proposal and requiring that the dissenter certify whether or not he or she acquired beneficial ownership of the shares before that date;

      * a date between thirty and sixty days after delivery of our notice by which we need to receive payment demand;

      *     a copy of the dissenter's rights statute.

         After receiving our notice you then need to follow the instructions in our notice if you want to demand payment. Your demand for payment must be delivered within the time period described in our notice to you (a date between thirty and sixty days after delivery to you of our notice, as described above). Upon receipt of a payment demand that complies with the above procedure, we will do the following:

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
      *     estimate the fair value of your shares;

      *     pay you the fair value;

      * provide you with a balance sheet or an estimate of the fair value of the shares;

      * provide you with a statement describing your right to demand further payment; and

      *     provide you with a copy of the dissenter's rights statute.

         If you believe that the fair value of your shares is greater than our offer to pay fair value, you may send an additional demand for payment of the difference or reject our offer of payment and demand your estimate of fair value if any of the following are true:

      * you believe that the fair value of your shares was incorrectly calculated or the amount paid was less than the fair value;

      * you believe Empyrean made payment after sixty days of the date set for demanding payment; or

      * if the reincorporation does not take place and we do not return your stock certificates or release transfer restrictions within sixty days after demand payment.

         If a demand remains unsettled after the above procedure, we will institute a proceeding in court to determine the fair value of the shares. If we do not institute a proceeding within sixty days of receiving your payment demand, you will be entitled to receive the amount you have demanded. All dissenters who have unsettled payments will be joined as parties in the action. Court costs will be paid by us unless the court determines that the dissenters acted arbitrarily, vexatiously or not in good faith.

                            II. ELECTION OF DIRECTORS

         Pursuant to our new Delaware company's Certificate of Incorporation, the Board of Directors is divided into three classes with each director serving a three-year term (after the initial term). The directors of Class I hold office until the scheduled annual meeting of stockholders in 2002, the directors of Class II hold office until the scheduled annual meeting of stockholders in 2003, and the directors of Class III hold office until the scheduled annual meeting of stockholders in 2004. Stockholders will elect the directors of each Class for three-year terms at the appropriate annual meetings of stockholders.

         Unless otherwise directed, all proxies (unless revoked or suspended) will be voted for the election of six nominees for directors set forth below. If, for any reason, any nominee is unable to accept such nomination or to serve as director, an event not currently anticipated, the person named as proxies reserve the right to exercise their discretionary authority to substitute such other person or persons, as the case may be, as a substitute nominee, or the Board has the authority to reduce the number of management nominees to such extent as they shall deem advisable. We are not aware of any reason why any nominee should become unavailable for election, or if elected, should be unable to serve as a director. Set forth below is certain information with respect to the nominees.

         The following information is derived from information supplied by the director nominees and is presented with respect to the nominees for election as Class I to serve for an initial term of one year and until the election and qualification of their respective successors, Class II directors to serve for a term of two years, and until the election and qualification of their respective successors and the nominees for election as Class III directors to serve for a term of three years, and until the election and qualification of their respective successors.

NOMINEES FOR DIRECTOR WHOSE TERM EXPIRES IN 2002 (CLASS I)

                                        AGE (AS OF        HAS BEEN A DIRECTOR OF
             NAME OF NOMINEE         JANUARY 31, 2001)    EMPYREAN WYOMING SINCE
             ---------------         -----------------    ----------------------
        Robert G. J. Burg, II               43                     1998
        Michael Cicak                       63                     1999

NOMINEES FOR DIRECTOR WHOSE TERM EXPIRES IN 2003 (CLASS II)

                                        AGE (AS OF        HAS BEEN A DIRECTOR OF
             NAME OF NOMINEE         JANUARY 31, 2001)    EMPYREAN WYOMING SINCE
             ---------------         -----------------    ----------------------
        Lawrence D. Bain                    50                     1999
        Andrew J. Fishleder, M.D.           47                     1998

NOMINEES FOR DIRECTOR WHOSE TERM EXPIRES IN 2004 (CLASS III)

                                        AGE (AS OF        HAS BEEN A DIRECTOR OF
             NAME OF NOMINEE         JANUARY 31, 2001)    EMPYREAN WYOMING SINCE
             ---------------         -----------------    ----------------------
        Richard C. Adamany                  48                      --
        Bennett S. Rubin                    43                      --

LAWRENCE D. BAIN, DIRECTOR AND CHAIRMAN OF THE BOARD

         Mr. Bain, 50, was appointed a director on August 6, 1999 and became Chairman of the Board on January 1, 2000. Mr. Bain is a Senior Vice President in the investment banking division of Stifel, Nicolaus & Company, Incorporated. From 1995 to 1999, Mr. Bain was a Managing Director with Everen Securities. Mr. Bain also wholly owns Uptic Investment Corp., which provides financial advisory services. He currently serves as a trustee for Cleveland's Leprechaun Society charity.

RICHARD C. ADAMANY, PRESIDENT AND CHIEF EXECUTIVE OFFICER

         Mr. Adamany, 48, was appointed Executive Vice President, Chief Operating Officer and Chief Financial Officer on September 7, 1999 and was promoted to President, Chief Executive Officer and Chief Financial Officer on January 1, 2000. On August 1, 2000, Mr. Adamany relinquished the title of Chief Financial Officer upon the appointment of Brenda K. Brown to that position. Prior to joining Empyrean, Mr. Adamany was a 50% owner of Premier Enterprise Partners, LLC, a company formed to acquire, operate and grow companies pursuing long-term capital gains. Mr. Adamany was Executive Vice President and Chief Operating Officer of Advanced Lighting Technologies from 1997 to 1998. From 1992 to 1996, Mr. Adamany was Senior Vice President, Treasurer and Chief Financial Officer of Health O Meter Products Inc. which acquired Mr. Coffee, Inc. where he held the same position. Pursuant to an employment agreement effective as of September 7, 1999, the Board has nominated Mr. Adamany for election as a director by the shareholders. Approval of the reincorporation will also represent approval of the election of six directors, including the election of Mr. Adamany. Failure to elect Mr. Adamany to the Company's Board of Directors will constitute a breach of his Employment Agreement. A breach of the Employment Agreement by the Company is considered a breach "without cause" entitling Mr. Adamany to twenty-four (24) months of severance.

BENNETT S. RUBIN, EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

         Mr. Rubin, 43, was appointed Executive Vice President and Chief Marketing Officer on September 7, 1999 and was promoted to Executive Vice President and Chief Operating Officer on January 1, 2000. Prior to joining Empyrean, Mr. Rubin was a 50% owner of Premier Enterprise Partners, LLC, a company formed to acquire, operate and grow companies pursuing long-term capital gains. During 1998, Mr. Rubin was Senior Vice President, Sales of Advanced Lighting Technologies, Inc. From 1995 to 1998, Mr. Rubin held several senior management positions at Invacare Corporation, including Vice President,
Marketing and Marketing Services. From 1989 to 1995, Mr. Rubin was Vice President of Sales and Marketing of The Genie Company. Pursuant to an employment agreement effective as of September 7, 1999, the Board has nominated Mr. Rubin for election as a director by the shareholders. Approval of the reincorporation will also represent approval of the election of six directors, including the election of Mr. Rubin. Failure to elect Mr. Rubin to the Company's Board of Directors will constitute a breach of his Employment Agreement. A breach of the Employment Agreement by the Company is considered a breach "without cause" entitling Mr. Rubin to twenty-four (24) months of severance.

ROBERT G.J. BURG II, DIRECTOR

         Mr. Burg, 43, was appointed a director on November 20, 1998. Mr. Burg has over twenty-years experience in sales and marketing. Mr. Burg is currently the President and Chief Executive Officer of SwimEX, a manufacturer of hydrotherapy pools designed for rehabilitation and sports specific training. From 1998 to 1999, Mr. Burg was the President of Profile Sports, a golf networking company. Between 1990 and 1998, Mr. Burg was employed by Royal Grip, Inc./Roxxi Caps, which manufacturers and distributes golf grips and sports headwear, and was its President between 1995 and 1998. Between June 1998 and 1999, Mr. Burg was a director of Royal Precision, Inc. which manufactures and distributes golf grips.

MICHAEL CICAK, DIRECTOR

         Mr. Cicak, 63, was appointed a director on May 26, 1999. Mr. Cicak is currently the President and director of McMaster Motor Inc., a newly formed private company and was the President of Solar Cells, Inc., a private holding company from 1996 to 2000 and was the President and Chief Executive Officer of GlassTech, Inc., a privately held manufacturer and distributor of window manufacturing equipment, from 1983 to 1993. He is currently a member of the Board of Directors of the University of Findlay in Ohio and serves on several corporate Boards including First Solar, LLC and Autom.

ANDREW J. FISHLEDER, M.D., DIRECTOR

         Dr. Fishleder, 47, was appointed a director on November 20, 1998. Dr. Fishleder has been the Chairman of the Division of Education of the Cleveland Clinic Foundation since 1991 and currently serves on its Board of Governors and Medical Executive Committee. Dr. Fishleder is a pathologist and has been a member of the staff of the Cleveland Clinic Department of Clinical Pathology since 1982.

         The Directors have served in their respective capacities since their election or appointment and will serve until their respective terms expire or until a successor is duly elected, unless the office is vacated in accordance with our Articles of Incorporation. The executive officers are appointed by the Board of Directors to serve until the earlier of their resignation or removal with or without cause by the directors.

         There are no family relationships between any two or more directors or executive officers. Under their employment agreements, we are required to elect Mr. Adamany and Mr. Rubin as directors. Other than as described for these individuals, there are no arrangements or understandings regarding election between any two or more directors or executive officers.

BOARD COMMITTEES

         The Board of Directors has an Audit Committee and a Compensation Committee. No Compensation Committee meetings occurred in 1999 or in 2000. The Audit Committee met three times in 2000. The Audit Committee is responsible for, among other things, evaluating the Company's accounting principles and its systems of internal accounting controls. The Compensation Committee acts on matters related to the compensation of directors, senior management and key employees. On February 9, 2000, the Board of Directors appointed Lawrence D. Bain as Chairman of the Compensation Committee and Dr. Andrew J. Fishleder as Chairman of the Audit Committee.

MEETING ATTENDANCE

         The Board of Directors had seven meetings in 2000. All of the directors attended the February 9, 2000, June 27, 2000, August 3, 2000, September 26, and November 10, 2000 meetings. Mr. Burg was unable to attend the April 5, 2000 meeting. Mr. Cicak was unable to attend the April 9, 2000 meeting.

DIRECTOR COMPENSATION

         Non-employee directors receive:

          * a quarterly retainer of $2,500, plus $500 per committee meeting attended to be issued quarterly, in the form of common stock at the prevailing market rate on the date of the meeting;

          * a one-time grant of stock options to purchase 100,000 shares of our common stock subject to Board approval; and

          *    reimbursement   for   out-of-pocket   expenses   associated  with
               attending Board and committee meetings.

         Employee directors receive no additional compensation for serving on the Board.

         The stock options granted to non-employee directors are granted at an exercise price equal to the fair market value of the common stock on the date of grant, are fully vested at date of grant, and expire ten years from the date of grant.

         The Audit Committee Report that follows shall not be deemed to be incorporated by reference into any filing made by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, notwithstanding any general statement contained in any such filing incorporating this joint proxy statement/prospectus by reference, except to the extent the Company incorporates such Report by specific reference.

                             AUDIT COMMITTEE REPORT

         In connection with the December 31, 1999 financial statements, the Audit Committee:

          * Reviewed and discussed the audited financial statements with management;

          * Discussed with Grant Thornton LLP, the Company's independent auditor, the matters required to be discussed by Statement on Auditing Standards No. 61;

          *    Received  and  discussed  with  Grant  Thornton  LLP the  matters
               required  by   Independence   Standards  Board  Standard  No.  1,
               including the independence of Grant Thornton LLP.

         Based  upon  these  reviews  and   discussions,   the  Audit  Committee
recommends the inclusion of the audited financial statements contained in this joint proxy statement/prospectus.

         The Audit Committee has not adopted a written charter.

Audit Committee

Andrew J. Fishleder, M.D. - Chairman
Lawrence D. Bain

                           III. THE AMENDMENT PROPOSAL

         The Board of Directors has adopted, subject to stockholder approval, an amendment solely to increase the number of shares of common stock available for grant under the Empyrean Diagnostics Inc. 1998 Stock Plan (the "1998 Stock Plan") to an aggregate of 8,000,000 shares. The current number of shares of common stock which may be granted under our 1998 Stock Plan is 6,000,000 shares, of which 1,720,461 shares remained available for grant as of January 31, 2001.

         The amendment increasing the number of shares of common stock available for grant has been proposed by the Board of Directors in the belief that our 1998 Stock Plan is accomplishing its goal of providing additional incentive to persons who can contribute significantly to the success of our business and that we should be in a position to continue to make grants under our 1998 Stock Plan. We anticipate making additional grants of stock options or other awards in the future, thus making it necessary to amend our 1998 Stock Plan by increasing the number of shares available for grant under our 1998 Stock Plan.

DESCRIPTION OF OUR 1998 STOCK PLAN

         Our Board of Directors adopted our 1998 Stock Plan in May 1999. We believe our 1998 Stock Plan is necessary to attract, compensate, and motivate our employees, officers, directors, and consultants. Under our 1998 Stock Plan, we may grant incentive stock options and non-qualified stock options to our employees, officers, directors, and consultants. The Board administers our 1998 Stock Plan. The Board determines eligibility, the types and sizes of options, the price and timing of options, and any vesting, including acceleration of vesting, of options.

         The Board may terminate or amend our 1998 Stock Plan to the extent shareholder approval is not required by law. Termination or amendment will not adversely affect options previously granted under our 1998 Stock Plan.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

SPECIAL NOTE CONCERNING FORWARD LOOKING STATEMENTS

THIS JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AND THIS "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," CONTAINS FORWARD LOOKING STATEMENTS. WE MAY MAKE ADDITIONAL WRITTEN AND ORAL FORWARD LOOKING STATEMENTS FROM TIME TO TIME IN FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, IN OUR PRESS RELEASES, OR OTHERWISE. THE WORDS "BELIEVE," "EXPECT," "ANTICIPATE," "INTENDS," "FORECAST," "PROJECT," "PLAN," "HOPE," AND SIMILAR EXPRESSIONS IDENTIFY FORWARD LOOKING STATEMENTS. THESE STATEMENTS MAY INCLUDE, BUT ARE NOT LIMITED TO, THE ANTICIPATED OUTCOME OF CONTINGENT EVENTS, INCLUDING LITIGATION, REGULATORY PROCEEDINGS OR RULEMAKING, PROJECTIONS OF REVENUES, INCOME, LOSS, OR CAPITAL EXPENDITURES, PLANS FOR FUTURE OPERATIONS, GROWTH AND ACQUISITIONS, FINANCING NEEDS OR PLANS AND THE AVAILABILITY OF FINANCING, AND PLANS RELATING TO PRODUCTS OR PRODUCT DEVELOPMENT AS WELL AS ASSUMPTIONS RELATING TO THE ABOVE SUBJECTS.

FORWARD LOOKING STATEMENTS REFLECT OUR CURRENT VIEWS CONCERNING FUTURE EVENTS AND FINANCIAL PERFORMANCE AND SPEAK ONLY AS OF THE DATE THE STATEMENTS ARE MADE. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES, SOME OF WHICH CANNOT BE PREDICTED OR QUANTIFIED, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN, CONTEMPLATED BY, OR UNDERLYING THE FORWARD LOOKING STATEMENTS. STATEMENTS IN THIS JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AND THIS
"MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," DESCRIBE FACTORS, AMONG OTHERS, THAT COULD CONTRIBUTE TO OR CAUSE SUCH DIFFERENCES. SUCH FACTORS INCLUDE, AMONG OTHER FACTORS, THE ACCEPTABILITY OF EXISTING AND POTENTIAL PRODUCTS IN THE MARKETPLACE, THE ABILITY TO OBTAIN SUFFICIENT CAPITAL TO FUND OPERATIONS AND THE OUTCOME OF POTENTIAL LITIGATION.

         The following discussion and analysis provides information regarding our financial position and results of operations for the periods shown. This discussion should be read in conjunction with our Consolidated Financial Statements and related Notes thereto included elsewhere in this document.

INTRODUCTION

         In 1998, we acquired certain rights to use a microbicide formulation from International Bioscience Corporation. We market, sell and distribute innovative personal care products based on this and other third party or purchased formulations that are intended to prevent the spread of infectious disease. To date, we have introduced two products. The first is marketed as both the Preventx(R) hand sanitizer and first-aid antiseptic and the Coleman(R) hand sanitizer and first-aid antiseptic with Advanced Preventx(R), and is sold in both lotion and towelette forms. Sales of the towelettes began in the fourth quarter of 2000. In December 2000, we announced the introduction of the Coleman(R) Antibacterial Surface Disinfectant Cleaner, which can remove most of the organisms present on surfaces that can cause infectious disease. The Antibacterial Surface Disinfectant Cleaner is not based on the IBC formulation, but is a formulation sub-registered from a third party that is registered with the EPA. The introduction of this product allows us to offer our customers a more complete line of infectious disease prevention products. In accordance with the settlement of our suit with IBC, new product development is vested in the joint venture formed with IBC. Our marketing personnel and IBC's scientific personnel share new product development responsibilities. We perform the market research to determine, amongst other things, the product claims that we would like to make while IBC develops the formulation to meet these claims, performs the required testing and insures compliance with the appropriate government regulations. Additional preventative products that we anticipate marketing utilizing formulations similar to the one used in our hand sanitizer and first-aid antiseptic include a disinfectant surface spray, baby wipes, and the GEDA Plus(R) microbicidal contraceptive gel. Our disinfectant surface spray that is based on the IBC formulation must obtain regulatory approval from the FDA to enable us to market the product for use on food surfaces, which we estimate will take at least 12 months. When the IBC formulation has been approved by the FDA and is available for sale, we intend to introduce it as an improved product offering to the surface spray that we announced in December 2000. IBC plans to apply for an Investigative New Drug (IND) number from the FDA for the baby wipes subsequent to the receipt of an IND number for the GEDA Plus(R) microbicidal contraceptive gel. An IND number will enable IBC to commence testing that will be recognized by the FDA. We estimate that the testing and approval process for the baby wipes will take at least six months from the receipt of the IND number. The application process to obtain an IND number for the GEDA Plus(R) microbicidal contraceptive gel is underway. The gel must undergo clinical trials and obtain regulatory approval prior to marketing. The gel will be tested to determine its effectiveness in preventing HIV as well as other sexually transmitted diseases, all of which have different rates of transmission as well as gestation periods for infection within the human body. As a result, we anticipate the clinical trials for certain sexually transmitted diseases will require a minimum of six months while other sexually transmitted diseases such as HIV will require at least 18 months from the receipt of the IND number.

         The limited revenues and substantial start-up costs associated with introducing our new line of preventative products have significantly affected our current financial condition and operations. We have had limited revenues and have sustained substantial losses from operations in recent years and have an accumulated deficit.

         We incurred net losses in 1998 and 1999 and expect to incur net losses in 2000 and at least through 2001. We expect operations to generate negative cash flow in 2000 and at least through 2001 and we do not have existing capital resources or credit lines available that are sufficient to fund our operations and capital requirements as presently planned over the next twelve months. These factors raise doubts about our ability to continue as a going concern and our audit report in our annual report on Form 10-KSB filed with the SEC on March 30, 2000 contained an explanatory paragraph with respect to this matter.

         We expect to generate substantially all of our revenues in the future from increased sales of our current line of Preventx(R) preventative products as well as additional preventative products that we can market utilizing the formulation used in our hand sanitizer and first-aid antiseptic as well as other third-party formulations.

         In addition to cost of goods sold, which we expect to vary somewhat proportionately with sales over time, significant cost and expense items include salaries and benefits, consulting fees, royalties, distribution rights, office and administration, advertising, and legal and accounting, all of which, in total, significantly exceeded our total revenues for 1999 and the first nine months of 2000. Accordingly, we do not believe comparing costs as a percentage of revenues from year to year is meaningful.

RESULTS OF OPERATIONS

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

         Our total revenues in the nine months ended September 30, 2000 were $496,000 compared with $650,000 in the nine months ended September 30, 1999. Product sales increased in the nine months ending September 30, 2000 to $496,000 from $100,000 in the nine months ending September 30, 1999 due primarily to shipments to Wal-Mart Stores, Inc. in 2000, which represented approximately 64% of total revenues for the nine months then ended. However, total revenues decreased due to receiving Southeast Asia distribution right payments in the amount of $550,000 in the first nine months of 1999 as compared to $0 in the first nine months of 2000.

         Product sales were lower in the third quarter of 2000 compared with the first and second quarters of the year as there were no major shipments of initial stocking orders, such as the shipments to Wal-Mart of Preventx(R) and Coleman(R) products in the first and second quarters. We anticipate that our sales efforts will reverse this trend in the fourth quarter of 2000.

         Our gross margin from product sales decreased to 46% in the nine months ended September 30, 2000 from 50% in the nine months ended September 30, 1999. Sales during the nine months ended September 30, 2000 were primarily made to retail customers, which generally yield higher volumes but lower selling prices than the institutional channel into which we sold in the nine months ended September 30, 1999. Additionally, product costs are higher in the retail channel due to the cost of labeling and packaging to effectively reach the end consumer.

         Operating expenses increased to $7,657,000 in the nine months ended September 30, 2000 from $3,263,000 in the nine months ended September 30, 1999 primarily due to the following:

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
      * Litigation settlement expenses of $5,434,000 related to the lawsuit and subsequent settlement agreement with IBC were incurred in the nine months ended September 30, 2000 compared to $0 in the nine months ended September 30, 1999.

      * Expenses for royalties decreased to $64,000 in the nine months ended September 30, 2000 from $372,000 in the nine months ended September 30, 1999, primarily due to the elimination of the guaranteed minimum royalty with IBC beginning with the fiscal year 2000. A minimum IBC royalty accrual of $365,000 was included in the results for the nine months ended September 30, 1999. Partially offsetting this benefit is an increase in the IBC royalty rate from 2% of net sales to 5% of net sales beginning August 9, 2000, sub-license royalty expenses associated with increased sales of our hand sanitizer in the nine months ended September 30, 2000 versus the nine months ended September 30, 1999, and royalties related to licensing agreements with Coleman Corporation and Sunbeam Corporation that were not in place in the first nine months of 1999.

      * Consulting expenses decreased to $441,000 in the nine months ended September 30, 2000 from $1,222,000 in the nine months ended September 30, 1999 primarily due to less expense recorded for stock option grants to consultants and less reliance on paid consultants in the nine months ended September 30, 2000. Additionally, we incurred, in connection with our Southeast Asia distribution agreement, consulting services in the amount of $330,000 in the nine months ended September 30, 1999 as compared to $0 in the nine months ended September 30, 2000.

      * Fees relating to third party distribution of our hand sanitizer decreased to $77,000 in the nine months ended September 30, 2000 compared with $375,000 in the nine months ended September 30, 1999. We reduced distribution costs by changing to an Ohio-based third party distributor in March 2000, which also provides infrastructure services including distribution, order entry, warehousing, customer service and billing services.

      * Expenses for distribution rights decreased to $0 in the nine months ended September 30, 2000 from $70,000 in the nine months ended September 30, 1999 due to a payment for the Canadian distribution rights to the IBC formulation in 1999.

      * Legal expenses increased to $353,000 in the nine months ended September 30, 2000 compared to $236,000 in the nine months ended September 30, 1999. The increase was due primarily to expenses related to the filing of an amended registration statement with the U.S. Securities and Exchange Commission.

      * Interest expense decreased to $6,000 in the nine months ended September 30, 2000 from $157,000 in the nine months ended September 30, 1999 due to greater amortization of the fair value of warrants issued to promissory note holders and interest on loans in 1999.

         We incurred a net loss in the nine months ended September 30, 2000 of $7,417,000 compared to a net loss of $2,802,000 in the nine months ended September 30, 1999. The losses in the first nine months of 2000 and 1999 were due primarily to limited revenues that were substantially exceeded by our costs of operations, and in 2000, the expense related to the lawsuit and settlement with IBC. Our net loss per share for the nine months ended September 30, 2000 was $0.20 compared to a net loss per share of $0.10 in the nine months ended September 30, 1999. The loss per share increased primarily as a result of the factors affecting net loss as discussed above, partially offset by an increase in the weighted average number of shares outstanding to 36,305,074 in the nine months ended September 30, 2000 from 27,519,375 in the nine months ended September 30, 1999.

COMPARISON OF YEARS ENDED 1999 AND 1998

         Our total revenues in 1999 were $662,000 compared with $10,000 in 1998. Revenues in 1999 consisted of sales of the hand sanitizer introduced in late
February 1999 in the amount of $112,000 and the sale of Southeast Asia distribution rights for $550,000. The distributor also paid $100,000 that could be applied toward its year one minimum purchase requirement of $400,000. The Company recorded this amount as deferred revenue. To date, the distributor has not ordered any product and is in violation of its minimum purchase obligation.

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
We are required under the contract to give the distributor 60 days written notice to cure this default. Notice was served in October 2000. We will recognize the $100,000 as revenue upon the earlier of shipment of the product to the distributor or termination of the agreement. Since no effort was made by the distributor to cure, in January 2001 we served notice that the distributors rights were no longer exclusive. In 1998, revenues of $10,000 represented sales of products under development for use as samples.

         Cost of sales for 1999 includes a write-down of inventory of $71,000, which pertains to certain products in inventory that were deemed to be unsaleable.

         Selling, general and administrative expenses increased to $4,814,000 in 1999 from $2,913,000 in 1998 primarily due to the following:

         Administrative fees relating to our former relationship with Integrated Commercialization Solutions, a division of Bergen Brunswig Corporation, were $453,000 in 1999 compared to $40,000 in 1998. ICS provided infrastructure services including distribution, order entry, warehousing, billing, customer service and marketing services. We terminated this relationship on March 2, 2000.

         We incurred advertising expenses of $581,000 in 1999 compared to $155,000 in 1998. The advertising expenses incurred in 1999 were primarily due to our emphasis on marketing and selling our hand sanitizer.

         Legal and accounting expenses increased to $534,000 in 1999 compared to $198,000 in 1998. The increase in 1999 resulted primarily from legal and accounting expenses related to our filings with the SEC and costs associated with defending various lawsuits.

         Expenses for royalties increased to $505,000 in 1999 from $245,000 in 1998 primarily due to a guaranteed minimum royalty payment of $490,000 in 1999 compared with $245,000 in 1998. Our new agreement with IBC eliminates the minimum guaranteed payments effective January 1, 2000. Under this agreement we will pay IBC a royalty equal to 5% of net sales of licensed products in the United States.

         Expenses for distribution rights decreased to $70,000 in 1999 from $273,000 in 1998 due to the 1998 payment for exclusive worldwide distribution rights to the IBC formula except in Hong Kong, Taiwan and Africa and the 1999 payment for Canadian IBC formula distribution rights.

         Consulting expenses increased to $1,199,000 in 1999 from $849,000 in 1998. This increase resulted primarily from consulting services in the amount of $330,000 provided on behalf of the Company in conjunction with the Southeast Asia distribution agreement.

         We recorded a restructuring charge of $345,000 in 1999 consisting of involuntary termination benefits of $263,000 and other related reorganization costs of $82,000. This charge resulted from a business reorganization approved by the Board of Directors in December 1999 that included a facility closure, relocation of the corporate headquarters to a more cost effective location, severance costs for two Arizona based personnel and the write down of abandoned fixed assets to estimated fair value less cost to sell. As of September 30, 2000, both employees have been terminated and we have paid involuntary termination benefits and other related reorganization costs in the amount of $209,000. All reorganization costs including severance payments were paid prior to December 31, 2000.

         Interest expense increased to $174,000 in 1999 compared to $0 in 1998 due to interest accrued on promissory notes and the amortization of the fair value of warrants issued to promissory note holders in 1999.

         We incurred a net loss in 1999 of $4,785,000 compared to a net loss of $3,147,000 in 1998. The losses in 1999 and 1998 were due primarily to limited revenues that were substantially exceeded by our costs of operation. Our net loss per share for 1999 was $0.17 compared to a net loss per share of $0.14 in 1998. The loss per share increased primarily as a result of the increase in 1999 net loss.

LIQUIDITY AND FINANCIAL POSITION

         To date, we have been unable to generate significant cash flows from our business operations. As a result, we have funded our operations through investor financing, including sales of common stock, convertible debentures, and the exercise of warrants and options. During the fiscal years 1997, 1998, and 1999 and the nine months ended September 30, 2000, we raised a total of

$7,528,000 through these means. We also issued stock to satisfy $5,352,000 of obligations, including stock valued at $3,300,000 that was issued to settle the litigation with IBC. In addition, the proceeds from promissory notes that were repaid in cash during this time period were $296,000. Until such time as we are able to generate significant cash flow from operations through increased sales of our products, we will be required to continue our reliance on investor financing to fund our operations. At September 30, 2000, cash and cash equivalents totaled $233,000, an increase of $91,000 from September 30, 1999. Current liabilities at September 30, 2000, consisting primarily of accounts payable and accrued liabilities, exceeded current assets by $1,648,000.

         During the nine months ended September 30, 2000, net cash used in operating activities was $1,998,000, primarily due to a net loss of $7,417,000. Non-cash expenses of $5,079,000 were incurred in the period.

         In the nine months ended September 30, 2000, net cash flow from financing activities was $1,957,000, resulting from the sale of common stock and the exercise of options and warrants in the amount of $1,857,000 and from the issuance of short-term promissory notes totaling $250,000, with offsetting payments of the notes in the amount of $150,000.

         On February 23, 2000, we completed a private placement of 6,151,050 shares of common stock that generated gross proceeds of $3,076,000. Of this amount, cash proceeds of $750,000 and $1,452,000 were received in the fourth quarter of 1999 and the first quarter of 2000, respectively, and $874,000 resulted from the conversion of promissory notes and royalties payable to common stock. As of September 30, 2000, we have paid all of our debt with cash or by converting promissory notes into the Company's common stock.

         In December 2000, we completed a private placement of 1,305,617 shares of common stock to four vendors who accepted the shares in exchange for cancellation of $522,247 in trade payable indebtedness owed by the Company. In addition, 125,000 shares of common stock were sold to an officer of the Company for $50,000.

         Our future royalty requirements will affect liquidity. We are required to pay royalties to various licensors, including IBC, of up to 17% of net sales. The settlement with IBC will have a favorable effect on near-term liquidity as a result of the elimination of the minimum royalty payment. The previous license agreement required a minimum royalty payment of $735,000 to be paid no later than January 30, 2001. This payment is no longer required.

         As of September 30, 2000, we had no debt service or capital expenditure obligations.

         We have previously disclosed that we would need to raise additional capital during fiscal year 2000 or secure a line of credit. In November 2000, we secured a one-year, $1,000,000 revolving line of credit from a bank with an interest rate equal to the bank's prime rate plus 1/2%. The line of credit is secured by the signature guarantees of several officers and directors and their wives, which in turn are secured by the assets of the Company. In return for their guarantees, we have granted these officers and directors, collectively, 450,000 shares of the Company's common stock. As of January 10, 2001, borrowings of $513,000 were outstanding under the line of credit. We believe that this line of credit will be sufficient to meet our cash flow requirements until early 2001, at which time we plan to raise additional equity financing and repay outstanding borrowings under the revolving line of credit. However, there can be no assurance that such equity financing will be available on favorable terms or at all.

         We anticipate a substantial increase in cash outlays associated with increased marketing and sales of our Preventx(R) preventative product line. Although the IBC settlement requires us to use reasonable efforts to expend up to $10,000,000 over five years to market licensed products in the territory, we believe that 100% of our expenditures will qualify to satisfy this commitment since we are purely a sales and marketing company whose products are primarily derived from the IBC formulations. We do not believe that incremental outlays beyond the level projected in our business and marketing plans will be needed solely to satisfy the IBC settlement commitment.

         We will incur additional expenditures associated with the market development of additional preventative products that we can market utilizing similar formulations to the one used in our hand sanitizer and first-aid antiseptic. These cash outlays could include, but are not limited to, market testing, package design, advertising, point of sale displays, inventory purchases and a sales and marketing campaign. Our investment in working capital is also expected to increase as we broaden our product line and obtain new

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
customers. Additionally, if the joint venture company formed as part of the settlement with IBC incurs net cash outlays , we may be obligated to make capital contributions to or arrange financing for the joint venture.

         We do not have existing capital resources or credit lines available that are sufficient to fund our operations and capital requirements as presently planned over the next twelve months. We plan to raise additional funds through the issuance of either debt or equity instruments. We may also pursue a working capital line of credit to be secured by our accounts receivable and inventory. However, such funds may not be available on favorable terms or at all. To repay borrowings under the line of credit, maintain our current expense level of approximately $3,000,000 to $4,000,000 per year and meet the costs associated with our increased marketing, sales and market development efforts, it is likely that we will need to raise a minimum of $3,000,000 to $5,000,000 of additional capital during fiscal year 2001, dependent upon the magnitude of funds generated from operations. We expect cash receipts from customers to increase in 2001 due to greater anticipated sales volume from additional customers and a broader product line. The 2001 financing requirement may exceed our historical funding requirement, which averaged approximately $2,400,000 per year in the fiscal years 1997, 1998 and 1999. Also, should the FDA issue final regulations that are consistent with its current proposed regulations with respect to our hand sanitizer and first-aid antiseptic, we may experience an adverse effect on liquidity. Although we believe we would have twelve months to address any changes which may be necessary regarding the labeling of our hand sanitizer and first-aid antiseptic, the effort required to undertake the changes may cause our financial condition and results of operations to deteriorate and our business may ultimately fail.

         During 2000, in excess of $400,000 was raised from the exercise of outstanding stock options and warrants. However, this did not negate the need to raise additional funds through issuance of debt and equity instruments or with credit lines.

                                    BUSINESS

HISTORY

         We were originally incorporated in the Province of British Columbia, Canada in 1986 under the name "Mr. Build Industries Inc." Since that time, we changed our name at various times, and on December 31, 1996, under the name Empyrean Diagnostics, Ltd., we changed our governing jurisdiction from the Province of British Columbia to the State of Wyoming. We are seeking a stockholder vote on our planned reincorporation into Delaware by way of a merger of our existing Wyoming corporation into a newly formed Delaware corporation. This proxy statement/prospectus relates to our reincorporation proposal.

         Prior to April 1997, we distributed and marketed an HIV diagnostic product. In April 1997, we shifted our focus from marketing and distributing the HIV diagnostic test kit to marketing and distributing preventative products. In 1998, we discontinued marketing and distributing our diagnostic kits. We wrote off our HIV diagnostic kit inventory in 1997 and our Trichomonas diagnostic kit inventory in 1998, and stopped marketing our diagnostic products. This shift in focus coincided with our acquisition of rights from IBC to use their microbicide formulation in our current and proposed preventative products.

         We market, sell and distribute innovative personal care products that are intended to prevent the spread of infectious disease. To date, we have introduced two products. The first is marketed as both the Preventx(R) hand sanitizer and first-aid antiseptic and the Coleman(R) hand sanitizer and first-aid antiseptic with Advanced Preventx(R) and is sold in lotion and towelette forms. Sales of towelettes began in the fourth quarter of 2000. In December 2000, we announced the introduction of the Coleman(R) Antibacterial Surface Disinfectant Cleaner, which can remove most of the organisms present on surfaces that can cause infectious disease. The Antibacterial Surface Disinfectant Cleaner is not based on the IBC formulation, but is a formulation sub-registered from a third party that is registered with the EPA. The introduction of this product allows us to offer our customers a more complete line of infectious disease prevention products. In accordance with the settlement of our suit with IBC, new product development is vested in the joint venture formed with IBC. Our marketing personnel and IBC's scientific personnel share new product development responsibilities. We perform the market research to determine, amongst other things, the product claims that we would like to make while IBC develops the formulation to meet these claims, performs the required testing and insures compliance with the appropriate government regulations. Additional preventative products that we anticipate marketing utilizing formulations similar to the one used in our hand sanitizer and first-aid antiseptic include a disinfectant surface spray, baby wipes and the GEDA Plus(R) microbicidal contraceptive gel. Our disinfectant surface spray that is based on the IBC formulation must obtain regulatory approval from the FDA to enable us to market the product for use on food surfaces, which we estimate will take at least 12 months. When the IBC formulation has been approved by the FDA and is available for sale, we intend to introduce it as an improved product offering to the surface spray that we announced in December 2000. IBC plans to apply for an Investigative New Drug (IND) number from the FDA for the baby wipes subsequent to the receipt of an IND number for the GEDA Plus(R) microbicidal contraceptive gel. An IND number will enable IBC to commence testing that will be recognized by the FDA. We estimate that the testing and approval process for the baby wipes will take at least six months from the receipt of the IND number. The process to prepare an application to obtain an IND number for the GEDA Plus(R) microbicidal contraceptive gel is underway. The gel must undergo clinical trials and obtain regulatory approval prior to marketing. The gel will be tested to determine its effectiveness in preventing HIV as well as other sexually transmitted diseases, all of which have different rates of transmission as well as gestation periods for infection within the human body. As a result, we anticipate the clinical trials for certain sexually transmitted diseases will require a minimum of six months while other sexually transmitted diseases such as HIV will require at least 18 months from the receipt of the IND number. In December 2000, we announced the initiation of clinical trials for the GEDA Plus(R) microbicidal contraceptive gel by IBC in Brazil.

         We incurred net losses in 1998, 1999 and in the nine months ended September 30, 2000 and expect to incur net losses at least through 2001, which will cause our company to have a negative net worth. We expect operations to generate negative cash flow in 2000 and through at least 2001 and we do not have existing capital resources or credit lines available that are sufficient to fund our operations and capital requirements as presently planned over the next twelve months. These factors raise doubts about our ability to continue as a going concern and our audit report, included elsewhere in this proxy statement/prospectus, contains an explanatory paragraph with respect to our ability to continue as a going concern.

OVERVIEW

         We market, sell and distribute innovative personal care products that are intended to prevent the spread of infectious disease. Our current product, the hand sanitizer and first-aid antiseptic, developed and licensed to us by IBC, is sold over-the-counter in the retail markets and also to commercial, industrial and institutional customers. Our current product is marketed as a hand sanitizer and first-aid antiseptic sold under our Preventx(R) brand name and as a hand sanitizer and first-aid antiseptic with Advanced Preventx(R) sold under the Coleman(R) brand name. IBC has developed formulations similar to the one used in our hand sanitizer and first-aid antiseptic that will be utilized for a variety of other products that we can market. These products will include a baby wipe product, a disinfectant surface spray to be marketed to the retail markets and also to the food service, hotel and other industries and the GEDA Plus(R) microbicidal contraceptive gel designed to prevent pregnancy and sexually transmitted diseases ("STDs").

         We believe that the preventative formula licensed from IBC will be shown to be both safer and more effective as a microbicide than existing competitive products in the market and offers us a platform to leverage our expertise into other areas of the infectious disease market.

         We believe that the spread of infectious disease has become a major concern in many industries, including the health care, food service and public accommodation industries. We also believe that bacterial contamination has become, and will continue to be, an issue of heightened public concern fueled by the prevalence or reemergence of several deadly diseases in recent years, including HIV (the causative agent of AIDS), hepatitis, and other diseases.

         A major source for transmission of infection is the bacterial flora on the skin, primarily the hands. Skin has two types of microbial flora, resident or colonizing flora and transient or contaminating flora. Resident flora is relatively stable and is not readily removed, although antiseptics can inactivate it. Transient flora, on the other hand, can be acquired by contact, does not colonize, and is easier to remove by physical or chemical means. Infections can arise from either group.

         The primary means to avoid the spread of contamination by microorganisms is through regular hand washing and the use of barriers such as latex gloves. Poor compliance with normal hand washing protocols and the porous nature of protective gloves limit their effectiveness. In addition, many effective antiseptics cannot be used on skin or other surfaces because they are too toxic for routine use or lead to undesirable side effects.

         We believe that the IBC formulation used in our existing hand sanitizer and first-aid antiseptic and in our other infectious disease preventative products that are being developed has the potential to offer several unique advantages over other products currently available in the market, in that the IBC formulation:

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
      * may protect skin and surfaces from a broader range of harmful microorganisms and infectious diseases,

      *     may be longer lasting and more effective,

      * is alcohol and triclosan free, and as a result may be relatively non-irritating and may avoid safety concerns such as flammability,

      *     is virtually odor free, and

      * may be virtually non-toxic and safer for use around children and in food preparation and medical applications.

         The basic IBC product formulation utilizes benzalkonium chloride as its active ingredient, which has been recognized to be effective at killing harmful microorganisms and, we believe, is safe and offers greater versatility by assisting the healing of minor cuts and abrasions.

         Our hand sanitizer and first-aid antiseptic lotion and towelettes and our disinfectant surface spray product are marketed to consumers through retail channels of distribution and to commercial, industrial and institutional customers such as health care personnel, hotels, airlines, food service companies and restaurants, cruise lines, banks, casinos and other money handling entities, police departments, emergency response, correctional facilities and other city services industries. Our baby wipe product will be marketed primarily to consumers through retail channels of distribution. We expect the GEDA Plus(R) microbicidal contraceptive gel will be marketed primarily to consumers through retail channels of distribution, and to contraceptive product manufacturers. Our primary focus in marketing our products is to generate sales and create brand awareness and effectively communicate our unique features and benefits to consumers, and to establish relationships with retailers, distributors, wholesalers and volume buying organizations, such as health maintenance organizations, hospital buying groups, hotel and restaurant chains, and municipal service agencies.

         We market and distribute our hand sanitizer and first-aid antiseptic and intend to market and distribute additional products we may introduce, primarily through our own internal sales and sales support efforts and through independent manufacturers' sales representatives, third party distributors and marketing partners. We currently have engaged Handl-It Inc. to provide customer service, warehousing and distribution services for us, including order taking via telephone, fax and electronic data interchange, warehousing, distribution and customer invoicing and accounting. We also have distribution relationships with third party distributors covering the United States . In accordance with the settlement of our suit with IBC, rights to manufacture, sell and grant distribution rights for the licensed products outside the United States and Brazil will now be vested in the joint venture formed with IBC.

         Phase I and Phase II clinical trials were performed to study the safety of the gel when used in women and its effectiveness against STDs in an in vitro environment. The first two phases of the three phase clinical trials have been completed with seemingly positive results from the standpoint of safety and in vitro effectiveness. In 1997, the GEDA Plus(R) microbicidal contraceptive gel was accepted by the National Institutes of Health ("NIH") to undergo Phase III clinical trials to prove its safety and its effectiveness against STDs and as a contraceptive. NIH had conducted preclinical studies on the GEDA Plus (R) microbicidal contraceptive gel that confirmed the results of studies provided to NIH by IBC. The IBC studies were conducted by independent laboratories. The Phase I and Phase II studies were not conducted by the NIH.

         Future products could include deodorant, shaving cream, toothpaste and mouthwash products.

         We will attempt to capture a significant percentage of the infectious disease preventative markets in which we compete by relying on the ability of IBC to provide us with superior products based on IBC formulations that we can market in large or rapidly growing market segments, by developing brand awareness for our products, and by leveraging our name and product recognition into compatible consumer product applications and into other products intended to treat or cure infectious disease. We believe that by offering unique products that may offer increased protection against infectious disease, while at the same time eliminating many of the discomforts and side effects caused by existing products on the market, we can increase the demand for over-the-counter infectious disease preventative products and position ourselves to benefit from this expansion.

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
         Litigation and regulatory matters may affect our business.

         We are a defendant in an action that was filed by Optima Holding Co., Ltd. and Mercury Technology Corp. on July 28, 1998 in the Circuit Court of the Eleventh Judicial District, Dade County, Florida. This state court action alleges that we tortiously interfered with Optima and Mercury's contractual relationship with IBC. Optima and Mercury claim that they had prior rights to the IBC formulation and products and that we induced IBC to breach that agreement. Optima and Mercury have requested an unspecified amount of damages against us. In a separate action that has now been consolidated with the first action in the same court, IBC has requested a declaratory judgment that IBC properly terminated its development and distribution contract with Optima and Mercury. Optima and Mercury also seek injunctive relief to prevent IBC and its managers and directors from allowing IBC to have further dealings with us. The state court action was informally abated while the parties pursued their remedies in the federal action. If the federal action is dismissed, it is likely that the state court action will resume. If we are not successful in the state court action, or in the federal action, we could lose the right to market, sell or manufacture our hand sanitizer product and other products currently under development. Should any court judgment be entered precluding our rights to the products, IBC has agreed as part of our overall litigation settlement to secure its obligations to us by granting us the highest priority perfected security interest IBC is permitted to assign in IBC's rights in commercializing the products in the United States.

         We are also a defendant in an action that was filed by Integrated Commercialization Solutions, Inc. on November 14, 2000 in the United States District Court, Central District of California, Southern Division. The action alleges that we breached a contract and seeks damages of at least $445,000 plus interest and attorneys fees. The company intends to defend the suit vigorously.

         The FDA has taken an adverse position with respect to a lotion product of the Andrew Jergens Co. that contains an active ingredient similar to the one used in our hand sanitizer and first-aid antiseptic. We believe that our product marketing claims are different than the Jergens product claims. The Jergens product claims to be a lotion, which implies that it is permissible to use on all skin parts, although the FDA hand sanitizer monograph allows for labeling for hands only. Our product is labeled as a hand sanitizer and first-aid antiseptic and describes in the hand sanitizer directions that it is for hands only, which we believe follows the hand sanitizer monograph. We are not aware that the Jergens product makes any first-aid antiseptic claims on the packaging. We make the claim that our product helps prevent bacterial contamination or skin infection on minor cuts, scrapes and burns, which we believe is acceptable language in the first-aid monograph. Also, we believe the FDA's position on the Jergens product is that it does not follow the allowable hand sanitizer label instructions on claims and directions for use. We believe that our directions for use are consistent with the FDA monographs for hand sanitizer and first-aid antiseptic requirements. Our product is described as a hand sanitizer and first-aid antiseptic and makes claims that it is long lasting. While neither the hand sanitizer monograph nor the first-aid antiseptic monograph provide for labeling as both a hand sanitizer and first-aid antiseptic, we believe that our labeling is permissible under both monographs considered together. Our claim that our product is long lasting is not provided for under either the hand sanitizer monograph or the first-aid antiseptic monograph. However, based on studies conducted by IBC, we believe we could independently substantiate that claim to the FDA if required.

         Although we believe that our claims are different than the Jergens product, if the FDA takes a similar position against our product, and if our active ingredient is not included in the final FDA hand sanitizer regulations, we may be required to market it solely as a first aid product with the hand sanitizer name and some of our claims omitted. If we are not successful in marketing our product in this fashion, we could experience a loss of revenues. Since the hand sanitizer and first-aid antiseptic is our primary product, such adverse action by the FDA could cause us to go out of business. If FDA pre-market approvals were to be required, which we do not believe will be the case, we would have to rely on IBC to obtain these approvals as we are accorded no rights to do so under our license agreement.

INDUSTRY BACKGROUND

HAND SANITIZER PRODUCTS

         Sales of all hand and body lotions (including those making sanitizing claims) were estimated to be approximately $850 million in the United States in 1999 (according to the Mass Market Retailers/Information Resources Inc. Health and Beauty Aids Report, 1999/1998).

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
         The dominant products in the sanitizer market today are topically applied hand sanitizing lotions or creams containing alcohol. These products are sold primarily in the over-the-counter market, typically in plastic bottles ranging from two to sixteen ounces each, and in larger volume or bulk forms in industrial and institutional settings, such as large pump dispensers and wall mounted dispensers. Many sanitizers are also sold in towelette form where the sanitizing solution has been applied to a sheet of absorbent paper that is typically packaged individually or in a perforated roll packed in a plastic dispenser.

         Currently marketed hand sanitizers or antimicrobial lotions are designed to sanitize the skin against various disease causing microorganisms, including E. coli, Salmonella, Staphylococcus aureas, K. pneumonia, and Pseudomonas aeruginosa. These products typically are not intended as a cleaner, like soap products, but are intended solely to kill germs on contact. Sanitizer products can be used in a number of situations where the spread of disease is a particular concern, such as in the food service, health care and public accommodation industries, and in settings where water or facilities are not available for conventional hand or body washing. The market for personal sanitizing or antimicrobial products has increased rapidly in recent years due in part to increasing public awareness and media reports of dangerous and sometimes deadly bacterial or viral contamination in common or frequently populated areas.

         Of the hand sanitizer products currently on the market today, most use either alcohol or triclosan as their active ingredient. The typical alcohol concentration in these products is over 60%. Institutional use hand sanitizers may also utilize chloroxylenol or nonoxynol-9 as active ingredients. Products based on these active ingredients may cause a number of undesirable side effects, including dry skin conditions and other skin irritations such as burning, itching and stinging. Many of these products, including all alcohol-based products, are flammable until dry (which can lead to limitations on use and to risks of serious personal injury) and may be painful when applied to existing cuts, burns, or abrasions. Products using alcohol and triclosan may have limited effectiveness, as the range of infectious disease germs with which they react are more limited, and often do not include STDs. In fact, due primarily to their drying effect, products containing alcohol or triclosan can actually increase vulnerability to infection after repeated use.

         Triclosan based products also must be compounded with a form of alcohol or organic solvent because they are not water soluble and the presence of water can prevent the release of bactericidal potency in them. This can lead to the development of environments where bacteria can mutate and the re-growth of antiseptic tolerant bacteria can occur. In recent years, there have been at least three product recalls of triclosan-based products, two of which were the result of Pseudomonas found growing in the product.

DISINFECTANT SURFACE SPRAY PRODUCTS

         Current products in the disinfectant surface spray category include well-known brand names such as Clorox, Lysol and Dial. It is a large market with no one product dominating the segment. IBC's disinfectant surface spray, which is similar to our hand sanitizer and first-aid antiseptic, is designed to be used in personal spray-size applications. It can be used on surface areas typically containing large amounts of bacterial or other contamination such as public telephones, toilet areas, and diaper changing areas. It can also be used in institutional applications for surface areas such as medical patient care areas, food service preparation areas such as sinks and counter tops, and similar locations.

         Existing sales of household cleaners (including all household cleaning related products) were approximately $2.3 billion in the United States in 1998 according to MMR/IRI Reports (1999/1998). We believe that IBC's disinfectant surface spray product can increase the market for disinfectant surface spray products due to its non-toxic qualities, which make it available for more extensive use in the food service and health care industries, among others.

BABY WIPE PRODUCTS

         Sales of baby wipes by drug stores, discount stores and supermarkets in the United States totaled $596 million in 1998. Well-known brand names dominate this category and include Huggies, Luvs and Pampers. Products are classified as super-premium, premium, private label, average and low end. Only two manufacturers offer an anti-bacterial feature and neither of them are long-lasting.

         We intend to sell our baby wipes as a super premium product due to the benefits that they will offer to the consumer. Utilizing an IBC formulation similar to that found in the hand sanitizer and first-aid antiseptic, we believe our baby wipes will be alcohol-free, non-irritating, non-toxic, anti-bacterial and long lasting. Through additional testing to be performed by IBC, we also

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
believe we will be able to present the product as aiding in the prevention of diaper rash. As a result, we believe that our product will have significant advantages over products on the market today.

CONTRACEPTIVE PRODUCTS

         The contraceptive market consists of two general categories: oral contraceptives, which are available only through prescription; and over-the-counter contraceptive products such as gels, condoms and similar products that do not require a prescription. Sales of over-the-counter contraceptive products in 1998 were approximately $261 million in the United States. We expect to compete in and expand the over-the-counter segment of the contraceptive market with the GEDA Plus(R) microbicidal contraceptive gel, which has completed the first two of three phases of clinical trials to determine its safety and effectiveness as a contraceptive and as a means of preventing STDs.

         To our knowledge, all over-the-counter and prescription contraceptive products on the market today are effective only as a spermicide and are not designed or claim to act as a barrier against STDs or other infectious diseases.

         It has been widely reported that the United States, like many other countries, is experiencing an epidemic of STDs, including the HIV virus, gonorrhea, syphilis, chlamydia, Trichomonas vaginalis, and herpes. According to statistics compiled by the World Health Organization in 1997 and by the United States Center for Disease Control in 1998, approximately 5.8 million new cases of HIV infection, 170 million new cases of Trichomonas, 89 million new cases of chlamydia, 62 million new cases of gonorrhea, 12 million new cases of syphilis and 40 million new cases of genital herpes are experienced worldwide each year. One in five adults in the United States now has genital herpes. In the December 14, 1998 issue of U.S. News and World Report, it was reported that according to a leading public health study, at least one in every three sexually active people will contract an STD by the age of 24. The estimates of the number of people contracting STDs are thought by many experts to be conservative, since it is believed that many people either choose not to discuss these diseases with their physicians or are unaware of them.

         The most common front-line defense against STDs among over-the-counter alternatives is the condom. Condoms do not kill STDs or other infectious disease, but can act as a barrier against disease transmission and are often purchased by consumers for that purpose. Condoms are relatively porous, containing pore sizes ranging from 5 to 70 microns in size. In contrast, an HIV particle is typically as small as .005 microns in size and can easily penetrate condom surfaces, as can some other STDs.

         Other over-the-counter gels and salves have recently been introduced that are intended to kill bacteria and viruses that cause STDs, primarily the HIV virus. Currently, most of these products utilize nonoxynol-9 as an active ingredient. Recent studies have indicated that although products containing nonoxynol-9 have been shown to kill HIV and other STDs in vitro, nonoxynol-9 may not have the same effect in vivo and might actually increase the risk of contracting HIV. In fact, a Phase III study of a nonoxynol-9 product completed in June 2000 resulted in a lower incidence of HIV infection for the placebo rather than for the nonoxynol-9 product. At a high enough dosage, nonoxynol-9 also can cause ulcerations, lesions, and other uncomfortable irritations. As a result of current research findings, the New York State Health Department is reconsidering its prior endorsement of nonoxynol-9, and the United States Center for Disease Control and Prevention currently does not endorse the use of nonoxynol-9 without a condom for protection from HIV. Other organizations are calling for a total ban of nonoxynol-9 products based on the premise that nonoxynol-9 actually promotes the transmission of HIV.

MARKET OPPORTUNITIES

         Infectious disease is the leading health problem in the world, leading to more deaths and serious health conditions than any other high profile disease, including heart disease and cancer. In 1997, there were over 2 million infections and 90,000 deaths in the United States alone resulting from nosocomial contamination, defined as infections contracted at a hospital or doctor's office that are unrelated to the purpose of a patient's visit. There were another 80 million cases of food poisoning in the United States, 10,000 of which resulted in death. According to industry studies, the average cost of treating nosocomial infections in the United States was $2,300 per incident, or $4.5 billion in annual direct costs. Developing inexpensive, effective and safe solutions to these diseases will, we believe, satisfy a large unmet market need that is being driven by the frequency and seriousness of public reports of infectious disease contamination in common public venues, such as hotels, public restrooms, and food service establishments. According to a December 1998 report of the American Social Health Association, there are approximately 15 million new cases of STDs in the U.S. annually. The direct medical cost of treating these STDs and their complications is reported to be $8.4 billion annually.

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OUR SOLUTION

         Our current and proposed preventative products use the same active ingredient, benzalkonium chloride, and have the potential to provide safety and efficacy qualities lacking in most competitive products, while at the same time addressing limitations of competitive products. The GEDA Plus(R) microbicidal contraceptive gel will also use octoxynol-9, unlike competing products that utilize nonoxynol-9, an active ingredient that has been shown to cause lesions, ulcerations and other irritations.

         Most microorganisms are reduced after application or contact with the product. The IBC product formulation does not utilize alcohol, triclosan or other organic solvents, which are commonly used in competitive products. Our alcohol and triclosan-free products do not appear to cause many of the skin conditions and side effects that competitive products may cause, such as dry skin and burning and itching irritations. Our products offer protection against the spread of nearly all harmful microorganisms on the skin. In addition, our products are non-flammable, allowing for use in many settings otherwise unsuitable for competitive products. All of the products currently under development, and all of the product innovations planned for development in the future, will be based upon IBC's existing basic product formulations, thus creating an opportunity for faster entry into compatible market opportunities.

BUSINESS STRATEGY

         Our goal is to achieve a position in the retail, commercial and institutional markets for over-the-counter infectious disease preventative and contraceptive products, and to leverage our position to enter other markets. We intend to pursue this goal by increasing the demand for effective and safe infectious disease preventative products and by increasing the number of our products used to prevent infectious disease. Our business strategy consists of the following key elements:

         DEVELOP BRAND AWARENESS AND MARKET ACCEPTANCE FOR PREVENTX(R). We believe that we can develop brand awareness and market acceptance of our unique antimicrobial products among consumers as well as commercial and institutional customers. We intend to develop brand awareness and acceptance by offering superior products that are more effective in protecting against infectious disease and safer with more pleasing qualities than competitive products. We also intend to develop brand awareness and market acceptance of our products through advertising and by expanding our network of United States distributors, adding international distributors through the joint venture with IBC and by entering into strategic relationships with other parties who can significantly increase our marketing, sales and distribution resources.

         APPLY CORE IBC FORMULATIONS TO ADDITIONAL PRODUCT APPLICATIONS. All of our infectious disease preventative products except the current version of the disinfectant surface spray are based on a common product formulation, which is licensed to us by IBC and contains octoxynol-9 with benzalkonium chloride as its active ingredient. When the disinfectant surface spray based on the IBC formulation has been approved by the FDA and is available for sale, we intend to introduce it as an improved product offering to the surface spray that we announced in December 2000. We intend to continue to leverage the brand awareness and market acceptance of our hand sanitizer and first-aid antiseptic product to create market demand for our moist towelettes, baby wipes, disinfectant surface spray and the GEDA Plus(R) microbicidal contraceptive gel. We may leverage the future success of these products through the introduction of a variety of compatible personal care product formulations, such as deodorant, shaving cream, toothpaste and mouthwash products.

         LEVERAGE RESOURCES THROUGH STRATEGIC RELATIONSHIPS AND ACQUISITIONS. We intend to build our business in part through the acquisition of complementary technologies, products and businesses and by entering into strategic collaborations, including additional licensing and marketing arrangements, with other biotechnology companies and research institutions. We believe that these acquisitions and relationships will better enable us to enter markets more quickly and extensively. We also believe that significant acquisition and strategic partnering opportunities exist in the infectious disease industry. We are not currently in active discussions with possible acquisition or strategic partnering candidates.

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PRODUCTS AND TECHNOLOGIES

         To date, we have introduced two products. The first is marketed as both the Preventx (R) hand sanitizer and first-aid antiseptic and the Coleman (R) hand sanitizer and first-aid antiseptic with Advanced Preventx (R) and is sold in both lotion and towelette forms. In December 2000, we announced the introduction of the Coleman (R) Antibacterial Surface Disinfectant Cleaner, which can remove most of the organisms present on surfaces that can cause infectious disease. The Antibacterial Surface Disinfectant Cleaner is not based on the IBC formulation, but is a formulation sub-registered from a third party that is registered with the EPA. We anticipate several additional preventative products based upon IBC formulations including baby wipes, disinfectant surface spray and the GEDA Plus(R) microbicidal contraceptive gel, each of which must comply with applicable regulatory requirements or obtain regulatory approval (which may include clinical trials) prior to marketing. Each of these products is described below.

CURRENT DISEASE PREVENTATIVE PRODUCT

PREVENTX(R) HAND SANITIZER AND FIRST-AID ANTISEPTIC

         Our hand sanitizer and first-aid antiseptic product was launched in the United States in March 1999. Our hand sanitizer and first-aid antiseptic lotion is commonly applied in small quantities and rubbed into the hands. We also recommend use of the product in the medical and food service industries along with latex gloves as a secondary barrier against infection. Our product decreases the risks associated with glove degradation, tears or cuts, and large latex pore sizes. Because we believe the IBC formula is virtually non-toxic, it can be used safely in food preparation areas and around medical patients. Our hand sanitizer and first-aid antiseptic will not damage latex gloves or other products.

         Our hand sanitizer and first-aid antiseptic product, unlike most competitive products, does not include alcohol, triclosan, or other organic solvents as its active ingredient. The benefits of using an alcohol free and triclosan free formulation include:

      * The protection provided by our hand sanitizer and first-aid antiseptic is long lasting (up to four hours). In contrast, alcohol and triclosan based products typically lose effectiveness after drying (approximately fifteen seconds).

      * The IBC formulation does not dry out the skin and does not cause germs to develop increased resistance. Alcohol and triclosan based products may actually increase the risk of infectious disease after repeated use, as the drying nature of these ingredients can strip skin of its natural barrier and cause microscopic cracks in the skin, which provides a conducive environment for disease-causing germs that colonize on the skin. In addition, triclosan based products have been found to cause bacteria to develop increased resistance as well as the mutation of some germs.

      * Our product is non-flammable and thus reduces the risk of personal injury associated with alcohol products and increases the institutional and consumer settings where a hand sanitizer and first-aid antiseptic product can safely and conveniently be applied and stored. At concentrations of 60% or greater, alcohol-based hand sanitizer products are highly flammable.

      * Our hand sanitizer and first-aid antiseptic not only alleviates dry skin conditions that may be caused by alcohol or triclosan based products, it actually helps nourish and moisturize damaged skin and does not cause many of the skin irritations associated with competitive products, including itching, stinging and burning. We incorporate aloe vera into our hand sanitizer and first-aid antiseptic product to further promote its soothing effects. In addition, our product helps prevent bacterial contamination or skin infection on minor cuts, scrapes and burns, in contrast to alcohol based products that can cause painful discomfort when in contact with minor skin injuries. Our hand sanitizer and first-aid antiseptic also does not cause irritation to mucosal tissues in the nose, unlike alcohol and triclosan based products.

         Presently, our hand sanitizer and first-aid antiseptic is sold at retail stores in 2 and 8 ounce plastic bottles, in the commercial, industrial and institutional markets in 2, 8 and 16 ounce plastic bottles and in all sizes on our website, www.preventx.com. We also intend to offer a bulk refillable dispenser that dispenses a pre-measured amount of the product.
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         As an extension of our existing hand sanitizer and first-aid antiseptic product line, we began to offer the hand sanitizer and first-aid antiseptic on a moist towelette in the fourth quarter of 2000. The towelette offers all the advantages of our hand sanitizer and first-aid antiseptic product for use in situations where items such as dirt or food must be removed from the hands and facilities for normal hand washing are unavailable.

         The towelette is packaged in three configurations: easy-to-use plastic "Canister Pak" dispensers, personal-sized resealable pouch boxes and boxes of individually wrapped towelettes. The packaging is conveniently sized for household and travel use and both the canister pak and resealable pouch are resealable to keep the product moist. The towelette is sold under both the Preventx(R) and Coleman(R) brands.

         In  accordance  with the  settlement  of our suit with IBC, new product development is vested in the joint venture formed with IBC. Our marketing personnel and IBC's scientific personnel share new product development responsibilities. We perform the market research to determine, amongst other things, the product claims that we would like to make while IBC develops the formulation to meet these claims, performs the required testing and insures compliance with the appropriate government regulations. To make many of the following product claims, IBC will have to file an IND with the FDA and conduct clinical trials to support the claims. In the future, we may also market, sell and distribute products based on other third party or purchased formulations.

FUTURE INFECTIOUS DISEASE PREVENTATIVE PRODUCTS

DISINFECTANT SURFACE SPRAY

         Our disinfectant surface spray that is based on the IBC formulation does not contain the thickening and aloe vera additives contained in our hand sanitizer and first-aid antiseptic, making it suitable for a pump spray application. The pump spray will be packaged in smaller dispensers for personal use applications around common dangerous germ concentrations such as public telephones, public restrooms, and diaper changing areas, and larger dispensers for institutional applications such as food service surfaces, hotel facilities, and surfaces where medical services are performed.

         Our disinfectant surface spray that is based on the IBC formulation will have all of the same advantages as our hand sanitizer and first-aid antiseptic product, and is particularly suited for uses in the food service, medical and hotel industries where safety and toxicity are major concerns. Current competitive products include a variety of household or industrial surface cleaning products, all of which are toxic and generally cannot be used in contact with food preparation or medical care areas without caution. In addition, the IBC disinfectant surface spray product is not harmful to common surfaces such as sinks, counters, trays, furniture, or other objects.

         We expect to launch our disinfectant surface spray product that is based on the IBC formulation in the United States after IBC has obtained approval from the FDA, which will enable us to market the product for use on food surfaces. We estimate that this approval process will take at least twelve months from the submission of the application, and that IBC will submit the application in 2001.

BABY WIPES

         Utilizing a similar formulation as our hand sanitizer and first-aid antiseptic, IBC has developed a baby wipe for the retail market. In addition to claiming the product is non-toxic and long lasting, it is our intention to have IBC obtain regulatory approval to claim that our baby wipes aid in the prevention of diaper rash. We believe these claims, if approval to make them is obtained, would give our baby wipes a significant advantage in the market place over other wipes on the market today.

         IBC plans to apply for an Investigative New Drug (IND) number from the FDA for the baby wipes subsequent to the receipt of an IND number for the GEDA Plus(R) microbicidal contraceptive gel, as discussed below. An IND number will enable IBC to commence testing that will be recognized by the FDA. We estimate that the testing and approval process for the baby wipes will take at least six months from the receipt of the IND number.

GEDA PLUS(R) MICROBICIDAL CONTRACEPTIVE GEL

         The GEDA Plus(R) microbicidal contraceptive gel has been developed by IBC, and IBC is responsible for preparing and conducting all clinical trials required to obtain approval from the FDA under the terms of our license agreement with IBC. Phase I and II clinical trials, the purposes of which were to study the safety of the contraceptive gel when used in women and its effectiveness against STDs in an in vitro environment, have been completed with positive results. We announced the commencement of a Phase III clinical trial in Brazil in December 2000. The clinical trial in Brazil will determine whether the gel effectively kills a host of STDs and other infectious diseases, in addition to its contraceptive properties, and is safe. The process to prepare an application to obtain an IND number from the FDA, which will enable IBC to begin Phase III trials that will be recognized by the FDA, is currently underway. The Company is hopeful that the application will be formally submitted to the FDA in 2001. Upon initiation and successful completion of the Phase III clinical trial and results showing safety and effectiveness, IBC will file a new drug application with the FDA for its approval.

         The GEDA Plus(R) microbicidal contraceptive gel will not be sold in the United States until IBC obtains an IND number, completes Phase III clinical trials and obtains approval of the FDA. FDA approval is not assured. The first part of the Phase III study in the United States has yet to begin and will address the effectiveness of the product in preventing the transmission of gonorrhea, chlamydia, and trichomonas vaginalis. Because the STDs included in the first part of the Phase III study have relatively high rates of transmission and relatively short gestation periods for infection within the human body, we anticipate that the clinical trials for the first part of the Phase III study will require a minimum of six months from the receipt of the IND number.

         The second part of the Phase III testing will address the effectiveness of the product in preventing the transmission of HIV. Because HIV has a slower rate of transmission and a longer gestation period for infection within the human body, we anticipate that the clinical trials for the second part of the Phase III study will require at least 18 months from the receipt of the IND number.

         Once approved, we anticipate marketing the gel primarily in the retail, over-the-counter market in single use pre-filled applicators as well as larger tubes. We also intend to market the product in bulk quantities to condom manufacturers to be used as a coating inside the condom wrapper, thus enhancing the effectiveness of condoms as a means of contraception and as a disease preventative and enabling condom manufacturers to make additional product claims.

         Existing contraceptive gel products use active ingredients such as nonoxynol-9 that can cause lesions, ulcerations, and other skin irritations. These irritations can, in turn, facilitate infections. Our gel's active ingredients act synergistically as a microbicide and spermicide. In addition, only small amounts are needed, limiting the possibility of skin irritations. In pre-clinical safety studies, our gel was found to cause no damage to squamous or columnar mucosa cells. The gel is compatible with latex condoms. We are aware of no other approved competitive products that make these claims. As a result, if successful, the gel would be a unique product in the over-the-counter contraceptive market.

         We believe that if the Phase III studies are successfully completed and FDA approval is obtained, we will be able to offer a product in the United States that can capture significant market share and also increase the market for non-prescription contraceptive products.

SALES AND MARKETING

         We currently market our products in the United States to both the retail over-the-counter market using internal sales personnel and third party manufacturers' sales representatives, and to commercial, industrial and institutional customers through distributors and sales agents. Effective in the first quarter of 2000, we began selling our product to Wal-Mart Stores, Inc. In the third quarter of 2000, we began selling our product to Do-It-Best Corp. In the fourth quarter of 2000, we announced the receipt of purchase orders from Amway Corporation and the Eckerd drugstore chain. Before that time we sold our product to smaller commercial and institutional customers.

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
         Within the United States our existing product is distributed directly to retailers and institutionally through third party distributors. Upon obtaining regulatory approval, we plan to distribute future products utilizing IBC formulations through the same channels. Our Southeast Asia distributor was granted exclusive rights (subject to minimum purchase requirements) in designated territories and was responsible for obtaining and maintaining required foreign regulatory approvals for our products. We served notice in October 2000 that this exclusivity would be revoked if Durstrand did not purchase at least $200,000 of product within 60 days. Since no effort was made by Durstrand to cure, in January 2001 we served notice that their rights were no longer exclusive. Through the joint venture formed with IBC, we anticipate granting distributorships in other territories that will have similar requirements.

         We typically sell inventories to third party distributors at negotiated prices. The products are then re-sold by the distributors to a variety of customers.

         Our hand sanitizer and first-aid antiseptic product has been launched at Wal-Mart Stores, Inc., Do-It-Best Corp., the Eckerd drug chain and regional food and drug chains in the United States. We plan to rely heavily on point-of-purchase merchandising programs in our marketing and advertising efforts. We feel this strategy will be very effective for the hand sanitizer and first-aid antiseptic product as consumers are already drawn to the health and beauty aids area within the retail store. Therefore, our point-of-purchase merchandising programs will tell the consumer about the many advantages of our hand sanitizer and first-aid antiseptic over alcohol-based competitors. This strategy will be supplemented with print and other forms of advertising as funds permit. We also operate an Internet web site that provides useful information about our current and future products .

DEPENDENCE ON SIGNIFICANT CUSTOMERS AND SUPPLIERS

         Wal-Mart Stores, Inc. comprised 13% of our product sales in 1999 and a one-time sale to a large pharmaceutical company comprised 38%. In the first nine months of 2000, Wal-Mart Stores, Inc. accounted for 64% of our net revenues. We recently began sales to Do-It-Best Corp. and the Eckerd drug chain and we believe during 2001 that we will have developed relationships with other large regional and national retail drug, grocery, hardware, sporting goods and discount chains. Having these additional customers will lessen our dependence on Wal-Mart.

         Presently, Canadian Custom Packaging ("CCP")is the sole manufacturer of the IBC formulation used in our hand sanitizer and first-aid antiseptic products. We do not have a written agreement with this supplier. We believe that the raw materials required for our product are readily obtainable from a variety of sources and CCP has experienced no difficulties or unexpected costs to date in purchasing the raw materials. Although we have experienced no difficulties or unexpected costs in purchasing finished products from CCP, we are exposed to the risk that CCP will be unable or unwilling to supply our product in a timely or cost efficient manner or at all. We have addressed this risk by maintaining an inventory level that is adequate to meet our customers' demands during a short supply interruption, and by obtaining contingent business interruption insurance coverage on CCP's facility. However, a lengthy delay or interruption in the supply of raw materials or finished products would significantly impair our ability to compete, would cause a loss of revenue and could cause a loss of significant customers. If CCP became unable or unwilling to supply our product, we believe that a new supplier could be qualified and begin production within sixty days.

STRATEGIC RELATIONSHIPS

INTERNATIONAL BIOSCIENCE CORPORATION LICENSE

         In August 2000 we announced a complete settlement of our litigation with IBC relating to our license agreement with IBC. As part of the settlement, we executed a new license agreement with IBC that grants us the exclusive right to purchase, use, have used, sell and have sold the licensed products in the United States. The new license agreement requires us to pay a 5% royalty to IBC on net sales of licensed products in the United States. The initial term of the agreement is ten years with automatic renewal for additional ten year terms. IBC has the right to terminate the agreement if we do not sell any licensed products in the United States for a period of two years.

     As part of the agreement, IBC agreed to fund clinical trials for the GEDA Plus(R) microbicidal contraceptive gel, with a commitment to invest, if necessary, up to $10 million to fulfill all requirements for FDA approval of the product. The trials will test the efficacy and safety of the GEDA Plus(R) microbicidal contraceptive gel against various sexually transmitted diseases including HIV. We have agreed to expend up to $10,000,000, if necessary, to market the licensed products in the United States over the first five years of the agreement. Additionally, we have executed a trademark license with IBC that permits and requires us to use IBC's GEDA(R) logo, to the extent available, on all licensed products sold in the United States. The term of the trademark license runs concurrently with the term of the license agreement from IBC to us. IBC has the right to terminate the trademark license if we do not sell any licensed products in the United States for a period of two years.

         Also as part of the settlement, we have agreed that IBC shall have the full and exclusive rights to sell its IBC formulated products in Brazil. In addition, we have executed a trademark license with IBC that permits them to use, to the extent available, our Preventx(R) trademark and associated trade dress in Brazil in exchange for paying us a 5% royalty on net sales of licensed products in Brazil. The initial term of the trademark license is ten years with automatic renewals for additional terms of ten years. We have the right to terminate the trademark license upon termination of the operating agreement for the joint venture, which we formed with IBC as part of the settlement.

         In exchange for the issuance of 5,000,000 shares of our common stock, IBC will forego the payment by our company of any further minimum guaranteed royalties, which totaled $13,657,000 for the seven years remaining in the initial term of the original license agreement and $46,311,000 in the first ten-year renewal term of the original license agreement. In addition, we granted IBC an option to purchase another 2,226,000 shares of our common stock, having an exercise price of $0.83 per share and vesting based upon IBC's completion of critical strategic initiatives. The 5,000,000 shares of common stock as well as any shares acquired upon exercise of the 2,226,000 options are subject to a voting agreement, wherein an irrevocable proxy to vote these shares is given to Lawrence D. Bain, Chairman of the Board of Directors of Empyrean Bioscience, Inc.

         We also previously acquired sub-licensing rights for the hand sanitizer and first-aid antiseptic in the United States from Prevent-x Inc. The term of the license extends to July 20, 2008, subject to renewal options for additional 10-year terms.

IBC JOINT VENTURE

         As part of our August 2000 settlement of all legal disputes between IBC and us, we also announced that we had formed a joint venture with IBC to make, have made, use, have used, sell and have sold licensed products throughout the world with the exception of the United States and Brazil. The joint venture is a limited liability corporation owned fifty-percent by us and fifty-percent by IBC. A put agreement between IBC and us provides that upon a change of control (as defined in the agreement) of either IBC or us, the other party has the right, but not the obligation, to sell its interest in the joint venture at the fair market value, to the acquirer of the controlling interest, IBC or us, as the case may be.

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
         An operating agreement has been executed between the parties that provides for the joint venture to be managed by a board of managers consisting of six managers, three managers to be appointed by IBC and three managers to be appointed by us. Our marketing personnel and IBC's scientific personnel will coordinate new product development.

         Coincident with the formation of the joint venture, we executed a trademark license with the joint venture and IBC also executed a trademark license as well as a license agreement with the joint venture. Our trademark license with the joint venture permits the joint venture to use, to the extent available, the Preventx(R) trademark and associated trade dress on all of the licensed products sold by the joint venture, with a term that runs until the expiration or termination of the joint venture operating agreement unless terminated by us if the joint venture does not sell any licensed products for a period of two years.

         Similarly, the trademark license from IBC to the joint venture permits and requires the joint venture to use, to the extent available, the GEDA(R) logo on all of the licensed products sold by the joint venture, with a term that runs until the expiration or termination of the joint venture operating agreement unless terminated by IBC if the joint venture does not sell any licensed products for a period of two years. The license agreement from IBC to the joint venture grants the joint venture an exclusive, royalty-free right and license to make, have made, use, have used, sell and have sold the licensed products worldwide with the exception of the United States and Brazil, with a term that runs until the expiration or termination of the joint venture operating agreement, unless terminated by IBC if the joint venture does not sell any licensed gel product for a period of two years after the gel product has been approved for sale by the USFDA.

PREVENT-X SUB-LICENSE

         In July 1998, we entered into a sub-license agreement with Prevent-X, Inc., a Miami, Florida based marketing company. This agreement provides us with exclusive rights to manufacture, market, and sell our hand sanitizer and first-aid antiseptic product in the United States. These rights were previously licensed to Prevent-X by IBC. This sub- licensing agreement also provided for the acquisition of the Preventx(R) trade name, marks and logos. We acquired these rights in exchange for up-front payments of 225,000 shares of our common stock, $50,000 cash, and continuing royalty payments of 5% of net sales of the hand sanitizer and first-aid antiseptic sold in the United States. The initial term of the agreement is ten years, based on Empyrean meeting the conditions of the agreement.

HANDL-IT INC. ALLIANCE

         Effective March 2, 2000, we engaged Handl-It Inc. of Cleveland, Ohio to provide us with a portfolio of outsourcing services including finished goods warehousing, distribution, customer service, order processing, invoicing and accounts receivable management. The arrangement covers all of our infectious disease preventative products. Handl-It is able to provide these services more efficiently and at a more competitive cost than our previous provider of these services. We have no long-term agreement with Handl-It.

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
DURSTRAND INTERNATIONAL LIMITED

         On April 28, 1999, we entered into a distribution agreement with Durstrand International Limited, a British Virgin Islands company. The agreement provided Durstrand with exclusive rights for three years (and automatic renewal for two additional ten-year terms if the agreement's provisions were met by both parties), to distribute the Preventx(R) hand sanitizer and, when approved by the appropriate regulatory bodies, the GEDA Plus(R) contraceptive gel, in the Philippines, Singapore, Thailand, Indonesia, Malaysia, Cambodia, Myanmar and Vietnam. Durstrand paid $500,000 for the exclusive rights to the Preventx(R) hand sanitizer and first-aid antiseptic product and was to pay $600,000 for the exclusive rights to the GEDA Plus(R) microbicidal contraceptive gel 120 days following approval of claims related to our products by the FDA. There have been no purchases to date. Durstrand was to have purchased a minimum annual amount of either product to maintain its exclusive rights as follows:

      YEAR ENDING APRIL 28,             MINIMUM ANNUAL PURCHASES
         2000                                $  400,000
         2001                                 1,000,000
         2002                                 3,000,000
         2003 and thereafter                  115% of annual minimum purchases
                                              in the immediately preceding year

         Durstrand has not satisfied the minimum purchase requirement of $400,000 that was due by April 2000. As a result, under the terms of the exclusive distribution agreement, we served notice in October 2000 of our intent to revoke Durstand's exclusivity in the defined territory if Durstrand did not purchase at least $200,000 of product within 60 days. Since no effort was made by Durstrand to cure, in January 2001 we served notice that their rights were no longer exclusive.

         In accordance with the settlement of our suit with IBC, rights to manufacture, sell and grant distribution rights for the licensed products outside the United States and Brazil will now be vested in the joint venture formed with IBC.

SUNBEAM(TM) AND COLEMAN(R) LICENSES

         On October 1, 1999, we entered into separate license agreements with Sunbeam Corporation and The Coleman Company, Inc. The licenses are non-exclusive. They allow us to use the Sunbeam(TM) and Coleman(R) trademarks in connection with the sale and distribution, throughout the United States and Canada, of our hand sanitizer and first-aid antiseptic, towelettes, disinfectant surface spray and baby wipes. The licenses expire on December 31, 2002. We can renew the licenses until December 31, 2005 if we meet the renewal terms under the agreements.

         We are required to pay Sunbeam a royalty based on net sales of the Sunbeam licensed products. Sunbeam has the right to terminate the agreement if we fail to timely pay the higher of the applicable royalty percentage based on net sales or annual minimum royalties in the amounts of $20,000, $60,000 and $120,000 in 2000, 2001 and 2002, respectively, or if we fail to achieve minimum sales for the Sunbeam licensed products.

         We are required to pay Coleman(R) a royalty based on net sales of the Coleman(R) licensed products. Coleman(R) has the right to terminate the agreement if we fail to timely pay the higher of the applicable royalty percentage based on net sales or annual minimum royalties in the amounts of $25,000, $50,000 and $100,000 in 2000, 2001 and 2002, respectively, or if we fail to achieve minimum sales for the Coleman(R) licensed products.

MANUFACTURING AND QUALITY CONTROL

         As part of our August 2000 settlement of all legal disputes between IBC and us, we each agreed that licensed products would only be manufactured by approved manufacturers and that the joint venture entered into between the parties would be responsible for approving such manufacturers. The manufacturing of our hand sanitizer and first-aid antiseptic, licensed to us by IBC, is currently performed by an independent manufacturer, Canadian Custom Packaging, a Canadian entity located in Toronto, Ontario. CCP is the sole manufacturer of the IBC formulation and performs production and filling of the lotion product into tubes and bottles, labeling and packaging. CCP supplies the lotion formulation in bulk to towelette manufacturers who apply the lotion to the towelettes and label and package the finished product. All of the raw materials used in the formulation are purchased by CCP. CCP's manufacturing of, and purchase of raw materials for, the hand sanitizer and first-aid antiseptic are done according to

IBC's specifications. We believe that the raw materials required for our products are readily obtainable from a variety of sources. We have experienced no difficulties or unexpected costs to date in purchasing the raw materials. CCP's manufacturing facility is required to meet, and currently meets, good manufacturing practices which include regulations adopted by the FDA and is subject to periodic inspection by the agency. It is also ISO 9001 certified.

RESEARCH AND DEVELOPMENT

         Effective with the settlement of the lawsuit with IBC in August 2000, responsibility for research and development of products based on the IBC formulation rests exclusively with IBC. We currently focus all of our market research and development resources and efforts on the research and development of additional applications and markets for the Preventx(R) antimicrobial products licensed to us by IBC. In addition, we intend to pursue strategic relationships with biotechnology companies and research institutions for other products to complement our line of Preventx(R) products. We spent $14,500 in 1999 and $31,500 in 1998 for research and development activities.

PROPRIETARY RIGHTS

         With the exception of the surface disinfectant cleaner announced in December 2000, we license all of the product and manufacturing formulas used in our infectious disease preventative products from IBC. Although we believe the formulas and underlying manufacturing techniques are proprietary, they are subject to current litigation by a third party claiming prior worldwide licensing and marketing rights. To date, we hold no patents on our products. These products use common compounds in formulas that we believe are difficult to copy and manufacture. The IBC formulas are primarily protected by trade secret protections and through contractual confidentiality obligations of our employees, contracting parties, independent contractors, manufacturers and other collaborators. We rely on trade secret protection, confidentiality obligations, know-how, and continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

GOVERNMENT REGULATION

         The products we market and intend to market are subject to regulatory approval in both the United States and in foreign countries. The following discussion outlines the various kinds of reviews to which our products may be subjected before receiving approval for marketing in the United States and abroad.

REQUIREMENTS IN THE UNITED STATES

         The production, distribution and marketing of our products and IBC's research and development activities are subject to regulation for safety, effectiveness and quality by numerous governmental authorities. In the United States, drugs are subject to extensive federal regulation, ordinarily including the requirement of approval by the FDA before marketing may begin, and, to a lesser extent, state regulation. The Federal Food, Drug, and Cosmetic Act and the regulations promulgated thereunder, and other federal and state statutes and regulations apply, among other things, to the testing, manufacture, safety, efficacy, labeling, distribution, storage, record keeping, approval, advertising, marketing and sale of our products. Product development and approval within the regulatory scheme will vary based on the type of product, required testing and the desired product claims and could take a number of years and involve the expenditure of substantial resources.

         The standard process required by the FDA before a new drug may be marketed in the United States includes:

      *     preclinical laboratory and animal tests;

      * submission to the FDA of an application for an investigational new drug;

      * preliminary testing of the drug in people to evaluate the drug and its manner of use; and

      * adequate and well-controlled testing of the drug in people to establish the safety and effectiveness of the drug for its intended use.

         Domestic and foreign manufacturing establishments, such as CCP, the sole manufacturer of the IBC formulation, are subject to inspections by the FDA and by other federal agencies and by state and local agencies, and must comply with current good manufacturing practice requirements. If the FDA or other agencies note violations during an inspection, distribution of clinical materials for investigational use or production lots for commercial use may be halted and, possibly, other sanctions imposed. Commercial marketing of our existing and proposed products (other than our disinfectant surface spray introduced in December 2000), depending on the ingredients, claims, and the outcome of the FDA's Over-the-Counter Drug Review, may occur only after approval of new drug applications by the FDA. The application review process frequently takes two to four years or longer to complete and the FDA may require IBC to perform additional studies to gain approval that may take several years to complete.

         In 1972, the FDA instituted an ongoing review process to evaluate the safety and effectiveness of Over-The-Counter drugs. Through this process, the FDA issues regulations called monographs that set forth the specific active ingredients, dosages, indications and labeling statements for Over-The-Counter drugs that the FDA generally recognizes as safe, effective and branded properly and therefore not subject to pre-market approval. Over-The-Counter drugs not covered by proposed or final regulations are subject to pre-market review and approval through the New Drug Application process.

         Under the FDA's current monograph OTC regulations, active product ingredients are classified as one of three categories: (i) Category 1 - ingredients recognized as safe, effective and not misbranded; (ii) Category 2 - ingredients not recognized as safe or effective, or ingredients that are misbranded; and (iii) Category 3 - ingredients that require further testing prior to being designated Category 1 or 2.

         We currently market our hand sanitizer and first-aid antiseptic product under two separate proposed monographs, a hand sanitizer monograph and a first-aid antiseptic monograph. We believe that all of our current product claims are allowable under the proposed hand sanitizer and first-aid monographs. However, benzalkonium chloride, the active ingredient in our hand sanitizer and first-aid antiseptic, is designated as a Category 1 ingredient for first-aid antiseptics and as a Category 3 ingredient for hand sanitizers.

         The monographs for hand sanitizers as well as first-aid antiseptics are proposed and we are unable to predict when the regulations will be finalized. The FDA has not announced any timetable for issuing final monographs. While it is permissible to market products with active ingredients classified as Category 3 under a proposed monograph, unless our active ingredient is included as a Category 1 ingredient in the final hand sanitizer monograph, we may not be able to identify the product as a hand sanitizer and may not be permitted to make all of the claims that we currently make. Should any changes be necessary, we believe that we would have twelve months to change our product labeling once the final regulations were issued.

         We are subject to federal, state and local environmental laws. We believe that we are in material compliance with applicable environmental laws in connection with our current operations.

REQUIREMENTS IN FOREIGN COUNTRIES

         There is a wide variation in the approval or clearance requirements necessary to market products in foreign countries. The requirements range from virtually no requirements to a level comparable to those of the FDA. For example, many lesser developed countries have minimal regulatory requirements, while many developed countries, such as Japan, have conditions as stringent as those of the FDA. Many lesser developed countries, including many countries in Africa, allow products evaluated and accepted by the World Health Organization ("WHO") to be sold. A country must request WHO acceptance before the WHO will evaluate the product. FDA acceptance is not a substitute for foreign governmental approval or clearance.

         During its period of exclusivity, our Southeast Asia distributor had not obtained applicable approvals in any of the countries within its territory.

COMPETITION

PREVENTX(R) HAND SANITIZER AND FIRST-AID ANTISEPTIC

         There are a number of competitors in the consumer hand sanitizer market, including Dial Corporation, GoJo Industries, Colgate-Palmolive Company and Reckitt & Coleman, Inc. Most current products use a 60% or higher concentration of either alcohol or triclosan as their active ingredients. Some of the competitive products have active ingredients similar to Preventx(R). Alcohol-based hand sanitizers in the United States are sold largely based on price competition. However, we feel that the benefits of the IBC alcohol free formula justify a slight premium over the alcohol-based products.

BABY WIPES

         Together, Kimberly-Clark Corporation and Proctor and Gamble Co. account for approximately 69% of the baby wipe market. All other manufacturers, including Drypers Corporation and Playtex Products, Inc. share the remaining 31% of the market. Products are classified as super-premium, premium, private label, average and low end. We believe that our baby wipe will be sold as a super premium product due to the benefits that it is expected to offer the consumer. Using a formulation similar to that found in the hand sanitizer and first-aid antiseptic, our baby wipes will be alcohol- free, non-irritating, non-toxic, anti-bacterial and long-lasting. Through additional testing to be performed by IBC, we also believe we will be able to present the product as aiding in the prevention of diaper rash. As a result, we believe that our product will have significant advantages over products on the market today and permit us to command a premium price.

DISINFECTANT SURFACE SPRAY

         There are numerous competitors in the surface cleaning market, both in the United States and worldwide, including Reckitt & Coleman Inc. (which markets the Lysol brand), Clorox Corporation and Dial Corporation.

         We plan to sell the disinfectant surface spray with the IBC formulation as an anti-bacterial surface spray that is safe to be used near food and that does not give any after taste or odor. We expect that it will be as strong and as effective as other sprays that cannot be used near food because they are lethal to ingest. We intend to sell the product at a premium price. We believe that the IBC surface spray will compete against other surface cleaners based on product differentiation and, to a lesser extent, price. Price competition would place us at a competitive disadvantage.

GEDA PLUS(R) MICROBICIDAL CONTRACEPTIVE GEL

         There are a number of microbicidal products that are in various stages of development, several of which we believe are in Phase III clinical trials at this time. However, much controversy surrounds other products in Phase III trials whose formulations contain nonoxynol-9 , which can cause genital irritation. In fact, a Phase III study of a nonoxynol-9 product completed in June 2000 resulted in a lower incidence of HIV infection for the placebo, rather than for the nonoxynol-9 product. As a result, some organizations are calling for a total ban of nonoxynol-9 products based on the premise that nonoxynol-9 actually promotes the transmission of HIV. Our gel does not contain nonoxynol-9 and, in a clinical trial, did not cause genital irritation.

         The GEDA Plus(R) microbicidal contraceptive gel, if approved in the United States, will be sold as a vaginal contraceptive gel and anti-infective barrier. The product will be sold at a premium over contraceptive gels that cannot claim an anti-infective barrier. We believe that our gel will compete against other contraceptive products on the basis of product differentiation and, to a lesser extent, price. To the extent we compete based on price, we will be at a competitive disadvantage.

         Many of our competitors have substantially greater financial and marketing resources than we have.

EMPLOYEES

         As of January 31, 2001, we employed eight full-time personnel. These employees are involved in executive, corporate administration, operations, and sales and marketing functions.

PROPERTIES

         Our corporate facility is located in a suburb of Cleveland, Ohio and consists of approximately 2,000 square feet of executive office space. We lease this facility for a monthly base rent of $1,850. The lease expires in January 2002. We believe that our facilities are adequate for our needs for the foreseeable future.

LEGAL PROCEEDINGS

         We are the plaintiff in an action that was filed in the United States District Court, Southern District of Florida Case No.00-8300. In this action in federal court, the Company brought suit against IBC, David Thornburgh, M.D., and Sara Gomez for fraud in the inducement, tortious interference with a business relationship and breach of contract in connection with the Company's original license from IBC of certain technology. In August 2000, we announced that all legal disputes between IBC and our company have been resolved. We entered into a settlement agreement with IBC on August 9, 2000. This case against IBC has been settled by the filing of a Stipulation of Dismissal with the United States District Court on August 17, 2000.

         In the  federal  action,  a company  called  Optima  Holding  Co.  Ltd.
intervened claiming that it has an exclusive prior right to use the same technology by virtue of a joint venture agreement entered into between IBC and Optima. Optima has asserted claims against us for injunctive relief, conversion and tortious interference with a business relationship. On August 18, 2000, Optima, together with Mercury Technology Corp. (Delaware) and Mercury Technology Corp. (Bahamas) (collectively "Mercury") amended its original intervention complaint to add two counts of patent infringement against both us and IBC, alleging that we willfully infringed U.S. Patent Nos. 3,594,468 and 4,321,277. Empyrean and IBC have each filed motions in the federal action seeking the dismissal of Mercury's patent infringement claims. Mercury has since dropped its claim of infringement of U.S. Patent No. 3,594,468. As noted above, although we have settled our claims against IBC and have filed a dismissal of the federal action, this may not dismiss the intervention by Optima and Mercury.

         We are also a defendant in an action that was filed by Optima Holding Co., Ltd. and Mercury Technology Corp. on July 28, 1998 in the Circuit Court of the Eleventh Judicial District, Dade County, Florida. This state court action alleges that we tortiously interfered with Optima and Mercury's contractual relationship with IBC. Optima and Mercury claim that they had prior rights to the IBC formulation and products and that we induced IBC to breach that agreement. Optima and Mercury have requested an unspecified amount of damages against us. In a separate action that has now been consolidated with the first action in the same court, IBC has requested a declaratory judgment that IBC properly terminated its development and distribution contract with Optima and Mercury. Optima and Mercury also seek injunctive relief to prevent IBC and its managers and directors from allowing IBC to have further dealings with us. The state court action was informally abated while the parties pursued their remedies in the federal action. If the federal action is dismissed, it is likely that the state court action will resume. If we are not successful in the state court action, or in the federal action, we could lose the right to market, sell or manufacture our hand sanitizer product and other products currently under development. Should any court judgment be entered precluding our rights to the products, IBC has agreed as part of our overall litigation settlement to secure its obligations to us by granting us the highest priority perfected security interest IBC is permitted to assign in IBC's rights in commercializing the products in the United States.

         We are also a defendant in an action that was filed by Integrated Commercialization Solutions, Inc. on November 14, 2000 in the United States District Court, Central District of California, Southern Division. The action alleges that we breached a contract and seeks damages of at least $445,000 plus interest and attorneys fees. The company intends to defend the suit vigorously.

                             EXECUTIVE COMPENSATION

         The following table is a summary of the compensation paid to our Chief Executive Officer and each executive officer that earned over $100,000 in total salary and bonus for each of our three most recently completed fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                                              Long Term
                                                                            Compensation
                                             Annual Compensation               Awards
                                     -------------------------------------    ----------
                                                                             Securities
                                                                            Under Options
      Name and                                              Other Annual    Granted/SARs      All Other
 Principal Position           Year   Salary($)   Bonus($)  Compensation($)    Granted(#)    Compensation($)
 ------------------           ----   ---------   --------  ---------------    ----------    ---------------
Richard C. Adamany            1999   $  49,039      --           --            1,500,000          --
President and Chief           2000   $ 180,000      --           --                   --          --
Executive Officer (1)

Bennett S. Rubin              1999   $  49,039      --           --            1,500,000          --
Executive Vice President      2000   $ 170,000      --           --                   --          --
and Chief Operating
Officer (1)

Brenda K. Brown               2000   $  43,212      --           --              125,000          --
Vice President and
Chief Financial Officer (2)

----------
(1) Mssrs. Adamany and Rubin joined Empyrean in September 1999 and therefore no compensation information for 1998 is provided.
(2) Ms. Brown joined Empyrean in August 2000 and therefore no compensation information for 1999 and 1998 is reported.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                       Number of     Percent of Total
                       Securities      Options/SARS
                       Underlying       Granted to      Exercise or
                      Options/SARS     Employees in      Base Price
       Name             Granted #      Fiscal Year       ($/Share)     Expiration Date
       ----             ---------      -----------       ---------     ---------------
Brenda Brown              125,000        28.1%             $ 0.66      August 7, 2010

We have never issued stock appreciation rights.

               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION/SAR VALUES

                                                  Number of Securities       Value of Unexercised
                         Shares                  Underlying Unexercised          In-the-money
                        Acquired                      Options/SARs               Options/SARs
                           on         Value        at Fiscal Year-end         at Fiscal Year-end
       Name             Exercise    Realized   Exercisable/Unexercisable   Exercisable/Unexercisable
       ----             --------    --------   -------------------------   -------------------------
Richard C. Adamany         --           --         500,000/1,000,000                --/--
Bennett S. Rubin           --           --         500,000/1,000,000                --/--
Brenda K. Brown            --           --               0/125,000                  --/--

EMPLOYMENT AGREEMENTS

         Richard C. Adamany, our President and Chief Executive Officer works under an employment agreement effective as of September 7, 1999. Mr. Adamany earned an annualized base salary of $150,000 until December 31, 1999. His annual base salary increased to $180,000 on January 1, 2000. Under the employment agreement, Mr. Adamany is to become a director. The Board has nominated Mr. Adamany for election as a director by the shareholders. Mr. Adamany is entitled to participate in a future incentive compensation program if approved by our Board of Directors. Under the employment agreement, we have agreed to register shares issuable upon exercise of options granted to Mr. Adamany under our stock plan and have agreed to register the shares for resale. If Mr. Adamany is terminated without cause, we are obligated to provide Mr. Adamany twenty-four months of severance pay, including two years of salary and a pro rata portion of his annual bonus and accelerated vesting of options. Mr. Adamany has the option upon termination of accepting a lump sum payment for severance pay, calculated by discounting the stream of payments owed to him using a discount rate of 15%. Mr. Adamany's bonus will be payable no later than ninety days following the close of the fiscal year that he is terminated. Mr. Adamany's agreement also contains confidentiality and non-compete covenants. We have agreed to indemnify Mr. Adamany for actions taken by him as an officer or director of the company and this indemnification will survive his termination. We have agreed to continue liability insurance until five years following Mr. Adamany's termination with us.

         In addition, under his employment agreement, Mr. Adamany was granted options to purchase 1.5 million shares of common stock at an exercise price equal to the fair market value on December 8, 1999. The first option to purchase 50,000 shares of common stock vested upon execution of the employment agreement. Options to purchase 90,000 shares each vested on the last day of each of the second, third, fifth and sixth months following the execution of the employment agreement. Options to purchase 20,000 and 70,000 shares vested on the last day of the fourth month and the first day of the fifth month respectively. The remaining options will vest according to mutually agreed upon performance criteria. The agreement provides that options granted to other members of management will vest upon the same performance criteria as the criteria for Mr. Adamany.

         Bennett S. Rubin, our Executive Vice President and Chief Operating Officer, works under an employment agreement effective as of September 7, 1999. Mr. Rubin earned an annualized base salary of $150,000 until December 31, 1999. His annual base salary increased to $170,000 on January 1, 2000. Under the employment agreement, Mr. Rubin is to become a director. The Board has nominated Mr. Rubin for election as a director by the shareholders. Mr. Rubin is entitled to participate in a future incentive compensation program if approved by our Board of Directors. Under the employment agreement, we have agreed to register shares issuable upon exercise of options granted to Mr. Rubin under our stock plan and have agreed to register those shares for resale. If Mr. Rubin is terminated without cause we are obligated to provide Mr. Rubin twenty-four months of severance pay, including two years of salary and a pro rata portion of his annual bonus and accelerated vesting of options. Mr. Rubin has the option upon termination of accepting a lump sum payment for severance pay, calculated by discounting the stream of payments owed to him using a discount rate of 15%. Mr. Rubin's bonus will be payable no later than ninety days following the close of the fiscal year that he is terminated. Mr. Rubin's agreement also contains confidentiality and non-compete covenants. We have agreed to indemnify Mr. Rubin for actions taken by him as an officer or director and this indemnification will survive his termination. We have agreed to continue liability insurance until five years following Mr. Rubin's termination of employment.

         In addition, under his employment agreement, Mr. Rubin was granted options to purchase 1.5 million shares of common stock at an exercise price equivalent to the fair market value on December 8, 1999. The first option to purchase 50,000 shares of common stock vested upon execution of the employment agreement. Options to purchase 90,000 shares each vested on the last day of each of the second, third, fifth and sixth months following the execution of the employment agreement. Options to purchase 20,000 and 70,000 shares vested on the last day of the fourth month and the first day of the fifth month respectively. The remaining options will vest according to mutually agreed upon performance criteria. The agreement provides that options granted to other members of management will vest upon the same performance criteria as the criteria for Mr. Rubin.

         Brenda K. Brown, our Vice President and Chief Financial Officer, began her employment with Empyrean on August 1, 2000. Ms. Brown's annualized base salary was $105,000 until December 31, 2000, plus an incentive compensation plan based upon the attainment of specific individual objectives as well as company performance. Her annual base salary increased to $110,250 on January 1, 2001. Ms. Brown was granted options to purchase 125,000 shares of common stock at an exercise price equivalent to the fair market value on the date of the grant. A portion of the options will vest over time while the balance of the options will vest according to the same performance criteria as the criteria for Mssrs. Adamany and Rubin. Ms. Brown's employment is not pursuant to an employment agreement.

         Stephen D. Hayter, our former President, Chief Executive Officer, and Chairman of the Board, worked under an employment agreement effective as of September 1, 1999 with a base salary of $180,000 per year. Effective December 31, 1999, Mr. Hayter resigned as President and Chief Executive Officer of the Company and executed a Confidential Settlement Agreement and Release with the Company. Under this agreement Mr. Hayter remained a director of the Company and was entitled to receive as severance his base salary of $180,000 per year and benefits through December 31, 2000. The Stock Option Agreements and Stock Option Certificates between the Company and Mr. Hayter were also amended to provide that the expiration date for each of the vested options shall be the earlier to occur of: (a) the date which is twelve months after Mr. Hayter ceases to be a director of the Company or (b) the first business day prior to the ten year anniversary of the date of grant of each option. Under the Confidential Settlement agreement, we have agreed to register shares issuable upon exercise of options granted to Mr. Hayter under our stock plan and have agreed to register the resale of those shares under an effective Form S-3 Registration Statement, if available. Mr. Hayter is not being renominated for election as a director in The Reincorporation Proposal.

         Raymond E. Dean, our former Chief Operations Officer, resigned in December 1999 and executed a Confidential Settlement Agreement and Release with the Company. Under this agreement Mr. Dean was entitled to receive as severance his base salary of $130,000 per year and benefits through February 29, 2000, which were paid in full. The Stock Option Agreements and Stock Option Certificates between the Company and Mr. Dean were also amended to provide that the expiration date for each of the vested options shall be the earlier to occur of: (a) the date which is nine months after the effective date of a "Registration Statement" or (b) the first business day prior to the ten year anniversary of the date of grant of each option. Under the Confidential Settlement agreement, we have agreed to register shares issuable upon exercise of options granted to Mr. Dean under our stock plan and have agreed to register the resale of those shares under an effective Form S-3 Registration Statement, if available.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth as of January 31, 2001 information about the amount and nature of beneficial ownership of the common stock held by:

      * Each person who we know is a beneficial owner of more than 5% of our outstanding common stock;

      *     Each person who is a director or executive officer of Empyrean; and

      *     All of our directors and executive officers as a group.

         The business address of each person listed, other than International Bioscience Corporation, is c/o Empyrean Bioscience, Inc., 23800 Commerce Park Road, Suite A, Cleveland, Ohio 44122. The business address of International Bioscience Corporation is 777 South Flagler Drive, Phillips Point Building, East Tower, Suite 909, West Palm Beach, Florida 33401.

         Beneficial ownership is determined in accordance with the rules of the SEC and includes generally voting powers and investment power with respect to securities. We believe that each individual named has sole investment and voting power with respect to shares of common stock indicated as beneficially owned by him, subject to community property laws, where applicable and except where otherwise noted.

         Beneficial ownership is calculated based on 43,282,986 common shares issued and outstanding as of January 31, 2001, under Rule 13d-3(d) of the Securities Exchange Act of 1934. Shares subject to unexercised options, warrants, rights or conversion privileges exercisable within 60 days of January 31, 2001, are deemed outstanding for the purpose of calculating the number and percentage owned by that person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. The first column of the following chart represents the total number of actual outstanding shares owned by the named individual, including options and warrants exercisable within 60 days of January 31, 2001. The second column titled "Portion Represented by Options and Warrants" shows the portion of the column one figure represented by options and warrants exercisable within 60 days of January 31, 2001.

                                                                    Portion
                                            Total Amount          Represented
            Name of                        of Beneficial           by Options         Percent
       Beneficial Owner                      Ownership            and Warrants        of Class
       ----------------                      ---------            ------------        --------
Lawrence D. Bain (1)(2)                       9,618,384             3,379,750           20.6%
Richard C. Adamany                            1,050,000               600,000            2.4%
Bennett S. Rubin                              1,050,000               600,000            2.4%
Robert G.J. Burg II                             167,178               100,000              *
Michael Cicak                                 1,137,178                     0            2.6%
Dr. Andrew J. Fishleder                         327,637               145,000              *
Stephen D. Hayter                             1,675,385             1,450,570            3.7%
Brenda K. Brown                                 141,825                15,625              *
International Bioscience Corporation (2)      7,821,062             2,345,012           17.2%
Directors and executive officers
  as a group (eight persons)                 15,167,587             6,290,945           30.6%

----------
* less than 1%

(1) The totals for Mr. Bain include 1,764,997 shares owned beneficially by Uptic Investment Corp., a company owned 100% by Mr. Bain.
(2) The totals for Mr. Bain include 5,000,000 shares owned of record by International Bioscience Corporation and 2,226,000 shares under currently exercisable options issued to IBC, all of which are subject to a voting agreement wherein Mr. Bain has been granted an irrevocable proxy to vote these shares. IBC is free to sell the shares and any shares resulting from the exercise of options in accordance with applicable securities laws. Such shares sold will not be subject to the voting agreement unless a certain volume of sales is exceeded by IBC within a 90-day period. Shares obtained under the exercise of options are also subject to the voting agreement. Should Mr. Bain cease to be a director of Empyrean, he will be succeeded by the then current chairman of the board of directors of Empyrean, provided, however, that Mr. Bain grant an irrevocable proxy to vote his shares to his successor. At the time Mr. Bain ceases to be a director of Empyrean, should he elect not to assign his rights to his successor under an irrevocable proxy or should his total share ownership of Empyrean shares be less than his ownership as of August 9, 2000, the date the agreement was executed, the voting agreement shall be null and void.

         As of January 31, 2001, to our knowledge, there are no arrangements that may, at a subsequent date, result in a change in control of Empyrean.

         The directors have served in their respective capacities since their election or appointment and will serve until their respective terms expire or until a successor is duly elected, unless the office is vacated in accordance with our Articles of Incorporation. The executive officers are appointed by the Board of Directors to serve until the earlier of their resignation or removal with or without cause by the directors.

         There are no family relationships between any two or more directors or executive officers. Under their employment agreements with us, we are required to elect Mr. Adamany and Mr. Rubin as directors. The Board has nominated Mr. Adamany and Mr. Rubin for election as directors by the shareholders. Other than as described for these individuals, there are no arrangements or understandings regarding election between any two or more directors or executive officers.

                        DESCRIPTION OF OUR CAPITAL STOCK

         The following is a summary description of the capital stock we intend to issue as a Delaware corporation. For a more complete description of the rights and other terms of our capital stock, we direct you to the discussion of stockholder rights in sections entitled "Significant Differences between the Corporation Laws of Wyoming and Delaware" and "Dissenters Rights" in this proxy/prospectus. We direct you also to our Delaware Certificate of Incorporation and Bylaws. Together, these sections and the following provide a description of the material rights of our capital stock.

COMMON STOCK

         Our authorized common stock consists of 90,000,000 shares of common stock, par value $.0001 per share. The holders of common stock are entitled to dividends, pro rata, as and when declared by the Board of Directors, to one vote per share at a meeting of shareholders and, upon winding up or liquidation, to receive those of our assets that are distributable to the holders of the common stock upon winding up or liquidation. No common stock has been issued subject to call or assessment. There are no preemptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender or sinking funds. 100 shares of Empyrean Delaware common stock are currently issued and outstanding and are owned by Empyrean Wyoming.

PREFERRED STOCK

         Our authorized shares of preferred stock consists of 10,000,000 shares, par value of $.0001 per share. Our directors are authorized by our Certificate of Incorporation to issue preferred stock in one or more series and to create and attach special rights and restrictions to a series of shares. No shares of preferred stock have been issued.

ESCROW SHARES

         An additional 710,000 shares of Empyrean common stock reserved for the exercise of warrants were issued and are held in escrow under the terms of an Escrow Agreement dated July 9, 1998 among Empyrean, Kaplan Gottbetter & Levenson, LLP and the warrant holders. Shares of our Delaware corporation issued in exchange for these shares will similarly be held in escrow.

WARRANTS

         Set forth below is a table showing the number of warrants to purchase our common stock that will be outstanding on the effective date of the merger, the exercise prices payable upon an election to exercise, and the term of each of these warrants:

                                            Currently          Exercise
     Original Issuance Date                Outstanding        Price/share               Expiration
     ----------------------                -----------        -----------               ----------
July 15, 1998 (1)                             795,492          $ 1.05595         July 9, 2001
Various (November 1999 - March 2000)        1,512,762          $ 0.50            2 years from Issuance
March 17, 1999                                180,000          $ 0.75            March 17, 2001
May 5, 1999                                   500,000          $ 0.50            May 4, 2004
May 27, 1999                                  500,000          $ 0.75            May 26, 2001
                                            ---------
      Total                                 3,488,254
                                            =========

(1) These warrants were issued to purchasers of debentures of Empyrean issued in a private placement on the same date.

1998 STOCK PLAN

         Empyrean's shareholders approved the Empyrean Diagnostics Inc. 1998 Stock Plan in November 1998. We believe the Plan is necessary to attract, compensate, and motivate our employees, officers, directors, and consultants. Under the Plan, we may grant incentive stock options and non-qualified stock options to our employees, officers, directors, and consultants. The Board administers the Plan. The Board determines eligibility, the types and sizes of options, the price and timing of options, and any vesting, including acceleration of vesting, of options.

         An aggregate of 6,000,000 shares of our common stock were approved for grant under the Plan, of which 1,720,461 shares were available for grant as of January 31, 2001. Shareholder approval of the proposed amendment to the Plan will increase the number of shares of our common stock available for grant from 6,000,000 shares to 8,000,000 shares. The Board may terminate or amend the Plan to the extent shareholder approval is not required by law. Termination or amendment will not adversely affect options previously granted under the Plan.

REGISTRAR AND TRANSFER AGENT

         The registrar and transfer agent of our common stock is Jersey Transfer and Trust Company, 201 Bloomfield Avenue, P.O. Box 36, Verona, New Jersey 07044.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the last two fiscal years we have entered into the following transactions with our directors, officers, holders of 5% or more of our common stock, or their affiliates:

DAVID TEWS

         Mr. Tews was a director between January 27, 1997 and November 20, 1998. We entered into a consulting services agreement with International Trade Group, Inc., which is a private company controlled by Mr. Tews. ITG, under the agreement, provided consulting services to us with respect to strategic planning and business development for a monthly fee of $6,000 and a one-time grant of 250,000 stock options exercisable for three years at $0.83 per share. The 250,000 stock options were granted on June 16, 1998 and remain outstanding. The agreement was for a term of three years starting June 16, 1998. We terminated this agreement effective October 15, 1999.

ANDREW POLLET

         Mr. Pollet was a director between March 24, 1997 and November 20, 1998. Pollet Law, a law firm which Mr. Pollet founded and is the principal shareholder, provided us with legal services. We incurred legal expenses from Pollet Law in the amount of $64,518 in 1999, $127,329 in 1998 and $93,975 in 1997.

LAWRENCE D. BAIN

         Mr. Bain was appointed a director on August 6, 1999 and was appointed the Chairman of the Board on January 1, 2000. In April 1998, we entered into an engagement agreement with Uptic Investment Corp., which is controlled by Mr. Bain. Uptic provided financial advisory services to us with respect to obtaining strategic corporate or institutional investors and also facilitated introductions to key customers and distributors. Uptic has been issued warrants to purchase 1,000,000 shares of common stock Uptic has purchased upon exercise of these warrants 250,000 shares that were granted and fully exercisable in April 1998 at an exercise price of $0.01 per share, and 250,000 shares that were granted and fully exercisable in January 1999 at an exercise price of $0.01 per share. The remaining 500,000 warrants were granted and fully exercisable on May 5, 1999 and have an exercise price of $0.50 per share. Consulting expenses were recorded in the amounts of $213,275 in 1998 and $301,000 in 1999, in accordance with SFAS 123 for the fair value of the warrants.

         Uptic Investment Corp., a company solely owned by Mr. Bain, made a loan of $250,000 with an interest rate of 10% to the Company in February 1999 in exchange for a promissory note and warrants to purchase 100,000 shares of common stock at a price of $0.10. In September 1999, the indebtedness was reduced by $12,500 through Uptic's exercise of warrants to purchase 250,000 shares of common stock at a price of $0.01 and 100,000 shares of common stock at a price of $0.10. The $237,500 loan balance was retired in December 1999 when Uptic acquired 475,000 shares of common stock and warrants to purchase 118,750 shares of common stock at a price of $0.50 through the Company's private placement of securities.

         Uptic Investment Corp. made a loan of $150,000 with an interest rate of 10% to the Company in February 2000 in exchange for a promissory note and options to purchase 75,000 shares of common stock at a price of $0.50. The Company repaid the loan in full in March 2000.

         In September 2000, we granted Mr. Bain options to purchase 250,000 shares of common stock at a price of $0.73 for his role in negotiating the settlement with IBC. In accordance with SFAS 123, litigation settlement expense of $178,000 was recorded for the fair value of the options.

         In November 2000, Mr. Bain, his wife, and Uptic Investment Corp. guaranteed a one-year, $1,000,000 revolving line of credit extended to the Company by a bank. These personal guarantees were required by the lender and were in turn secured by the assets of the Company. In return for their guarantees, Mr. Bain, his wife, and Uptic Investment Corp. were collectively granted 150,000 shares of the Company's common stock.

         The Company reimburses Uptic Investment Corp. for expenses incurred on behalf of the Company principally for travel and travel-related expenses of Company directors and officers. The Company believes that amounts reimbursed to Uptic approximate the cost at which these services could be obtained directly from a non-affiliated third party. The expenses eligible for reimbursement totaled $5,353 in 1999 and $76,090 in 2000. Of the 2000 expenses, $44,153 was incurred in conjunction with the negotiation and settlement of the litigation with IBC. In December 2000, Mr. Bain agreed to accept, on behalf of Uptic, 113,247 shares of common stock in the Company in lieu of cash reimbursement for $45,299 of the 2000 expenses. The shares were valued at $0.40 per share, which was the market price of the common stock on the date these shares were issued.

MICHAEL CICAK

         Mr. Cicak was appointed a director on May 26, 1999. In February 1999, Mr. Cicak made a loan of $200,000 with an interest rate of 10% to the Company in exchange for a promissory note and warrants to purchase 80,000 shares of common stock at a price of $0.10. In September 1999, the indebtedness was fully extinguished through Mr. Cicak's exercise of warrants to purchase 320,000 shares of common stock at a price of $0.60 and 80,000 shares of common stock at a price of $0.10.

ANDREW J. FISHLEDER, MD

         Dr. Fishleder was appointed a director on November 20, 1998. In February 1999, Dr. Fishleder made a loan of $50,000 with an interest rate of 10% to the Company in exchange for a promissory note and warrants to purchase 20,000 shares of common stock at a price of $0.10. In September 1999, the indebtedness was reduced by $2,000 when Dr. Fishleder exercised warrants to purchase 20,000 shares of common stock at a price of $0.10. The $48,000 loan balance was retired in February 2000 in exchange for 96,000 shares of common stock and warrants to purchase 24,000 shares of common stock at a price of $0.50 that were issued through the Company's private placement of securities.

RICHARD C. ADAMANY

         Mr. Adamany was appointed Executive Vice President, Chief Operating Officer and Chief Financial Officer on September 7, 1999 and was promoted to President, Chief Executive Officer and Chief Financial Officer on January 1, 2000. He relinquished the title of Chief Financial Officer on August 1, 2000. Mr. Adamany is nominated for election as a director in this reincorporation proposal. Mr. Adamany made a loan of $50,000 with an interest rate of 10% to the Company in November 1999 in exchange for a promissory note. In December 1999, the indebtedness was extinguished in exchange for 100,000 shares of common stock and warrants to purchase 25,000 shares of common stock at a price of $0.50 that were issued through the Company's private placement of securities. In February 2000, Mr. Adamany made a loan of $50,000 with an interest rate of 10% to the Company in exchange for a promissory note and options to purchase 25,000 shares of common stock at a price of $0.50. In February 2000, the indebtedness was extinguished in exchange for 100,000 shares of common stock and warrants to purchase 25,000 shares of common stock at a price of $0.50 that were issued through the Company's private placement of securities.

         In November 2000, Mr. Adamany and his wife guaranteed a one-year $1,000,000 revolving line of credit extended to the Company by a bank. These personal guarantees were required by the lender and were in turn secured by the assets of the Company. In return for their guarantees, Mr. Adamany and his wife were collectively granted 150,000 shares of the Company's common stock.

BENNETT S. RUBIN

         Mr. Rubin was appointed Executive Vice President and Chief Marketing Officer on September 7, 1999 and was promoted to Executive Vice President and Chief Operating Officer on January 1, 2000. Mr. Rubin is nominated for election as a director in this reincorporation proposal. Mr. Rubin made a loan of $50,000 with an interest rate of 10% to the Company in November 1999 in exchange for a promissory note. In December 1999, the indebtedness was extinguished in exchange for 100,000 shares of common stock and warrants to purchase 25,000 shares of common stock at a price of $0.50 that were issued through the Company's private placement of securities. In February 2000, Mr. Rubin made a loan of $50,000 with an interest rate of 10% to the Company in exchange for a promissory note and options to purchase 25,000 shares of common stock at a price of $0.50. In February 2000, the indebtedness was extinguished in exchange for 100,000 shares of common stock and warrants to purchase 25,000 shares of common stock at a price of $0.50 that were issued through the Company's private placement of securities.

         In November 2000, Mr. Rubin, his wife, and a personal trust for the benefit of his family guaranteed a one-year $1,000,000 revolving line of credit extended to the Company by a bank. These personal guarantees were required by the lender and were in turn secured by the assets of the Company. In return for their guarantees, Mr. Rubin, his wife and the trust were collectively granted 150,000 shares of the Company's common stock.

INTERNATIONAL BIOSCIENCE CORPORATION

         In August 2000, as part of the settlement of our litigation with IBC, Empyrean granted IBC 5,000,000 shares of common stock and an option to purchase 2,226,000 shares of common stock. The options have an exercise price of $0.83 per share and have all vested based upon IBC's completion of critical strategic initiatives.

INDEBTEDNESS OF MANAGEMENT AND OTHERS TO THE COMPANY

         In 1997, Mr. Stephen D. Hayter, a director and former President and Chief Executive Officer, delivered to us a promissory note in the original principal amount of $120,873 with interest at 8.5% per annum, as payment for the exercise of 200,000 stock options. The promissory note was paid in full during the first quarter of 1998.

                  SHARES BEING REOFFERED; PLAN OF DISTRIBUTION

         This prospectus, as amended or supplemented, if appropriate, may be used by the stockholders listed below to sell their shares. Resales may be made in the manner described in this prospectus, as amended or supplemented, or under an exemption from the Securities Act. All but the last three of the stockholders listed in the table below could be deemed an affiliate of the Company. Resales by the affiliates may be made directly to investors or through a securities firm acting as an underwriter, broker or dealer. When resales are to be made through a securities firm, such securities firm may be engaged to act as the affiliates' agent in the sale of the shares by such affiliate, or the securities firm may purchase shares from the affiliate as principal and thereafter resell such shares from time to time. The fees earned by or paid to such securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts through other securities dealers, and customary commissions or concessions to such other dealers may be allowed. Sales of shares may be at negotiated prices, at fixed prices, at market prices or at prices related to market prices then prevailing. Any such sales may be made in the over-the-counter market, by block trade, in special or other offerings, directly to investors or through a securities firm acting as agent or principal, or a combination of such methods. Any participating securities firm may be indemnified against certain liabilities, including liabilities under the Securities Act. Any participating securities firm may be deemed to be an underwriter within the meaning of the Securities Act, and any commission earned by such firm may be deemed to be underwriting discounts or commissions under the Securities Act.

         In connection with resales, a prospectus supplement, if required, will be filed pursuant to Rule 424(b) of the Securities Act, disclosing the name of the selling stockholder, the participating securities firm, if any, the number of shares involved and other details of such resale to the extent applicable.

         None of the stockholders listed below has indicated to the Company that he, she or it intents to engage in passive market making transactions or in short selling activities. Passive market making transactions or short selling activities, if undertaken, are restricted by the requirements of Regulation M of the Securities Exchange Act.

                                          Amount of             Shares            Amount of
                                         Securities           Available           Securities
                                       Owned Prior to          for Sale          Owned After       Percent
      Name (1)                          the Offering        Under Reoffer      the Offering(6)     of Class
      --------                          ------------        -------------      ---------------     --------
Lawrence D. Bain                        2,292,384(2)          2,292,384(2)            0               5.2%
Robert G.J. Burg II                        67,178                67,178               0                 *
Michael Cicak                           1,137,178             1,137,178               0               2.6%
Andrew Fishleder, MD                      227,637(3)            227,637(3)            0                 *
Stephen D. Hayter                         224,815               224,815               0                 *
Bennett S. Rubin                           550,000(4)           550,000(4)            0              1.3%
Richard C. Adamany                         550,000(4)           550,000(4)            0              1.3%
International Bioscience Corporation     7,821,062(5)         7,821,062(5)            0             17.2%
Brenda K. Brown                            126,200              126,200               0                *
William A. Downing , Jr.                    60,711               60,711               0                 *
Stroock & Stroock & Lavan LLP            1,069,159            1,069,159               0              2.5%
Ulmer &Berne LLP                            62,500               62,500               0                *

* less than 1%

(1) Messrs. Bain, Burg, Cicak, Fishleder and Hayter are currently members of the Board. Mr. Hayter has not been nominated to the Board this year. Messrs. Adamany and Rubin are the President and Chief Executive Officer and Executive Vice President and Chief Operating Officer, respectively. Messrs. Adamany and Rubin have been nominated to the Board. Ms. Brown is the Vice President and Chief Financial Officer. International Bioscience Corporation owns more than 5% of the stock of Empyrean.
(2) Includes 728,750 shares to be issued upon exercise of warrants and 325,000 shares to be issued upon exercise of options. Mr. Bain beneficially owns 1,071,247 shares, 618,750 shares to be issued upon exercise of warrants and 75,000 shares to be issued upon exercise of options through Uptic Investment Corp., a company 100% owned by Mr. Bain.
(3)   Includes 45,000 shares to be issued upon exercise of warrants.
(4) Includes 75,000 shares to be issued upon exercise of warrants and 25,000 shares to be issued upon exercise of options.
(5) Includes 119,012 shares to be issued upon exercise of warrants and 2,226,000 shares to be issued upon exercise of options.
(6)   Assumes the sale of all shares available for reoffer.

                              PRICE OF COMMON STOCK

         Our common stock is publicly traded on the Over-The-Counter Bulletin Board under the ticker symbol "EMDG." We have approximately 4,100 holders of our common stock. We have never paid dividends on our common stock and have no plans to do so. The following table presents the high and low closing bid prices of the common stock for the periods indicated. The quotations were obtained from the website located at www.thomsoninvest.net and reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

                                             High              Low
                                             ----              ---
         2000
         Fourth Quarter                      $0.79            $0.24
         Third Quarter                       $1.41            $0.50
         Second Quarter                      $1.94            $0.50
         First Quarter                       $3.56            $0.50

         1999
         Fourth Quarter                      $0.80            $0.45
         Third Quarter                       $1.00            $0.62
         Second Quarter                      $1.01            $0.48
         First Quarter                       $1.03            $0.35

         1998
         Fourth Quarter                      $1.00            $0.30
         Third Quarter                       $1.00            $0.50
         Second Quarter                      $1.50            $0.59
         First Quarter                       $0.94            $0.44
                                  LEGAL MATTERS

         The validity of the Empyrean Delaware shares to be issued in connection with the reincorporation proposal and selected tax matters relating to the reincorporation proposal will be passed upon by Benesch, Friedlander, Coplan & Aronoff LLP.

                                     EXPERTS

         Grant Thornton LLP, independent auditors, have audited our consolidated financial statements as of December 31, 1999 and 1998 , and for the years then ended, as set forth in their report thereon, which financial statements and report are included elsewhere in this Joint Proxy Statement/Prospectus. These consolidated financial statements are included in reliance on their report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended with respect to the securities offered by this Joint Proxy Statement/Prospectus. This Joint Proxy Statement/Prospectus, which is a part of the Registration Statement, does not contain all of the information in the Registration Statement because parts are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the offering described in this document, reference is made to the entire Registration Statement.

         The Registration Statement we have filed and any reports, proxy statements, information statements, and other information we later file with the SEC under the Exchange Act may be inspected and copied at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and can also be obtained electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval System at the SEC's Internet web site (http://www.sec.gov).

                                    CONTENTS

                                                                            Page
                                                                            ----

Report of Independent Certified Public Accountants...........................F-2

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

     Consolidated Balance Sheets.............................................F-3

     Consolidated Statements of Operations...................................F-4

     Consolidated Statement of Stockholders' Equity (Deficit)................F-5

     Consolidated Statements of Cash Flows...................................F-6

     Notes to Consolidated Financial Statements..............................F-7

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTH PERIOD ENDING SEPTEMBER 30, 2000

     Condensed Consolidated Balance Sheets..................................F-17

     Condensed Consolidated Statements of Operations........................F-18

     Condensed Consolidated Statement of Stockholders' Equity (Deficit).....F-19

     Condensed Consolidated Statements of Cash Flows........................F-20

     Notes to Condensed Consolidated Financial Statements...................F-21

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

BOARD OF DIRECTORS AND STOCKHOLDERS
EMPYREAN BIOSCIENCE, INC.

We have audited the accompanying consolidated balance sheets of Empyrean Bioscience, Inc., and its wholly-owned subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Empyrean Bioscience, Inc., and subsidiary as of December 31, 1999 and 1998, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that Empyrean Bioscience, Inc., will continue as a going concern. As shown in the consolidated financial statements, Empyrean Bioscience, Inc., incurred a net loss of $4,785,000 during the year ended December 31, 1999, and, as of that date Empyrean Bioscience, Inc. has a deficit in stockholders' equity of $1,662,000. These factors, among others, as discussed in Note 2 to the financial statements, raise substantial doubt about Empyrean Bioscience, Inc.'s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

GRANT THORNTON LLP


San Francisco, California
February 10, 2000

                            EMPYREAN BIOSCIENCE, INC.

                           CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS EXCEPT SHARE AMOUNTS)


                                                               DECEMBER 31,
                                                           --------------------
                                                             1999        1998
                                                           --------    --------
                                     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                $    286    $     63
  Accounts receivable                                             7          --
  Prepaid expenses and deposits                                  49         168
  Inventory                                                     284          16
  Other                                                           3          10
                                                           --------    --------
       Total current assets                                     629         257

EQUIPMENT AND IMPROVEMENTS                                       52          57
                                                           --------    --------

       Total assets                                        $    681    $    314
                                                           ========    ========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities                 $  2,045    $    438
  Deferred revenue                                              100          --
  Short-term notes payable                                      198          --
                                                           --------    --------

       Total current liabilities                              2,343         438

COMMITMENTS AND CONTINGENCIES                                    --          --

STOCKHOLDERS' EQUITY (DEFICIT)
  Common stock, authorized 100,000,000 shares, without
    par value; issued and outstanding (1999: 31,522,109;
    1998: 26,399,824)                                        21,494      18,247
  Accumulated deficit                                       (23,156)    (18,371)
                                                           --------    --------

       Total stockholders' deficit                           (1,662)       (124)
                                                           --------    --------

       Total liabilities and stockholders' deficit         $    681    $    314
                                                           ========    ========

                 See accompanying notes to financial statements

                            EMPYREAN BIOSCIENCE, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


                                                        YEARS ENDED DECEMBER 31,
                                                         ----------------------
                                                           1999          1998
                                                         --------      --------
Net revenues                                             $    662      $     10
Cost of sales                                                 109             3
                                                         --------      --------
        Gross profit                                          553             7

Selling, general and administrative                         4,814         2,913
Research and development                                       15            31
Restructuring charge                                          345            --
Write-down of inventory                                        --            29
                                                         --------      --------

                                                            5,174         2,973
                                                         --------      --------

        Loss from operations                               (4,621)       (2,966)

Interest expense                                             (174)           --
Loss on disposal of fixed assets                               --          (210)
Other, net                                                     10            29
                                                         --------      --------
        Other income -(expense)                              (164)         (181)
                                                         --------      --------

        Net loss                                         $ (4,785)     $ (3,147)
                                                         ========      ========

Basic and diluted loss per share                         $  (0.17)     $  (0.14)
                                                         ========      ========

Weighted average number of shares outstanding              28,108        22,884
                                                         ========      ========

                 See accompanying notes to financial statements

                            EMPYREAN BIOSCIENCE, INC.

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)


                                                    COMMON STOCK
                                                --------------------   ACCUMULATED
                                                 SHARES      AMOUNT      DEFICIT     TOTAL
                                                --------    --------    --------    --------
Balances, January 1, 1998                         21,227    $ 15,431    $(15,224)   $    207
Common stock issued for cash                       2,680       1,078          --       1,078
Stock options and warrants exercised for cash      1,799         725          --         725
Common stock issued for debt                         197         124          --         124
Common stock issued for expenses                     171         114          --         114
Common stock issued for license rights               325         223          --         223
Fair value of option and warrant grants               --         552          --         552
       Net loss                                       --          --      (3,147)     (3,147)
                                                --------    --------    --------    --------

Balances, December 31, 1998                       26,399      18,247     (18,371)       (124)
Common stock issued for cash                       2,460       1,230          --       1,230
Stock options and warrants exercised for cash      1,125         577          --         577
Common stock issued for license rights               100          70          --          70
Common stock issued for debt                       1,485         556          --         556
Cancellation of escrow shares                        (47)         --          --          --
Fair value of option and warrant grants               --         814          --         814
       Net loss                                       --          --      (4,785)     (4,785)
                                                --------    --------    --------    --------

Balances, December 31, 1999                       31,522    $ 21,494    $(23,156)   $ (1,662)
                                                ========    ========    ========    ========

                 See accompanying notes to financial statements

                            EMPYREAN BIOSCIENCE, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                        YEARS ENDED DECEMBER 31,
                                                           ------------------
                                                            1999       1998
                                                           -------    -------
Cash flows from operating activities:
  Net loss                                                 $(4,785)   $(3,147)
  Adjustments to reconcile net loss to net cash used
    in operating activities
      Depreciation                                              15         79
      Options and warrants issued for services                 814        553
      Loss on write-downs and allowances                        71        213
      Issuance of common stock for expenses
        and license rights                                      70        337
      Changes in operating assets and liabilities:
        Accounts receivable                                     (7)        --
        Prepaid expenses and deposits                          119       (153)
        Inventory                                             (339)        --
        Other receivables                                        7         19
        Accounts payable and accrued liabilities             1,607        298
        Deferred revenue                                       100         --
                                                           -------    -------

Net cash used by operating activities                       (2,328)    (1,801)
                                                           -------    -------
Cash flows from investing activities:
  Payments on note receivable                                   --         51
  Proceeds from sales of fixed assets                           --          3
  Purchase of fixed assets                                     (10)       (41)
                                                           -------    -------

Net cash provided (used) by investing activities               (10)        13
                                                           -------    -------
Cash flows from financing activities:
  Issuance of common stock                                   1,807      1,803
  Proceeds of short-term notes payable                         900         --
  Payment of short-term notes payable                         (146)        --
                                                           -------    -------

Net cash provided by financing activities                    2,561      1,803
                                                           -------    -------
  Net increase in cash and cash equivalents                    223         15

Cash and cash equivalents at beginning of period                63         48
                                                           -------    -------

Cash and cash equivalents at end of period                 $   286    $    63
                                                           =======    =======
Noncash financing and investing activities:
  Conversion of debt to common stock                       $   556    $   124

                 See accompanying notes to financial statements

                            EMPYREAN BIOSCIENCE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Empyrean Bioscience, Inc. (the "Company"), previously known as Empyrean Diagnostics Ltd., was originally a Canadian entity, which in 1995 was a fully operational organization. The Company became a Wyoming corporation during 1997. Through its wholly-owned subsidiary, the Company distributes and markets products designed to prevent diseases. The Company is identifying strategic corporate partners to both fund and distribute the Preventx(R) line of products, which was licensed to the Company and developed by International Bioscience Corporation ("IBC").

     The Company's summary of significant accounting policies applied in the preparation of these financial statements follows:

     REVENUE RECOGNITION

     The Company recognizes revenues upon shipment or when no significant obligations remain and collectability of the amount is probable.

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions are eliminated in consolidation.

     CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

     INVENTORY

     Inventory is recorded at the lower of average cost or market. Management performs periodic assessments to determine the existence of obsolete, slow moving and non-salable inventories, and records necessary provisions to reduce such inventories to their net realizable value.

     EQUIPMENT AND IMPROVEMENTS

     Equipment and improvements are recorded at cost. Depreciation is provided from the dates the assets are placed in service on a declining balance basis at the following rates:

     Office   equipment  and  furniture  -  20%  declining   balance   Leasehold
     improvements - lesser of 5 years or the term of the lease

     ADVERTISING

     The Company recognizes advertising expenses as they are incurred.

                            EMPYREAN BIOSCIENCE, INC.

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     INCOME TAXES

     The Company accounts for income taxes on the liability  method, as provided
     by  Statement  of  Financial   Accounting   Standards   ("SFAS")  No.  109,
     "Accounting for Income Taxes."

     EARNINGS (LOSS) PER SHARE

     Loss per share has been calculated using the weighted average number of shares outstanding. A total of 9,039,000 and 6,985,000 options, warrants and contingent share issuances for 1999 and 1998, respectively, have been excluded from the calculation of loss per share as their inclusion would be anti-dilutive.

     STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation to employees and members of the board of directors using the intrinsic value method in accordance with the APB No. 25, "Accounting for Stock Issued to Employees." Stock-based compensation to consultants and others are accounted for using the fair value method of SFAS No. 123 "Stock-based Compensation."

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the estimated fair value of an entity's financial instruments. These instruments consist of cash, cash equivalents, accounts receivable, accounts payable and short-term notes payable. The balance sheet carrying amounts of these instruments approximate the estimated fair values based on the short-term nature of such instruments.

     SEGMENT REPORTING

     The Company's business is currently conducted in a single operating segment. In the future, we expect to operate in several segments based on the type of customer such as commercial, institutional and retail. The Company's chief operating decision maker is the Chief Executive Officer who reviews a single set of financial data that encompasses our entire operation for the purpose of making operating decisions and assessing performance.

                            EMPYREAN BIOSCIENCE, INC.

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


NOTE 2 - GOING CONCERN

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has sustained substantial losses from operations in recent years and has a deficit in stockholders' equity.

     As a result, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements on a continuing basis and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

     We do not have existing capital resources or credit lines available that are sufficient to fund our operations and capital requirements as presently planned over the next twelve months. We plan to pursue a working capital line of credit to be secured by our accounts receivable and inventory. We may also raise funds through the issuance of either debt or equity instruments. However, such funds may not be available on favorable terms or at all. Given the company's history of successfully attracting investors to fund operations, management believes that seeking additional equity and debt financing is a viable plan. Additionally, our relationship with Wal-Mart Stores, Inc. should provide a more stable foundation on which to promote and obtain future funding.

NOTE 3 - EQUIPMENT AND IMPROVEMENTS

     Equipment  and  improvements  are comprised of the following as of December
     31:

                                                       1999         1998
                                                      -------      -------
     Office equipment and furniture                   $   117      $   107
     Leasehold improvements                                10           10
                                                      -------      -------
                                                          127          117
     Accumulated depreciation                             (75)         (60)
                                                      -------      -------
                                                      $    52      $    57
                                                      =======      =======

NOTE 4 - DISTRIBUTION AGREEMENT

     In May 1999, the Company executed a distribution agreement with Durstrand International Limited ("Durstrand") granting Durstrand the exclusive right to distribute the Company's licensed products in certain Southeast Asian markets. Durstrand paid a non-refundable fee of $600 for these rights of which $100 was deferred pending shipment of product to Durstrand. The Company recognized $500 of the fee paid as revenue in quarter ended June 30, 1999, as the Company had performed all of its obligations under the agreement. Durstrand is obligated to make an additional $600 payment once approval for additional products is received from the US Food and Drug Administration. No royalties are payable to IBC as a result of this agreement.

                            EMPYREAN BIOSCIENCE, INC.

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


NOTE 4 - DISTRIBUTION AGREEMENT (CONTINUED)

     In connection with the distribution agreement, the Company paid $330 in the quarter ended June 30, 1999, for consulting services provided on behalf of the Company and recorded the amount paid as a prepaid expense. After considering the terms of the agreement and the nature of the consulting services received, the Company determined the $330 should have been recognized as an expense in the quarter ended June 30, 1999, as the fee paid would not benefit future periods. Had the fee been expensed in the quarter ended June 30, 1999, the previously reported interim financial information for the quarter ended June 30, 1999, would be restated as follows:

                                                      PREVIOUSLY         AS
                                                       REPORTED       RESTATED
                                                      (UNAUDITED)    (UNAUDITED)
                                                       --------       --------
     Net revenues                                      $    534       $    534
     Selling, general and adminstrative expense           1,121          1,451
     Net loss                                               671          1,001
     Loss per share                                    $ (0.02)       $ (0.04)

NOTE 5 - SHORT-TERM NOTES PAYABLE

     In February 1999, the Company entered into promissory note agreements in the aggregate amount of $800, of which $500 was with current directors. The promissory notes were due and payable six months from the loan date and have a fixed interest rate of 10%, payable monthly. The Company also issued 320,000 warrants to the promissory note holders, exercisable for two years expiring February 15, 2001, at an exercise price of $0.10 per share. The fair value of the warrants was estimated on the date of grant using the Black-Scholes option pricing model to be $117 and was recorded as interest expense over the term of the promissory notes. Promissory notes in the amount of $218 were settled by offsetting the amounts payable against the proceeds receivable from the exercise of 810,000 previously issued warrants. An additional $238 was settled by issuance of 475,000 shares of the Company's common stock and $146 was settled by cash payments. As of December 31, 1999, promissory notes in the amount of $198 are currently due and payable.

     In November 1999, the Company entered into promissory note agreements with two officers of the Company in the aggregate amount of $100. The promissory notes were due and payable one month from the loan date and have a fixed interest rate of 10%, payable at the end of the loan period. As of December 31, 1999, the $100 loan balance was converted into 200,000 shares of common stock.

NOTE 6 - STOCKHOLDERS' EQUITY

     The Company's authorized preferred stock consists of 100,000,000 shares of Class "A" with a par value of $10 per share and 100,000,000 shares of Class "B" with a par value of $50 per share. No preferred stock has been issued.

                            EMPYREAN BIOSCIENCE, INC.

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


NOTE 6 - STOCKHOLDERS' EQUITY (CONTINUED)

     The Company's Stock Plan provides that up to 6,000,000 stock options may be granted to employees, board members and persons providing services to the Company. The stock options may be exercised at the rate of 25%
     semi-annually, on a cumulative basis during a vesting period of two years and generally expire ten years after the grant date. The stock options are exercisable during involvement with the Company and after involvement has ceased, if the Board of Directors so approve. The exercise price of the options is not less than the fair market value of the Company's stock on the date of the grant. Accordingly, no compensation cost has been recognized for grants from the plan. Had compensation cost for the option grants been determined based on the fair value of the options at the grant dates consistent with SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                                   1999        1998
                                                  -------     -------
          Net loss
            As reported                           $(4,785)    $(3,147)
            Pro forma                              (5,947)     (3,932)

          Basic and diluted loss per share
            As reported                           $(0.17)     $(0.14)
            Pro forma                              (0.21)      (0.17)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions: dividend yield of 0%; a risk-free interest rate of 6%, expected lives of 2 years; and volatility of 94% in 1999 and 96% in 1998.

     A summary of the status of the Company's stock options as of December 31, 1999 and 1998, and changes during the years ended on those dates is presented below:

                                                        1999                       1998
                                               -----------------------    -----------------------
                                                              WEIGHTED                   WEIGHTED
                                                               AVERAGE                    AVERAGE
                                                              EXERCISE                   EXERCISE
                                                 SHARES        PRICE        SHARES         PRICE
                                               -----------     -------    -----------     -------
     Outstanding at beginning of year            4,970,000     $  0.81      2,391,000     $  0.64
     Granted                                     4,449,000        0.46      2,925,000        0.91
     Exercised                                    (375,000)       0.40       (133,000)       0.47
     Expired                                    (2,411,000)       0.84       (213,000)       0.55
                                               -----------                -----------
     Outstanding at end of year                  6,633,000        0.70      4,970,000        0.81
                                               ===========                ===========
     Weighted-average fair value of options
       granted during the year                                 $  0.66                    $  0.56

                            EMPYREAN BIOSCIENCE, INC.

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


NOTE 6 - STOCKHOLDERS' EQUITY (CONTINUED)

     The following table summarizes information concerning options outstanding at December 31, 1999:

                            OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                    ------------------------------------   ---------------------
                                   WEIGHTED
                                   AVERAGE      WEIGHTED                WEIGHTED
                                  REMAINING     AVERAGE                  AVERAGE
      EXERCISE       NUMBER      CONTRACTUAL    EXERCISE     NUMBER     EXERCISE
       PRICE       OUTSTANDING   LIFE (YEARS)     PRICE    EXERCISABLE    PRICE
     ------------   ---------    ------------   -------     ---------    -------
     $0.38 - 0.45   3,898,000        9.0        $ 0.43      1,383,000    $ 0.41
      0.55 - 0.69   1,150,000        2.4          0.59      1,150,000      0.59
      0.80 - 0.95   1,585,000        1.1          0.85      1,585,000      0.85
                    ---------                               ---------
                    6,633,000                     0.70      4,118,000      0.66
                    =========                               =========

     The Company generally has issued one warrant for the purchase of one share of common stock with each share of common stock that it has issued for cash, except for shares issued upon exercise of options or warrants. The following table summarizes the warrant activity for the years then ended December 31, 1999 and 1998:

                                                 1999                        1998
                                        -------------------------   -------------------------
                                                       WEIGHTED                    WEIGHTED
                                                        AVERAGE                     AVERAGE
                                                       EXERCISE                    EXERCISE
                                          WARRANTS       PRICE        WARRANTS       PRICE
                                        -----------   -----------   -----------   -----------
     Outstanding at beginning of year     2,015,000      $ 0.57       2,637,000      $ 0.46
       Issued                             3,030,000        0.48       1,045,000        0.57
       Exercised                         (1,488,000)       0.40      (1,667,000)       0.40
       Expired                           (1,152,000)       0.75              --          --
                                        -----------                 -----------
     Outstanding at end of year           2,405,000      $ 0.48       2,015,000      $ 0.57
                                        ===========                 ===========

NOTE 7 - INCOME TAXES

     Deferred tax assets consist of the following at December 31,:

                                                          1999          1998
                                                        ---------     ---------
     Net operating loss and tax credit carryforwards    $   8,069     $   5,615
     Other                                                     12            17
     Intangible asset - tax basis                             647         1,094
                                                        ---------     ---------
                                                            8,728         6,726
     Less valuation allowance                              (8,728)       (6,726)
                                                        ---------     ---------
                                                        $      --     $      --
                                                        =========     =========

     The increase in the valuation allowance was $2,002 in 1999 and $1,325 in 1998.

                            EMPYREAN BIOSCIENCE, INC.

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


NOTE 7 - INCOME TAXES (CONTINUED)

     Cumulative net operating losses of approximately $20,960 in 1999 are being carried forward for Federal tax return purposes. The earliest carryforwards begin to expire in 2007.

     The following is a reconciliation between the federal statutory rate and the reported taxes:

                                                              1999       1998
                                                             -------    -------
     Loss before income taxes                                $ 4,785    $ 3,147
                                                             =======    =======
     Tax benefit at statutory federal income tax rate (34%)    1,627      1,070
     State tax, net of federal benefit                           375        255
     Change in valuation allowance                            (2,002)    (1,325)
                                                             -------    -------
                                                             $     -    $     -
                                                             =======    =======

NOTE 8 - LEASES

     The Company conducts its business primarily in leased facilities. On March 26, 1998, the Company entered into a commercial lease for 4,343 square feet in Phoenix, Arizona. This lease was terminated with no future obligations on January 31, 2000. On February 1, 2000, the Company entered into a two year commercial lease for 2,000 square feet at its current facility in Cleveland, Ohio.

     The Company is a co-signer on leased office space in Vancouver, B.C., occupied by a former director. All payments associated with this lease are paid directly to the landlord by the director.

     The schedule of minimum future rental payments and future sublease income follows:

                                       FUTURE
                                      MINIMUM                 FUTURE
          YEAR ENDING                  RENTAL                SUBLEASE
          DECEMBER 31,                PAYMENTS                INCOME
          ------------                --------               --------
             2000                     $    58                $    26
             2001                          22                     --
             2002                           2                     --
                                      -------                -------
                                      $    82                $    26
                                      =======                =======

     Total rent expense, net of sublease income received, was $58 and $42 for the years ended December 31, 1998 and 1999, respectively.

NOTE 9 - LICENSES AND ROYALTIES

     The Company entered into an agreement on April 29, 1997, and subsequently amended in February 1998 with IBC, formerly known as Geda International Marketing Co. Ltd., whereby the Company obtained the marketing and distribution rights for a 10-year period to a microbiocide formulation developed by IBC in certain geographic areas. The formulation stops the transmission of communicable diseases through bodily contact.

                            EMPYREAN BIOSCIENCE, INC.

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


NOTE 9 - LICENSES AND ROYALTIES (CONTINUED)

     The Company is required to pay royalties equal to the greater of 2% of net sales or $1.35 per liter manufactured of the IBC products or minimum guaranteed royalties, as follows.

                                                        FUTURE
                                                       MINIMUM
                      YEAR ENDING                     GUARANTEED
                      DECEMBER 31,                     PAYMENTS
                      ------------                     --------
                         2000                          $    735
                         2001                               915
                         2002                             1,215
                         2003                             1,458
                         2004                             1,758
                      Thereafter                          7,576
                                                       --------
                                                       $ 13,657
                                                       ========

     We are a defendant in an action which was filed by Optima Holding Co., Ltd. and Mercury Technology Corp. on July 28, 1998, in the Circuit Court of the Eleventh Judicial District, Dade County, Florida. This action alleges that we tortiously interfered with Optima and Mercury's contractual relationship with IBC. Optima and Mercury claim that they had prior rights to the IBC formulation and that we induced IBC to breach that agreement. Optima and Mercury have requested an unspecified amount of damages against us. Plaintiffs also seek injunctive relief to prevent IBC and its managers and directors from allowing IBC to have further dealings with us. In a separate action that has now been consolidated with the first action in the same court, IBC has requested a declaratory judgment that IBC properly terminated its development and distribution contract with Optima and Mercury. If we are not successful in this action, we could lose the right to market, sell or manufacture products containing the formulation. The discovery in these actions is proceeding. Although IBC has represented that it has the exclusive right and authority to license the formula to the Company, and has agreed to pay any legal fees incurred by the Company arising out of the Company's investigation and any defense of this matter, there can be no assurance as to the outcome of this matter or that it will not materially or adversely impact the Company.

     In 1998, the Company obtained license distribution and manufacturing rights from third parties related to the IBC products. In consideration for these rights, the Company paid $50 in cash and issued 325,000 shares of common stock valued at $223. The Company is required to pay a royalty equal to 5% of the net revenues of certain products that contain the lotion.

     In 1999, the Company purchased the distribution rights from a third party to sell the IBC products in Canada. In consideration for these rights, the Company issued 100,000 shares of common stock valued at $70 and is required to pay a royalty equal to 5% of its net sales in Canada for certain products that contain the IBC formulation.

                            EMPYREAN BIOSCIENCE, INC.

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


NOTE 9 - LICENSES AND ROYALTIES (CONTINUED)

     On October 1, 1999, we entered into separate license agreements with Sunbeam Corporation and The Coleman Company, Inc. The licenses are non-exclusive. They allow us to use the Sunbeam(R) and Coleman(R) Trademarks in connection with the sale and distribution, throughout the United States and Canada, of our hand sanitizer and first aid antiseptic, sanitizing wet wipes, disinfectant surface spray and sanitizing baby wipes. The licenses expire on December 31, 2002. We can renew the licenses until December 31, 2005 if we meet the renewal terms under the agreement. As consideration, the Company paid to Coleman and Sunbeam prepaid royalties in the amount of $15. For the period of October 1, 1999 through December 31, 2000, the Company is required to pay royalties ranging from 5%-6% of net sales of licensed products sold and for the period of January 1, 2001 through December 31, 2002 the Company is required to pay 7% of net sales. The Company is required to pay guaranteed minimum amounts comprised of royalties, as follows.

                                                        FUTURE
                                                       MINIMUM
                      YEAR ENDING                     GUARANTEED
                      DECEMBER 31,                     PAYMENTS
                      ------------                     --------
                         2000                           $   45
                         2001                              110
                         2002                              220
                                                        ------
                                                        $  375
                                                        ======

NOTE 10 - RELATED PARTY TRANSACTIONS

     On June 16, 1998, the Company entered into a three year agreement with a company controlled by former director to provide strategic planning and business development services for a monthly fee of $6 and a one-time grant of 250,000 immediately exercisable stock options at $0.83 per share expiring three years from the date of the grant. The Company incurred total expenses on this contract of $162 in 1998 of which $36 was payable in cash and the balance of $126 represents the fair value of the stock options granted. Additionally, $64 was payable in cash under this contract in 1999. The contract was cancelled by the Company effective in October 1999.

     During 1998, the Company entered into an agreement with a company controlled by a current director who was appointed in August 1999. The agreement provided for financial advisory services to the Company with respect to obtaining strategic corporate or institutional investors and also facilitated introductions to key customers and distributors in exchange for the issuance of warrants to purchase 1,000,000 shares of common stock, of which 250,000 warrants were fully exercisable in April 1998 at an exercise price of $0.01 per share, 250,000 warrants were fully exercisable in January 1999 at an exercise price of $0.01 per share and the remaining 500,000 were exercisable in May 1999 at an exercise price of $0.50 per share. Consulting expenses, representing the fair value of the stock warrants issued in accordance with SFAS 123, of $213 and $301 were recorded in 1998 and 1999, respectively.

     The company incurred legal expenses of $127 in 1998 and $64 in 1999 with a law firm founded by a former director. Accrued and outstanding expenses to this firm were $64 at December 31, 1999.

                            EMPYREAN BIOSCIENCE, INC.

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


NOTE 11 - REVENUES

     Net revenues are comprised of the  following  for the year ending  December
     31:

                                                         1999        1998
                                                        -------     -------
     Distribution rights                                $   550     $    --
     Product sales                                          112          10
                                                        -------     -------
     Net revenues                                       $   662     $    10
                                                        =======     =======

NOTE 12 - RESTRUCTURING CHARGES

     The Company recorded a restructuring charge of $345 in 1999 consisting of involuntary termination benefits of $263 and other related reorganization costs of $82. This charge resulted from a business reorganization approved by the Board of Directors in December 1999 that included a facility closure, relocation of the corporate headquarters into a more cost effective location, severance costs for two Arizona based personnel and the write down of abandoned fixed assets to estimated fair value less cost to sell. As of December 31, 1999, both employees had been terminated and severance payments and benefits are payable to December 31, 2000. At December 31, 1999, no other reorganization costs had been paid. All reorganization costs including severance payments are expected to be paid prior to December 31, 2000.

                            EMPYREAN BIOSCIENCE, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS EXCEPT SHARE AMOUNTS)


                                                     September 30,  December 31,
                                                         2000          1999
                                                       --------      --------
                                                      (unaudited)    (audited)
                                     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents .......................    $    233      $    286
  Accounts receivable .............................          30             7
  Prepaid expenses and deposits ...................          15            49
  Inventory .......................................         231           284
  Other ...........................................          --             3
                                                       --------      --------
    Total current assets ..........................         509           629

  Equipment and improvements ......................          41            52
                                                       --------      --------

    Total assets ..................................    $    550      $    681
                                                       ========      ========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities ........    $  2,057      $  2,045
  Deferred revenue ................................         100           100
  Short-term notes payable ........................          --           198
                                                       --------      --------

    Total current liabilities .....................       2,157         2,343

COMMITMENTS AND CONTINGENCIES .....................          --            --

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, authorized 100,000,000 shares,
    without par value; issued and outstanding
    (2000: 41,346,222; 1999: 31,522,109) ..........      28,966        21,494
  Accumulated deficit .............................     (30,573)      (23,156)
                                                       --------      --------

    Total stockholders' equity (deficit) ..........      (1,607)       (1,662)
                                                       --------      --------

    Total liabilities and stockholders'
      equity (deficit) ............................    $    550      $    681
                                                       ========      ========
                 See accompanying notes to financial statements

                            EMPYREAN BIOSCIENCE, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                         Three months ended        Nine months ended
                                                        ---------------------     ---------------------
                                                        Sept. 30,   Sept. 30,     Sept. 30,   Sept. 30,
                                                          2000        1999          2000        1999
                                                        --------    --------      --------    --------
Net revenues ....................................       $     49    $     63      $    496    $    650
Cost of sales ...................................             27          11           267          34
                                                        --------    --------      --------    --------

      Gross profit ..............................             22          52           229         616


Selling, general and administrative .............            978         906         2,159       2,891
Royalties .......................................           (345)        124            64         372
Litigation settlement expense ...................          5,360          --         5,434          --
                                                        --------    --------      --------    --------

      Operating expenses ........................          5,993       1,030         7,657       3,263

      Loss from operations ......................         (5,971)       (978)       (7,428)     (2,647)

Other, net ......................................             10          (1)          (14)         (2)
Interest expense ................................             (1)        (45)           (6)       (156)
Interest income .................................              8           1            31           3
                                                        --------    --------      --------    --------

      Other income (expense) ....................             17         (45)           11        (155)
                                                        --------    --------      --------    --------

Net loss ........................................       $ (5,954)   $ (1,023)     $ (7,417)   $ (2,802)
                                                        ========    ========      ========    ========

Basic and diluted loss per share ................       $  (0.15)   $  (0.04)     $  (0.20)   $  (0.10)
                                                        ========    ========      ========    ========

Weighted average number of shares outstanding....         39,207      28,456        36,305      27,519
                                                        ========    ========      ========    ========

                 See accompanying notes to financial statements

                            EMPYREAN BIOSCIENCE, INC.

       CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                  Common Stock
                                                              ---------------------    Accumulated
                                                               Shares       Amount       Deficit         Total
                                                               ------       ------       -------         -----
Balances, January 1, 2000 .................................     31,522     $ 21,494      $(23,156)     $ (1,662)

Common stock issued for cash ..............................      2,904        1,452            --         1,452
Stock options and warrants exercised for cash .............        740          405            --           405
Common stock issued for royalties .........................        476          238            --           238
Common stock issued for debt and services .................        704          360            --           360
Common stock issued for litigation settlement .............      5,000        3,300            --         3,300
Fair value of options granted for litigation settlement....         --        1,595            --         1,595
Fair value of other option and warrant grants .............         --          122            --           122
Net loss ..................................................         --           --        (7,417)       (7,417)
                                                              --------     --------      --------      --------

Balances, September 30, 2000 ..............................     41,346     $ 28,966      $(30,573)     $ (1,607)
                                                              ========     ========      ========      ========

                 See accompanying notes to financial statements

                            EMPYREAN BIOSCIENCE, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                  Nine months ended
                                                           -------------------------------
                                                           September 30,     September 30,
                                                               2000              1999
                                                              -------           -------
Cash flows from operating activities:
     Net cash used by operating activities .............      $(1,998)          $(1,719)

Cash flows from investing activities:
  Proceeds from sales of fixed assets ..................            5                --
Purchase of capital assets .............................          (17)               (9)
                                                              -------           -------

     Net cash used by investing activities .............          (12)               (9)

Cash flows from financing activities:
  Issuance of common stock .............................        1,857             1,008
  Proceeds of short-term notes payable .................          250               800
  Payments of short-term note payable ..................         (150)               --
                                                              -------           -------

     Net cash provided by financing activities..........        1,957             1,808
                                                              -------           -------

     Net increase (decrease) in cash
       and cash equivalents ............................          (53)               79

Cash and cash equivalents at beginning of period........          286                63
                                                              -------           -------

Cash and cash equivalents at end of period .............      $   233           $   142
                                                              =======           =======

                 See accompanying notes to financial statements

                            EMPYREAN BIOSCIENCE, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

NOTE 1 - BASIS OF PRESENTATION

     The financial information included herein for the quarters and nine month periods ended September 30, 2000 and 1999, and the financial information as of September 30, 2000, is unaudited. However, such information reflects all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods. The interim financial statements and the notes thereto should be read in conjunction with the annual audited financial statements as of December 31, 1999. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

     The accompanying condensed consolidated financial statements include Empyrean Bioscience, Inc. and its wholly-owned subsidiary, Empyrean Diagnostics, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

NOTE 2 - GOING CONCERN

     We incurred net losses in 1998 and 1999 and expect to incur net losses in 2000 and at least through 2001. We expect operations to generate negative cash flow in 2000 and through at least 2001. We do not have existing capital resources or credit lines available that are sufficient to fund our operations and capital requirements as presently planned over the next twelve months. In November 2000, we secured a one-year, $1,000 revolving line of credit from a bank, secured by the signature guarantees of several officers and directors and their wives, which in turn are guaranteed by the assets of the Company. We believe this line of credit will be sufficient to meet our cash flow requirements until early 2001, at which time we plan to raise additional equity financing and repay outstanding borrowings under the line of credit. We may also pursue a working capital line of credit to be secured by our accounts receivable and inventory. We plan to raise funds through the issuance of either debt or equity instruments. However, a working capital line of credit and/or equity or debt financing may not be available on favorable terms or at all. These factors raise doubts about our ability to continue as a going concern and our audit report contained in our 1999 annual report on Form 10-KSB filed with the U.S. Securities and Exchange Commission on March 30, 2000 contains an explanatory paragraph with respect to this matter.

NOTE 3 - SHORT-TERM NOTES PAYABLE

     In February 2000, the Company entered into promissory note agreements in the aggregate amount of $250 with various officers and directors. The promissory notes were due and payable nine months from the loan date and had a fixed interest rate of 10%, payable monthly. On February 23, 2000, promissory notes in the amount of $298, including $198 due and payable as of December 31, 1999, were converted into 596,000 shares of common stock. The remaining promissory note in the amount of $150 was paid in full in March 2000. The Company has no promissory notes due and payable as of September 30, 2000.

NOTE 4 - LEGAL PROCEEDINGS

     We are the plaintiff in an action that was filed in the United States District Court, Southern District of Florida Case No.00-8300. In this action in federal court, the Company brought suit against International Bioscience Corporation (IBC), David Thornburgh, M.D., and Sara Gomez for fraud in the inducement, tortious interference with a business relationship and breach of contract in connection with the Company's original license from IBC of certain technology. In August 2000, we announced that all legal disputes between IBC and our company have been resolved. We entered into a settlement agreement with IBC on August 9, 2000. This case against IBC has been settled by the filing of a Stipulation of Dismissal with the United States District Court on August 17, 2000 (see Note 8).

     Optima Holding Co. Ltd. intervened in our lawsuit against IBC, claiming that it has an exclusive prior right to use the same technology by virtue of a joint venture agreement entered into between IBC and Optima. Optima has asserted claims against us for injunctive relief, conversion and tortious interference with a business relationship. On August 18, 2000, Optima, together with Mercury Technology Corp. (Delaware) and Mercury Technology Corp. (Bahamas) (collectively "Mercury") amended its original intervention complaint to add two counts of patent infringement against both us and IBC, alleging that we willfully infringed U.S. Patent Nos. 3,594,468 and 4,321,277. Empyrean and IBC have each filed motions in the federal action seeking the dismissal of Mercury's patent infringement claims. Mercury has since dropped its claim of infringement of U.S. Patent No. 3,594,468. As noted above, although we have settled our claims against IBC and have filed a dismissal of the federal action, this may not dismiss the intervention by Optima and Mercury.

     We are also a defendant in an action that was filed by Optima Holding Co., Ltd. and Mercury Technology Corp. on July 28, 1998 in the Circuit Court of the Eleventh Judicial District, Dade County, Florida. This state court action alleges that we tortiously interfered with Optima and Mercury's contractual relationship with IBC. Optima and Mercury claim that they had prior rights to the IBC formulation and products and that we induced IBC to breach that agreement. Optima and Mercury have requested an unspecified amount of damages against us. In a separate action that has now been consolidated with the first action in the same court, IBC has requested a declaratory judgment that IBC properly terminated its development and distribution contract with Optima and Mercury. Optima and Mercury also seek injunctive relief to prevent IBC and its managers and directors from allowing IBC to have further dealings with us. The state court action was informally abated while the parties pursued their remedies in the federal action. If the federal action is dismissed, it is likely that the state court action will resume. If we are not successful in the state court action, or in the federal action, we could lose the right to market, sell or manufacture our hand sanitizer product and other products currently under development. Should any court judgment be entered precluding our rights to the products, IBC has agreed as part of our overall litigation settlement to secure its obligations to us by granting us the highest priority perfected security interest IBC is permitted to assign in IBC's rights in commercializing the products in the United States.

NOTE 5 - NET REVENUES

     Net revenues are comprised of the following:

                                      Three months ended     Nine months ended
                                     --------------------   --------------------
                                     Sept. 30,  Sept. 30,   Sept. 30,  Sept. 30,
                                       2000       1999        2000       1999
                                       -----      -----       -----      -----
     Product sales .................   $  49      $  30       $ 496      $ 100

     Distribution rights ...........      --         33          --        550
                                       -----      -----       -----      -----

          Net revenues .............      49         63         496        650
                                       =====      =====       =====      =====

NOTE 6 - STOCKHOLDERS' EQUITY

     On February 23, 2000, the Company completed a private placement of 6,151,050 shares of common stock that generated gross proceeds of $3,076. Of this amount, cash proceeds of $750 and $1,452 were received in the fourth quarter of 1999 and the first quarter of 2000, respectively, and $874 resulted from the conversion of promissory notes and royalties payable to common stock. As of September 30, 2000, we have paid all of our debt with cash or by converting promissory notes into the Company's common stock.

     The Company has granted options to employees, directors and others. The Company has also granted warrants to debt holders and investors. For options granted to non-employees, the Company recognizes consulting, interest, or litigation settlement expense equal to the fair value of the options. At September 30, 2000, 10,411,710 options and warrants were exercisable at a weighted average price of $0.69 per share.

     A summary of the status of stock options and warrants as of September 30, 2000, and changes during the nine months ended on that date is presented below.

                                                       Options                     Warrants
                                               ----------------------       ----------------------
                                                             Weighted                     Weighted
                                                             Average                      Average
                                                             Exercise                     Exercise
                                                 Number        Price         Number        Price
                                               ----------    --------       ----------    --------
     Outstanding at January 1, 2000 .......     6,633,000      $ .70        2,405,000      $ .67
       Granted ............................     3,263,000        .76        1,538,000        .50
       Exercised ..........................      (285,000)       .54         (455,000)       .55
       Expired ............................      (188,000)       .80               --         --
                                               ----------      -----       ----------      -----
     Outstanding at September 30, 2000 ....     9,423,000      $ .69        3,488,000      $ .68
                                               ==========      =====       ==========      =====

     Stock options and warrants were not included in the computation of diluted loss per share for the periods presented because to do so would have been antidilutive.

NOTE 7 - RESTRUCTURING CHARGE

     The Company recorded a restructuring charge of $345 in 1999 consisting of involuntary termination benefits of $263 and other related reorganization costs of $82. This charge resulted from a business reorganization approved by the Board of Directors in December 1999 that included a facility closure, relocation of the corporate headquarters into a more cost effective location, severance costs for two Arizona based personnel and the write down of abandoned fixed assets to estimated fair value less cost to sell. As of December 31, 1999, both employees had been terminated and severance payments and benefits are payable to December 31, 2000. As of September 30, 2000, $209 in reorganization costs have been paid and applied against the restructuring accrual. The remaining reorganization costs consist of severance payments and are expected to be paid prior to December 31, 2000.

NOTE 8 - LITIGATION SETTLEMENT EXPENSE

     In April 2000, the Company filed suit in the U.S. District Court for the Southern District of Florida against IBC alleging breach and default on its exclusive license agreement with us. The Company announced the resolution of all legal disputes with IBC in August 2000. Under the terms of the settlement, Empyrean retains the rights to licensed products in the United States, IBC retains the rights to licensed products in Brazil, and a 50/50 joint venture company formed by Empyrean and IBC obtains rights to licensed products in the rest of the world. We intend to account for the joint venture under the equity method of accounting. Empyrean is obligated to use IBC's GEDA(R) trademark on all its products. IBC has the right to use Empyrean's Preventx(R) trademark on its products. In addition, the settlement includes a new product license agreement between Empyrean and IBC that increases the royalty rate from 2% of net sales to 5% of net sales in the United States beginning August 9, 2000 but eliminates the minimum royalties called for under the prior license agreement beginning January 1, 2000. Empyrean will also receive a 5% royalty on IBC's net sales in Brazil. Additionally, IBC has agreed to raise up to $10,000, if necessary, for future clinical trials for a microbicidal contraceptive gel and Empyrean has agreed to expend up to $10,000, if necessary, in the future to market the licensed products.

     In conjunction with this settlement, the Company issued 5,000,000 shares of common stock and granted 2,226,000 options to purchase common stock to IBC at an exercise price of $0.83 per share. The market value of the common stock issued was $3,300 and the fair value of the options on the date of grant equaled $1,417. In addition, the Company incurred $539 of legal and other expenses related to the suit and its settlement and awarded stock options with a fair value of $178 to a director for his role in negotiating the settlement. These amounts, totaling $5,434, were expensed as litigation settlement expense. In addition, an accrual for minimum royalties to IBC of $358 that was established in the first and second quarters of 2000 was reversed in the third quarter as a result of the elimination of minimum royalties retroactive to January 1, 2000.

NOTE 9 - CASH FLOW STATEMENT

     During  2000,   the  Company  has  entered  into  the  following   non-cash
     transactions:

     * The Company issued 5,000,000 shares of common stock, valued at $3,300, and granted 2,226,000 options to purchase common stock, valued at $1,417, to IBC in conjunction with the resolution of all legal claims between the two companies and the establishment of a new 50/50 joint venture by the two companies. The Company also granted 250,000 options to purchase common stock, valued at $178, to a director for his role in negotiating the settlement with IBC.
     * The Company issued 1,072,050 shares of common stock, valued at $536, to various parties for the conversion of promissory notes and royalties payable by the Company to common stock.
     * The Company issued 108,063 shares of common stock, valued at $62, and granted 257,500 options to purchase common stock, valued at $122, to various consultants and other parties in compensation for services and loans provided to the Company.

NOTE 10 - SUBSEQUENT EVENT

     In November 2000, the Company secured a one-year, $1,000 revolving line of credit from a bank with an interest rate equal to the bank's prime rate plus 1/2%. The line of credit is secured by the signature guarantees of several officers and directors and their wives, which in turn are secured by the assets of the Company. In return for their guarantees, the Company granted these officers and directors, collectively, 450,000 shares of the Company's common stock. As of November 13, 2000, no borrowings under the line of credit were outstanding.

                                     ANNEX A

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger, is made as of January 31, 2001, by and among Empyrean Bioscience, Inc., a Wyoming corporation ("EBW") and Empyrean Bioscience, Inc., a Delaware corporation ("EBD").

                              W I T N E S S E T H:

     WHEREAS, EBW is a corporation duly organized and existing under the laws of the State of Wyoming;

     WHEREAS, EBD is a corporation duly organized and existing under the laws of the State of Delaware;

     WHEREAS, the authorized capital stock of EBW is: (i) 100,000,000 shares of common stock, without par value (the "EBW Common Stock") of which 43,282,986 shares are issued and outstanding; and (ii)100,000,000 shares of Class A Preferred Stock, $10.00 par value and 100,000,000 share of Class B Preferred Stock, $50.00 par value (collectively, the "EBW Preferred Stock"), of which no shares are issued and outstanding;

     WHEREAS, the authorized capital stock of EBD is: (i) 90,000,000 shares of common stock, par value $.0001 per share ("EBD Common Stock"), of which 100 shares are issued and outstanding, and (ii) 10,000,000 shares of Preferred Stock ("EBD Preferred Stock"), par value $.0001 per share, of which no shares are issued and outstanding;

     WHEREAS, the Boards of Directors of EBW and EBD deem it advisable and in the best interests of their respective corporations and shareholders that EBW be merged with and into EBD, with EBD being the surviving corporation (the "Reincorporation Proposal");

     WHEREAS, the Boards of Directors of EBW and EBD have approved this Agreement by resolutions duly adopted by their respective Boards of Directors in accordance with the laws of their respective jurisdictions of incorporation; and

     WHEREAS, EBW and EBD desire to effect the Reincorporation Proposal as a plan of reorganization in accordance with the provisions of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the "Code");

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and in accordance with applicable law, the parties hereto agree as follows:

                                    ARTICLE I
                            REINCORPORATION PROPOSAL

1.01 SURVIVING CORPORATION.

     (a) The effective time of the Reincorporation Proposal (the "Effective Time") shall occur at the latest of: (i) time and date that shareholders of EBW approve this Agreement and the Reincorporation Proposal; (ii) the time and date that a certificate of merger is duly filed with the Secretary of State of Delaware with respect to the Reincorporation Proposal or such later date and time as is set forth therein; and (iii) the time and date that articles of merger are duly filed with the Secretary of State of Wyoming with respect to the Reincorporation Proposal or such later date and time as is set forth therein.

     (b) At the Effective Time, EBW shall be merged with and into EBD, with EBD being the surviving corporation of the Reincorporation Proposal. At the Effective Time, the separate corporate existence of EBW shall cease and EBD shall possess all the rights, privileges, powers, and franchises of a public and private nature and be subject to all the restrictions, disabilities, and duties of each of EBW and EBD (collectively, the "Constituent Corporations"); and all and singular, the rights, privileges, powers and franchises of each of the Constituent Corporations, and all property, real, personal, or mixed, and all debts due to each of the Constituent Corporations on whatever account, as well for stock subscriptions as all other things in action belonging to each of the Constituent Corporations, shall be vested in EBD; and all property, rights, and privileges, powers, and franchises, and all and every other interest shall be thereafter as effectually the property of EBD as they were of the respective Constituent Corporations, and the title to any real estate vested by deed or otherwise, in either of such Constituent Corporations shall not revert or be in any way impaired by reason of the Merger; but all rights of creditors and all liens upon any property of EBW shall be preserved unimpaired. To the extent permitted by law, any claim existing or action or proceeding pending by or against either of the Constituent Corporations may be prosecuted as if the Merger had not taken place. All debts, liabilities, and duties of the respective Constituent Corporations shall thenceforth attach to EBD and may be enforced against it to the same extent as if such debts, liabilities, and duties had been incurred or contracted by it. All corporate acts, plans, policies, agreements, arrangements, approvals, and authorizations of EBW, its shareholders, Board of Directors and committees thereof, officers and agents which were valid and effective immediately prior to the Effective Time, shall be taken for all purposes as the acts, plans, policies, agreements, arrangements, approvals, and authorizations of EBD and shall be effective and binding thereon as the same were with respect to EBW. The employees and agents of EBW shall become the employees and agents of EBD and continue to be entitled to the same rights and benefits which they enjoyed as employees and agents of EBW. The requirements of any plans or agreements of EBW involving the issuance or purchase by EBW of certain shares of its capital stock shall be satisfied by the issuance or purchase of a like number of shares of EBD.

1.02 CERTIFICATE OF INCORPORATION AND BYLAWS.

     (a) From and after the Effective Time, the Certificate of Incorporation of EBD, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of EBD, until duly amended, in accordance with the laws of the State of Delaware.

     (b) From and after the Effective Time, the Bylaws of EBD, as in effect immediately prior to the Effective Time, shall be the Bylaws of EBD, until duly amended, in accordance with the laws of the State of Delaware.

1.03 DIRECTORS AND OFFICERS

     (a) The directors of EBD shall, from and after the Effective Time and until their respective successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of EBD, shall be those persons who are elected as directors of EBW on the date that the shareholders of EBW approve this Agreement and the Reincorporation Propose.

     (b) The officers of EBD shall, from and after the Effective Time and until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Bylaws of EBD, shall be the following:

               Name                                Office
               ----                                ------
               Richard C. Adamany                  President
               Bennett S. Rubin                    Executive Vice President
               Brenda K. Brown                     Vice President
               Richard C. Adamany                  Treasurer
               Bennett S. Rubin                    Secretary

1.04 TERMS OF MERGER.

     (a) At the Effective Time, the shares of capital stock of EBW shall be converted into shares of capital stock of EBD as follows:

          (i) each share of EBW Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without further act of EBW, EBD, or any holder thereof, be extinguished and converted into one (1) issued and outstanding and fully paid and nonassessable share of EBD Common Stock subject to the same terms, conditions, and restrictions, if any, as existed immediately prior to the Effective Time; and

          (ii) each share of EBW Common Stock held in the treasury immediately prior to the Effective Time, if any, shall, automatically and without further act of EBW, EBD, or any holder thereof, be extinguished and converted into one (1) fully paid and nonassessable share of EBD Common Stock to be held in the treasury of EBD subject to the same terms, conditions, and restrictions, if any, as existed immediately prior to the Effective Time.

     (b) Each person who, as a result of the Reincorporation Proposal, holds one or more certificates representing one or more shares of EBW Common Stock may surrender any such certificate to EBD, and, upon such surrender, EBD shall, within a reasonable time, deliver to such person, in substitution and exchange therefor, one or more certificates evidencing the number of shares of EBD Common Stock that such person is entitled to receive in accordance with the terms of this Agreement, in substitution for the number of shares of EBW Common Stock represented by each certificate so surrendered; provided, however, that no such holder shall be required to surrender any such certificate until such certificate otherwise would be surrendered for transfer on the books of the issuing corporation in the ordinary course of business.

     (c) At the Effective Time, all of the shares of capital stock of EBD issued or outstanding immediately prior to the Effective Time shall, automatically and without further act of EBW, EBD, or any holder thereof, be canceled and cease to exist, without any consideration being payable therefor.

     (d) At the Effective Time, each option to purchase a share of EBW Common Stock outstanding immediately prior to the Effective Time, if any, shall automatically and without further act of EBW, EBD, or any holder thereof, become an option to purchase one (1) share of EBD Common Stock, subject to the same terms and conditions.

                                   ARTICLE II
                                  MISCELLANEOUS

     2.01 CONSENT TO SERVICE OF PROCESS. EBD hereby consents and agrees, effective as of the Effective Time, to be sued and served with process in the State of Wyoming in any proceeding for the enforcement of the rights, if any, of a dissenting shareholder of EBW against EBD. EBD hereby irrevocably appoints the Wyoming Secretary of State as its agent to accept service of process in any such proceeding from and after the Effective Time. EBD hereby agrees that it will promptly pay to the dissenting shareholders of EBW the amount, if any, to which they shall be entitled under the Business Corporation Act of the State of Wyoming with respect to dissenting shareholders.

     2.02 ACCOUNTING MATTERS. Except as herein provided with respect to the cancellation of the outstanding shares of EBW, EBD agrees that, upon the Effective Time, the assets, liabilities, reserves, and accounts of EBW and EBD shall be taken up or continued on the books of EBD in the amounts at which such assets, liabilities, reserves, and accounts shall have been carried on the books of EBW and EBD immediately prior to the Effective Time, subject to such adjustments, and such elimination of intercompany items, as may be appropriate to give effect to the Reincorporation Proposal.

     2.03 EXPENSES OF REINCORPORATION PROPOSAL. From and after the Effective Time, EBD shall pay all unpaid expenses of carrying this Agreement into effect and accomplishing the Reincorporation Proposal.

     2.04 FURTHER ASSURANCES. If, at any time from and after the Effective Time, EBD shall consider or be advised that any further assignment or assurance in law is necessary or desirable to vest in EBD the title to any property or rights of EBW, the proper officers of EBD are hereby authorized, in the name of EBW or otherwise, to execute and make all such proper assignments and assurances in law, and to do all other things necessary or proper to vest such property or rights in EBD and otherwise to carry out the purposes of this Agreement.

     2.05 APPROVAL. This Agreement shall be submitted for approval by the holders of EBW Common Stock at an annual or special meeting of shareholders, and this Agreement constitutes the approval thereof by written consent of EBW in its capacity as sole shareholder of EBD.

     2.06 TERMINATION AND ABANDONMENT. At any time prior to the Effective Time and for any reason, this Agreement may be terminated and abandoned by the Board of Directors of EBW, notwithstanding approval of this Agreement by the shareholders of EBW and EBD. Upon any such termination, this Agreement shall become null and void and have no effect, without any liability to any person on the part of EBW or EBD or their shareholders, directors, or officers.

     2.07 AMENDMENT. At any time prior to the Effective Time and for any reason, this Agreement may be amended, notwithstanding approval of this Agreement by the shareholders of EBW or EBD, by an agreement in writing executed in the same manner as this Agreement; provided, however, that after approval of this Agreement by the shareholders of EBW, this Agreement may not be amended, without such further approval as is required by law, to the extent that such amendment would: (i) alter or change the amount or kind of shares to be received by the shareholders of EBD or EBW in the Reincorporation Proposal; (ii) alter or change any term of the Certificate of Incorporation of EBD; or (iii) effect any alteration or change that would adversely affect the shareholders of EBW or EBD.

                                        EMPYREAN BIOSCIENCE, INC.
                                        a Wyoming corporation


                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:


                                        EMPYREAN BIOSCIENCE, INC.
                                        a Delaware corporation


                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                     ANNEX B

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

                            17-16-1301. DEFINITIONS.

     (a) As used in this article:

          (i) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder;

          (ii) "Corporation"  means the issuer of the shares held by a dissenter
     before  the  corporate  action,   or  the  surviving,   new,  or  acquiring
     corporation by merger, consolidation, or share exchange of that issuer;

          (iii) "Dissenter" means a shareholder who is entitled to dissent from corporate action under W.S. 17-16-1302 and who exercises that right when and in the manner required by W.S. 17-16-1320 through 17-16-1328;

          (iv) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

          (v) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans, or, if none, at a rate that is fair and equitable under all the circumstances;

          (vi) "Record shareholder" means the person in whose names shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation;

          (vii) "Shareholder" means the record shareholder or the beneficial shareholder.

                          17-16-1302. RIGHT TO DISSENT.

     (a) A shareholder is entitled to dissent from, and to obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

          (i) Consummation of a plan of merger or consolidation to which the corporation is a party if:

               (A) Shareholder approval is required for the merger or the consolidation by W.S. 17-16-1103 or 17-16-1111 or the Articles of Incorporation and the shareholder is entitled to vote on the merger or consolidation; or

               (B) The corporation is a subsidiary that is merged with its parent under W.S. 17-16-1104.

          (ii) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (iii) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

          (iv) An amendment of the Articles of Incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

               (A) Alters or abolishes a preferential right of the shares;

               (B)   Creates,   alters  or  abolishes  a  right  in  respect  of
          redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

               (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

               (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

               (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under W.S. 17-16-604.

          (v) Any corporate action taken pursuant to a shareholder vote to the extent the Articles of Incorporation, Bylaws, or a resolution of the Board of Directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his or her shares under this article may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

             17-16-1303. DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his or her behalf only if:

          (i) He or she submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (ii) He does so with respect to all shares of which he or she is the beneficial shareholder or over which he or she has power to direct the vote.

                    17-16-1320. NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under W.S. 17-16-1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under W.S. 17-16-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in W.S. 17-16-1322.

                 17-16-1321. NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under W.S. 17-16-1302 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights shall deliver to the corporation before the vote is taken written notice of his or her intent to demand payment for his or her shares if the proposed action is effectuated and shall not vote his or her shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) of this section is not entitled to payment for his or her shares under this article.

                         17-16-1322. DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under W.S. 17-16-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of W.S. 17-16-1321.

     (b) The dissenters' notice shall be sent no later than ten (10) days after the corporate action was taken, and shall:

          (i) State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

          (ii) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (iii) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or she acquired beneficial ownership of the shares before that date;

          (iv) Set a date by which the corporation shall receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty
     (60) days  after the date the notice  required  by  subsection  (a) of this section is delivered; and

          (v) Be accompanied by a copy of this article.

                       17-16-1323. DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in W.S. 17-16-1322 shall demand payment, certify whether he or she acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to W.S. 17-16-1322(b)(iii), and deposit his or her certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his or her share certificates under subsection (a) of this section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his or her share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his or her shares under this article.

                         17-16-1324. SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under W.S. 17-16-1326.

     (b)  The  person  for  whom   dissenters'   rights  are   asserted   as  to
uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

                              17-16-1325. PAYMENT.

     (a) Except as provided in W.S. 17-16-1327, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with W.S. 17-16-1323 the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The payment shall be accompanied by:

          (i) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders'
     equity for that year, and the latest available interim financial statements, if any;

          (ii) A statement of the corporation's estimate of the fair value of the shares;

          (iii) An explanation of how the interest was calculated;

          (iv) A statement of the dissenter's right to demand payment under W.S. 17-16-1328; and

          (v) A copy of this article.

                       17-16-1326. FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters' notice under W.S. 17-16-1322 and repeat the payment demand procedure.

                       17-16-1327. AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by W.S. 17-16-1325 from a dissenter unless he or she was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

     (b) To the extent the corporation elects to withhold payment under subsection (a) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under W.S. 17-16-1328.

    17-16-1328. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment under W.S. 17-16-1325, or reject the corporation's offer under W.S. 17-16-1327 and demand payment of the fair value of his or her shares and interest due, if:

          (i) The dissenter believes that the amount paid under W.S. 17-16-1325 or offered under W.S. 17-16-1327 is less than the fair value of his or her shares or that the interest due is incorrectly calculated;

          (ii) The corporation fails to make payment under W.S. 17-16-1325 within sixty (60) days after the date set for demanding payment; or

          (iii) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this section unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this section within thirty (30) days after the corporation made or offered payment for his or her shares.

                            17-16-1330. COURT ACTION.

     (a) If a demand for payment under W.S. 17-16-1328 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding in the district court of the county where a corporation's principal office, or if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in the amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for:

          (i) The amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation; or

          (ii)  The  fair  value,   plus  accrued   interest,   of  his  or  her
     after-acquired shares for which the corporation elected to withhold payment under W.S. 17-16-1327.

                    17-16-1331. COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under W.S. 17-16-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under W.S. 17-16-1328.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (i) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of W.S. 17-16-1320 through 17-16-1328; or

          (ii) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

======================================    ======================================

NO PERSON HAS BEEN  AUTHORIZED TO GIVE
ANY   INFORMATION   OR  TO  MAKE   ANY
REPRESENTATION  NOT  CONTAINED IN THIS
JOINT  PROXY  STATEMENT/PROSPECTUS  IN            50,140,740 SHARES OF
CONNECTION WITH THE OFFER MADE BY THIS                COMMON STOCK
JOINT PROXY STATEMENT/PROSPECTUS, AND,
IF  GIVEN OR  MADE,  SUCH  INFORMATION
MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED  BY THE COMPANY.  THE JOINT           EMPYREAN BIOSCIENCE, INC.
PROXY  STATEMENT/PROSPECTUS  DOES  NOT
CONSTITUTE  AN OFFERING BY THE COMPANY
IN  ANY  JURISDICTION  IN  WHICH  SUCH
OFFERING MAY NOT BE LAWFULLY MADE.

                                             --------------------------------

           TABLE OF CONTENTS                 JOINT PROXY STATEMENT/PROSPECTUS

Summary ...........................  1       --------------------------------
Risk Factors ......................  4
Our Annual Meeting ................ 11
The Reincorporation Proposal ...... 13
Election of Directors ............. 23
The Amendment Proposal ............ 27
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations..................... 28
Executive Compensation ............ 51
Security Ownership of Certain
 Beneficial Owners and Management.. 53
Description of Our Capital Stock... 55
Certain Relationships and Related
 Transactions ..................... 57
Shares Being Reoffered; Plan of
 Distribution ..................... 60
Price of Common Stock ............. 61                JANUARY 31, 2001
Index to Financial Statements ..... F-1

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